Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

PERKINELMER, INC.

BURTON ACQUISITION I, INC.

BURTON ACQUISITION II, INC.

BIOLEGEND, INC.,

and

GENE LAY,

solely in his capacity as STOCKHOLDER REPRESENTATIVE

Dated as of July 25, 2021

i

(Continued)

(Continued)

(Continued)

Exhibit A	Form of Significant Stockholder Agreement
Exhibit B	Form of Adjustment Escrow Agreement
Exhibit C	[Reserved]
Exhibit D	Form of Stockholder Consent and Agreement
Exhibit E	Suitability Documentation
Exhibit F	Form of First Certificate of Merger
Exhibit G	Form of Second Certificate of Merger
Exhibit H	Form of Letter of Transmittal
Exhibit I	Sample Statement

Schedule A	Key Employees
Schedule B	Preliminary Payment Schedule
Schedule C	Applicable Antitrust Authorizations Schedule

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 25, 2021 (this “Agreement”), is between PerkinElmer, Inc. a Massachusetts corporation (the “Acquiror”), Burton Acquisition I, Inc., a California corporation and a wholly owned subsidiary of the Acquiror (“Sub I”), Burton Acquisition II, Inc., a California corporation and a wholly owned subsidiary of the Acquiror (“Sub II” and, together with Sub I, “Subs”), BioLegend, Inc., a California Corporation (the “Company”), and Gene Lay, solely in his capacity as the Stockholder Representative.

RECITALS

WHEREAS, Acquiror and the Company intend to effect a merger of Sub I with and into the Company (the “First Merger”) in accordance with this Agreement and the California Corporations Code of the State of California (the “CA Code”), as applicable, upon consummation of which Sub I will cease to exist and the Company will become a wholly owned subsidiary of Acquiror;

WHEREAS, immediately following the First Merger and as part of the same overall transaction as the First Merger, the Company will merge with and into Sub II (the “Second Merger” and, together with the First Merger, the “Merger”), with Sub II being the surviving entity of the Second Merger;

WHEREAS, the Parties intend that the First Merger and the Second Merger, taken together, will constitute an integrated transaction described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations (the “Intended Tax Treatment”), and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g);

WHEREAS, the boards of directors of each of the Acquiror, the Company, Sub I and Sub II have (i) determined that the Merger is advisable and fair to, and in the best interests of, their respective stockholders and (ii) approved the Merger upon the terms and subject to the conditions set forth in this Agreement pursuant to the CA Code;

WHEREAS, the Acquiror, Subs and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, concurrently with the execution of this Agreement, and as a material inducement to the willingness of the Acquiror and Subs to enter into this Agreement, the Acquiror has entered into duly executed agreements in the form attached hereto as Exhibit A (collectively, the “Significant Stockholder Agreements”), with certain Stockholders that collectively hold a number of Shares sufficient to constitute the Company Stockholder Approval.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, the receipt and sufficiency of which are hereby acknowledged and agreed, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Certain Defined Terms. For purposes of this Agreement:

“2018 Cash SAR Plan” means the Company’s 2018 Cash Stock Appreciation Rights Plan.

“AAA” means the American Arbitration Association.

“Accounting Principles” means GAAP applied on a basis consistent with the application thereof to the most recent audited financial statements included in the Financial Statements (to the extent consistent with GAAP).

“Accredited Investor” means an “accredited investor” as such term is defined in Rule 501(a) under the Securities Act.

“Acquiror Common Stock” means Acquiror’s common stock, $1 par value per share.

“Acquiror Common Stock Reference Price” means $156.3561, representing the volume weighted average trading price of the Acquiror Common Stock on the New York Stock Exchange (as reported by Bloomberg L.P. under the function “VWAP” or, if not reported therein, in another authoritative source mutually selected by the parties) for the ten (10) Trading Day period ending on the first full Trading Day immediately preceding the date of this Agreement.

“Acquiror Contractual Representations” means the representations and warranties of the Acquiror and Subs as expressly set forth in (i) ARTICLE IV (as qualified, where applicable, by the terms and conditions (including limitations and exclusions) of this Agreement), (ii) any Ancillary Agreement, or (iii) the certificate to be delivered by the Acquiror and Subs pursuant to Section 6.2(c).

“Acquiror Material Adverse Effect” means any event, change, occurrence, development or effect that would reasonably be expected to prevent the performance by the Acquiror of its obligations under this Agreement or the consummation of the Transactions.

“Action” means any claim, hearing, demand, litigation, action, suit, inquiry, investigation, arbitration or proceeding by or before any Governmental Authority.

“Adjustment Escrow Account” means the account to be established by the Escrow Agent to hold the Adjustment Escrow Amount.

“Adjustment Escrow Agreement” means the escrow agreement to be entered into by the Acquiror, the Stockholder Representative and the Escrow Agent, in the form of Exhibit B.

“Adjustment Escrow Amount” means $5,000,000.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Aggregate Option Exercise Price” means the aggregate cash exercise prices payable upon the exercise in full of all In-the-Money Options outstanding as of immediately prior to the Effective Time.

“Aggregate Stock Closing Merger Consideration” means the number of shares of Acquiror Common Stock that is equal to (a) the Aggregate Stock Closing Merger Consideration Value divided by (b) the Acquiror Common Stock Reference Price.

“Aggregate Stock Closing Merger Consideration Value” means (a) the Pre-Holdback Estimated Merger Consideration Value Payable to Shares multiplied by (b) 0.405.

“Ancillary Agreements” means, unless otherwise expressly provided therein, each other agreement, document, instrument or certificate contemplated by this Agreement to be executed in connection with the consummation of the Transactions, including the Adjustment Escrow Agreement, the Significant Stockholder Agreements and the Stockholder Consents and Agreements.

“Anti-Corruption Laws” means all laws relating to bribery or corruption, including: (a) the U.S. Foreign Corrupt Practices Act of 1977, as amended; and (b) any other applicable anti-corruption or anti-bribery laws.

“Appreciation Limit” has the meaning given to such term under the 2018 Cash SAR Plan.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York or San Diego, California.

“Cash” means, as at a specified date, the aggregate amount of all cash, cash equivalents and marketable securities held by the Company or any of its Subsidiaries, including all outstanding security, customer or other deposits, including cash resulting from checks, wires, drafts and credit card receivables, deposited, initiated or charged, as applicable, prior to the applicable Measuring Time that clear thereafter, less the amounts of any issued but uncleared checks, drafts, overdrafts and wires issued prior to the applicable Measuring Time that clear thereafter, in each case, without giving effect to the Transactions and calculated in accordance with the Accounting Principles on a basis consistent with the preparation of the Sample Statement.

“Cash-Out Holder” means any holder of Shares as of immediately prior to the Closing that is not a Qualified Holder.

“Claimed Amount” means the amount of any Losses incurred or reasonably expected to be incurred by the Acquiror Indemnified Parties in connection with a claim for indemnification pursuant to Article VIII.

“Closing Merger Consideration” means the aggregate of (a) the amounts required to be deposited by Acquiror in the Payment Fund pursuant to Section 2.10(a) and (b) the Option Payment Amount.

“Closing Per Share Cash Merger Consideration” means an amount in cash equal to (i) the Closing Per Share Merger Consideration Value minus (b) (i) the Closing Per Share Stock Merger Consideration multiplied by (ii) the Acquiror Common Stock Reference Price.

“Closing Per Share Merger Consideration” means, (a) in the case of each Share held by a Qualified Holder, the Closing Per Share Cash Merger Consideration and the Closing Per Share Stock Merger Consideration and, (b) in the case of each Share held by a Cash-Out Holder, an amount in cash equal to the Closing Per Share Merger Consideration Value.

“Closing Per Share Merger Consideration Value” means (a) the Estimated Merger Consideration Value divided by (b) the Fully Diluted Share Number.

“Closing Per Share Stock Merger Consideration” means the number of shares of Acquiror Common Stock that is equal to the Aggregate Stock Closing Merger Consideration divided by the number of Qualified Holder Shares, issued in book entry form.

“Code” means the Internal Revenue Code of 1986, as amended through the date hereof.

“Company Common Stock” means the common stock of the Company.

“Company Form S-1” means the Company’s Draft Registration Statement on Form S-1, confidentially submitted with the SEC on June 8, 2021, as updated by the in-process amendment that is attached to Schedule 1.1(a) of the Disclosure Schedules.

“Contract” means any contract, agreement, license, mortgage, indenture, lease, note, bond, loan, obligation, or legally binding arrangement or understanding.

“Contractual Representations” means the representations and warranties of the Company (or, in the case of any Ancillary Agreement, any other party thereto other than the Acquiror and its Affiliates) as expressly set forth in (a) ARTICLE III (as qualified, where applicable, by the terms and conditions (including limitations and exclusions) of this Agreement), (b) any Ancillary Agreement, or (c) the certificates to be delivered by the Company pursuant to Section 6.3(d), Section 6.3(f) and Section 6.3(m).

“control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise.

“COVID-19 Measures” means any (a) quarantine, “shelter in place,” “stay at home,” social distancing, shut-down, closure, sequester or declaration of martial law or similar Law, directive, guidelines or recommendations in each case promulgated or enacted by any Governmental Authority (including the Center for Disease Control and the State of California) or (b) any action required (or required to be omitted) by any Governmental Authority in response to any of the matters in clause (a), in each case, solely in connection with COVID-19.

“Dispute” shall mean the dispute resulting if the Stockholder Representative in a Response disputes the liability of the Indemnifying Stockholder for all or part of a Claimed Amount.

“Encumbrance” means any charge, claim, mortgage, lien, option, pledge, security interest or other similar restriction of any kind (other than those created under applicable securities laws, and not including any non-exclusive license of Intellectual Property entered into with customers in the Ordinary Course of Business).

“ERISA Affiliate” means any Person (whether or not incorporated) who, together with any other Person, is or has within the last six years been considered, a single employer pursuant to Section 414 of the Code or Section 4001(b) of ERISA.

“Escrow Agent” means Wells Fargo Bank, National Association.

“Estimated Merger Consideration Value” means (a) $5,250,000,000, plus (b) the Estimated Cash, plus (c) the Estimated Net Working Capital Adjustment, if any, plus (d) the Aggregate Option Exercise Price, minus (e) the Estimated Unpaid Pre-Closing Income Taxes, minus (f) the Estimated Payoff Debt, minus (g) the Estimated Transaction Expenses, minus (h) the Adjustment Escrow Amount.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Credit Facilities” means the Credit Agreement, dated October 27, 2017, by and between the Company and J.P. Morgan Chase Bank, N.A., as amended by Amendment No. 1, dated as of April 12, 2018, as further amended by Amendment No. 2, dated as of March 16, 2020, as further amended by Amendment No. 3, dated as of April 15, 2020, as further amended by Amendment No. 4, dated as of October 13, 2020, and as further amended by Amendment No. 5, dated as of November 23, 2020.

“Financially Experienced Holder” means, with respect to any Stockholder, that such Stockholder, either alone or with such Stockholder’s “purchaser representative(s)” within the meaning of Rule 501(i) under the Securities Act, has such knowledge and experience in financial and business matters that such Stockholder is capable of evaluating the merits and risks of the prospective investment in Acquiror Common Stock contemplated by this Agreement.

“Fraction of Merger Consideration Value Payable to Shares” means (a) (i) the Estimated Merger Consideration Value, minus (ii) the Option Payment Amount, minus (iii) the Aggregate Option Exercise Price, divided by (b) (i) the Estimated Merger Consideration Value minus (ii) the Aggregate Option Exercise Price.

“Fraud” means, with respect to any Party, the intentional (and not constructive) fraud of such Party effected by such Party making a Contractual Representation or an Acquiror Contractual Representation, as the case may be, with the actual (and not constructive) knowledge of such Party that such representation was false when made (as opposed to the making of a representation negligently or recklessly) and which was made with the intention of inducing the Person to whom such representation was made (the “Recipient”) to act or refrain from acting, and upon which the Recipient reasonably relied to its material detriment.

“Fraud Indemnification Amount” means the aggregate value of the Merger Consideration actually received by the Indemnifying Stockholder at the Closing (or thereafter in accordance with Section 2.12).

“Fundamental Representations” means the representations and warranties of the Company set forth in Section 3.1(a) (Organization and Qualification); Section 3.2 (Authority); Section 3.3(a)(i) (No Conflicts with Organizational Documents); Section 3.4(a), Section 3.4(b), the third, fourth, and fifth sentences of Section 3.4(c), the second and third sentences of Section 3.4(e) and Section 3.4(g) (Capitalization); Section 3.5 (Equity Interests); and Section 3.24 (Brokers).

“Fully Diluted Percentage” means, with respect to any holder of Shares or Options, a ratio (expressed as a percentage) equal to (a) the sum of (i) the number of Shares, if any, held by such holder as of immediately prior to the Effective Time and (ii) the number of Shares issuable upon the exercise in full of all outstanding In-the-Money Options held by such holder as of immediately prior to the Effective Time, divided by (b) the Fully Diluted Share Number.

“Fully Diluted Share Number” means (a) the aggregate number of Shares (other than Cancelled Shares) outstanding as of immediately prior to the Effective Time, plus (b) the aggregate number of Shares issuable upon the exercise in full of all In-the-Money Options outstanding as of immediately prior to the Effective Time, whether or not vested or currently exercisable.

“GAAP” means United States generally accepted accounting principles as consistently applied by the Company.

“Government Official” mean any official, employee, or agent of any government, military, public international organization, state-owned or affiliated entity, political party, or any instrumentality thereof.

“Governmental Authority” means any United States or non-United States national, federal, state or local governmental, regulatory or administrative authority, agency or commission or any judicial or arbitral body, including any court or arbitral panel.

“In-the-Money Option” means an Option having a per Share exercise price less than the Closing Per Share Merger Consideration Value.

“Income Taxes” means any Taxes imposed on or with respect to net income or net profits or any franchise Taxes imposed in lieu thereof.

“Indebtedness” means, with respect to any Person, all obligations of such Person, including all accrued and unpaid interest, premiums and penalties (such as “breakage” costs and prepayment or early termination penalties) or fees or other amounts owing, in respect of: (a) borrowed money, whether secured or unsecured, (b) notes, bonds, debentures or similar Contracts or securities, (c) deferred purchase price of any property, (d) any lease of real or personal property, which obligations are required to be classified and accounted for under GAAP as capital leases, (e) derivative contracts and any interest rate and currency agreements, (f) outstanding letters of credit, and (g) all guarantees, keepwell or similar arrangements for any of the foregoing.

“Indemnifying Stockholder” means Gene Lay.

“Inside Date” means September 17, 2021.

“Interim Balance Sheet” means the balance sheet as of March 31, 2021.

“Intellectual Property” means all intellectual property rights arising under the laws of the United States, any state thereof, or of any other jurisdiction in the world with respect to the following: (a) trade names, trademarks and service marks (registered and unregistered brand names and logos), certification marks, corporate names, domain names, trade dress and similar identifiers of origin and any common law rights thereto, registrations and applications to register any of the foregoing, and any goodwill associated therewith and symbolized thereby (collectively, “Marks”); (b) patents and patent applications and rights in respect of utility models or industrial designs, including patent term extensions, supplementary protection certificates, provisional applications, and all related continuations, continuations-in-part, divisionals, renewals, reissues, re-examinations, substitutions and extensions thereof (collectively, “Patents”); (c) copyrights and registrations and applications therefor, including software, website and mobile content, social media accounts, rights in data and other compilations of information (collectively, “Copyrights”); and (d) know-how, inventions, discoveries, methods, processes, technical data, specifications, research and development information, technology, data bases and other proprietary or confidential information, including customer lists and supplier lists, in each case that derives economic value from not being generally known to other Persons who can obtain economic value from its disclosure, but excluding any Copyrights or Patents that cover or protect any of the foregoing (collectively, “Trade Secrets”).

“IPO Process” means the preparation of the Company Form S-1 and the proposed initial public offering of the Company.

“IRS” means the Internal Revenue Service of the United States.

“IT Systems” means any technology, computer systems and infrastructure, including Software, networks, databases, equipment, hardware, middleware, servers, workstations and routers used in the operation of the business of the Company and the Company’s Subsidiaries.

“Key Employee” means each Company employee identified on Schedule A.

“Knowledge” with respect to the Company means the actual knowledge of the persons listed in Schedule 1.1(b) as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate) after reasonable inquiry of direct reports.

“Knowledge of Acquiror” with respect to the Acquiror means the actual knowledge of the persons listed in Schedule 1.1(c) as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate) after reasonable inquiry of direct reports.

“Law” means any statute, law, ordinance, regulation, rule, code, injunction, judgement, decree or order of any Governmental Authority.

“Leased Real Property” means the real property leased by the Company or any of its Subsidiaries, in each case, as tenant, together with, to the extent leased by the Company or its Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any of its Subsidiaries relating to the foregoing.

“Liability” means any liability, debt, obligation, deficiency, interest, penalty, fine, claim, demand, judgment, cause of action, or other loss (including loss of benefit or relief), cost or expense of any kind or nature whatsoever, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or become due and regardless of when or by whom asserted.

“Losses” means damages, liabilities, losses, costs, claims, obligations, expenses or other Liabilities, including amounts paid in settlement, reasonable attorneys’ fees and other expenses of litigation, arbitration or other dispute resolution procedures.

“Malicious Code” means any “virus,” “worm,” “time bomb,” “key-lock,” “back door,” “drop dead device,” “Trojan horse,” “spyware,” or “adware” (as such terms are commonly understood in the software industry) or any other code designed to: (a) materially disrupt, disable, harm or otherwise impede the operation of, or provide unauthorized access to, a computer system on which such code is installed, except for license keys that disable access to certain of such software upon expiration of the applicable license or (b) damage or destroy any data or file without the user’s consent.

“Material Adverse Effect” means any change, development, occurrence, event, effect or condition that, individually or in the aggregate, has had or would reasonably be expected to have a materially adverse effect on (a) the ability of the Company to perform its material obligations under this Agreement or to consummate the Transactions, or (b) the condition (financial or otherwise), business, assets, liabilities, operations, capitalization, results of operations or financial performance of the Company and its Subsidiaries, taken as a whole; provided, however, that any adverse effect to the extent occurring after the date of this Agreement that is caused by the following shall not be taken into account in determining whether a Material Adverse Effect has occurred: (A) conditions generally affecting the industries, geographies and markets in which the Company and its Subsidiaries operate or changes or developments generally affecting the economy or the financial or securities markets in the United States or globally (including changes in the credit, debt or financial capital markets and changes in interest or exchange rates),

(B) changes resulting from any regulatory and political conditions or developments in the United States or globally, (C) changes in the financial, banking or securities markets (including any disruption thereof) or changes in currency exchange rates, (D) any outbreak or escalation of war, hostilities, terrorist attack, sabotage (including cyberattacks) natural disaster, civil unrest or any other similar emergency, calamity or crisis, (E) any pandemic, disease outbreak or other public health emergency, including the COVID-19 pandemic, or the effect of any abatement thereof, and any action required by COVID-19 Measures, (F) changes in GAAP or other applicable Laws, rules or regulations, (G) failure to meet financial or operational projections (provided that any change, development, occurrence, event, effect or condition that caused or contributed to such failure to meet projections, plans, estimates, forecasts or predictions shall not be excluded), (H) statements by Acquiror regarding the plans or intentions of Acquiror with respect to the post-Closing conduct of the business of the Company and including the impact of such communications on the Company’s business relationships or the termination or modification by any customer or other business relation of its business relationship with the Company as a result of the announcement of this Agreement and the identity of Acquiror (provided that the exception contained in this clause (H) shall not apply to any change, development, occurrence, event, effect or condition arising from a breach of Section 3.3 (No Conflict; Consent of Third Parties)), (I) any act or omission of the Company prior to the Closing Date taken at the express written request of Acquiror, (J) the announcement of this Agreement or the announcement of the proposed consummation of the Transactions, including the impact thereof on relationships with, or loss or impairment of, customers, vendors, distributors or landlords having relationships with the Company and its Subsidiaries (provided that the exception contained in this clause (J) shall not apply to any change, development, occurrence, event, effect or condition arising from a breach of Section 3.3 (No Conflict; Consent of Third Parties)), (K) any action taken by the Company or any of its Subsidiaries which is required by the express terms and conditions of this Agreement (including the consummation of the Merger) to the extent the potential consequence of such action is disclosed in the Disclosure Schedules; provided, that the matters described in clauses (A), (B), (C), (D), (E) (other than the COVID-19 pandemic and the effect of any abatement thereof) and (F), shall be taken into account in the determination of whether or not a Material Adverse Effect has occurred to the extent (and only to the extent) any such matter has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated participants in the industry and geographies in which they operate.

“Material Commercial Contracts” means (a) the top ten (10) Contracts of the Company and its Subsidiaries as measured by revenue and (b) the top ten (10) Contracts of the Company and its Subsidiaries as measured by expenditure, in each instance for the twelve (12) months ended June 30, 2021.

“Measurement Time” means 11:59 p.m. (Pacific Time) on the day immediately preceding the Closing Date.

“Merger Consideration” means the Closing Merger Consideration plus any additional amounts payable to the Stockholders or former holders of In-the-Money Options pursuant to Section 2.12, including any amounts released from the Adjustment Escrow Account in accordance with Section 2.12.

“Merger Consideration Value” means the Estimated Merger Consideration Value, as it may be adjusted in accordance with Section 2.12, together with any amounts that may be payable in respect of Shares and Options from the Adjustment Escrow Account as provided in this Agreement and the Adjustment Escrow Agreement.

“Net Working Capital” means, as at a specified date and without duplication, an amount (which may be positive or negative) equal to (a) the current assets of the Company and its Subsidiaries that are included in the line item categories of current assets specifically identified on the Sample Statement, minus (b) the current liabilities of the Company and its Subsidiaries that are included in the line item categories of current liabilities specifically identified on the Sample Statement, in each case, with such line items calculated, interpreted and adjusted in accordance with the Accounting Principles (it being understood that the Acquiror shall not be entitled to challenge calculations, interpretations and adjustments that are made in accordance with GAAP if they are consistent with past practices used in the preparation of the audited Financial Statements). Notwithstanding anything to the contrary herein, in no event shall “Net Working Capital” include Cash, Payoff Debt, Transaction Expenses or current or deferred Income Tax assets and liabilities.

“Net Working Capital Adjustment” means: (a) if Net Working Capital is greater than or equal to $58 million and less than or equal to $68 million, $0.00; (b) if Net Working Capital is less than $58 million, the amount of such shortfall, which shall be a negative number; or (c) if Net Working Capital is greater than $68 million, the amount of such excess, which shall be a positive number.

“Non-Fraud Indemnification Amount” means one hundred million dollars ($100,000,000).

“Open Source Software” means any Software that is considered as “free software” or “open source software”, including by Open Source Foundation or Free Software Foundation, or any modification or derivative thereof, or other Intellectual Property that is licensed pursuant to a license that requires, as a condition of use, modification, or distribution of such Intellectual Property, that such Intellectual Property (a) in the case of Software, be made available or distributed in a form other than binary (e.g., Source Code form); (b) be licensed for the purpose of preparing derivative works; (c) be licensed under terms that allow such Intellectual Property or portions thereof or interfaces therefor to be reverse engineered, reverse assembled, or disassembled (other than by operation of law); or (d) be redistributable at no license fee. Open Source includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License or other Software licensed under a license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation).

“Option” means each outstanding option to purchase Shares.

“Option Payment Amount” means an amount necessary to make payment of the aggregate amounts due to holders of outstanding In-the-Money Options pursuant to Section 2.9.

“Order” means any order, determination, judgment, injunction, award, decree, ruling, charge, writ, statute, rule or regulation of any Governmental Authority.

“Ordinary Course of Business” means, with respect to any action by a Person, that such action is taken in the ordinary course of business consistent with past custom and practice of such Person (including with respect to frequency and amount).

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of incorporation, formation or organization, and other similar documents entered into or adopted at any time or filed in connection with the creation, formation or organization of such Person and (b) all by-laws, limited liability company agreements, operating agreements, partnership agreements, voting agreements and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Out-of-the-Money Option” means an Option having a per Share exercise price equal to or greater than the Closing Per Share Merger Consideration Value.

“Outside Information” means all information, documents and materials (whether electronic, written or oral) other than the Contractual Representations, including (a) such information made available to Acquiror or its Affiliates in connection with or in expectation or anticipation of this Agreement, the Ancillary Agreements or the Transactions, (b) any management or banker presentations, (c) management interviews and other meetings and communications with management, and (d) information made available to Acquiror in certain “data rooms” and any data room established by or on behalf of the Company or its Representatives in connection with the Transactions.

“Owned Real Property” means the real property owned by the Company or any of its Subsidiaries, together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any of its Subsidiaries relating to the foregoing.

“Party” means any party to this Agreement.

“Payoff Debt” means, without duplication and including any indebtedness of the Company or any of its Subsidiaries owed to or held by a Stockholder or any of its Affiliates (other than the Company or any of its Subsidiaries), (a) the amount of all obligations or any indebtedness for borrowed money of the Company and its Subsidiaries including liabilities of the Company or any of its Subsidiaries evidenced by bonds, debentures, notes, or other similar instruments or debt securities, (b) all obligations of the Company and its Subsidiaries under any interest rate or currency derivatives or hedging transactions, (c) all obligations of the Company and its Subsidiaries for reimbursement of any obligor under any letters of credit, surety bond, banker’s acceptance or similar transaction (but, in the case of such instruments with a face amount of less than $1,000,000 in the aggregate, only to the extent drawn), (d) any deferred obligation incurred for all or any part of the purchase price of property or other assets (including earnout, milestone, royalty, seller note, installment payment, contingency payments and similar obligations), other than accounts payable included in current liabilities and incurred in respect of property purchased in the Ordinary Course of Business, (e) capitalized lease obligations, (f) any indebtedness of the nature described in the foregoing clauses (a) through (e), of another Person (other than the Company and its Subsidiaries) that is guaranteed by the Company and its Subsidiaries (other than guarantees of performance (but not payment) entered into in the Ordinary Course of Business), (g) accrued and unpaid interest, fees, penalties and other expenses, including any unpaid principal, premium, accrued and unpaid interest, prepayment penalties, “breakage” costs, commitment and other fees, reimbursements, indemnities and all other amounts payable in connection with any of the foregoing clauses (a) through (f) and (h) any unpaid Taxes for a Pre-Closing Tax Period for which payment has been deferred under Section 2302 of the CARES Act, IRS Notice 2020-65 or any corresponding applicable federal, state or local Laws. For purposes of calculating Payoff Debt, any liabilities included in the calculation of Net Working Capital or Transaction Expenses shall be excluded from such calculations of Payoff Debt. For the avoidance of doubt, Payoff Debt does not include (A) any indebtedness incurred by Acquiror and/or any of its Affiliates (and subsequently assumed by the Company or any of its Subsidiaries) on the Closing Date, (B) commitments for capital expenditures, or (C) any amounts in respect of or relating to leases for personal property (including any finance leases).

“Permitted Encumbrance” means (a) statutory liens for Taxes not yet due or delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been accrued in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’ and other similar statutory liens arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate proceedings, for which adequate reserves have been accrued in accordance with GAAP, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including under workers’ compensation, unemployment insurance or other social security legislation), (c) in the case of Owned Real Property, zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (d) liens granted to any lender at the Closing pursuant to any financing by the Acquiror of the Transactions, (e) any right, interest, lien, title or other Encumbrance of a lessor or sublessor under any lease or other similar agreement in the property being leased, (f) any liens or security interests securing borrowings under the Company’s Existing Credit Facilities, provided, that any such Encumbrances are released effective as of the Closing, (g) Encumbrances disclosed in the Financial Statements and any immaterial Encumbrances disclosed in any schedules to this Agreement, (h) in the case of securities, Encumbrances relating to the transferability of securities under applicable securities Laws, (i) non-exclusive licenses of Intellectual Property rights granted in the Ordinary Course of Business and (j) all restrictions, easements, imperfections of title, charges and rights-of-way on real property that do not materially interfere with the value or present use of such real property.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Personal Information” means any information, in any form, that: (a) identifies or could reasonably be used to identify, contact, or locate a natural person, or (b) is considered “personally identifiable information,” “personal information,” or “personal data” by one or more Privacy Laws.

“Pre-Closing Income Taxes” means all Income Taxes of the Company or any of its Subsidiaries that are assessed or levied with respect to any current taxable period (or portion thereof) ending on the Closing Date, determined in accordance with applicable Law and the past practice of the Company or its applicable Subsidiary. The amount of Pre-Closing Income Taxes for any taxable period that includes but does not end on the Closing Date shall be computed as if such taxable period (and the taxable period of any entity in which the Company or its Subsidiaries, as applicable, owns a direct or indirect interest) ended as of the close of business on the Closing Date.

“Pre-Closing Tax Period” means any taxable year or period ending on or before the Closing Date.

“Pre-Holdback Estimated Merger Consideration Value Payable to Shares” means (a) the Estimated Merger Consideration Value minus (b) the Option Payment Amount, minus (c) the Aggregate Option Exercise Price, plus (d) the product of (i) the Adjustment Escrow Amount multiplied by (ii) the Fraction of Merger Consideration Value Payable to Shares.

“Preliminary Payment Schedule” means the schedule attached hereto as Schedule B and dated as of the date hereof, setting forth the Company’s good faith estimate of (a) the Option Payment Amount; (b) the SAR Payment Amount; and (c) for each Stockholder, holder of Options and holder of SARs, as applicable, (i) such Person’s name, address and email address, (ii) in the case of each Stockholder, the number and class of shares of capital stock of the Company held by such Stockholder as of the Closing, such Stockholder’s Fully Diluted Percentage and the amounts to be paid to such Stockholder in cash and Acquiror Common Stock pursuant to Section 2.10, (iii) in the case of each holder of Options, the number of Options held by such Person, the exercise prices thereof, such Person’s Fully Diluted Percentage and the portion of the Option Payment Amount payable to such Person and (iv) in the case of each holder of SARs, the number of SARs held by such Person, the exercise prices thereof, the Appreciation Limits applicable thereto and the portion of the SAR Payment Amount payable to such Person.

“Privacy Laws” means all applicable Laws, rules, regulations, directives, and binding guidance issued by any Governmental Authority governing the privacy, security, integrity, accuracy or processing of Personal Information, data breach and notification, website and mobile application privacy policies and practices, processing and security of payment card information (including Payment Card Industry Security Standards), and email, text message, or telephone communications.

“Qualified Holder” means any holder of Shares as of immediately prior to the Closing that has completed and delivered to the Company and Acquiror prior to the Closing Date (a) a duly executed Stockholder Consent and Agreement and (b) duly executed Suitability Documentation, in form and substance reasonably satisfactory to Acquiror, certifying that such holder is either (i) an Accredited Investor or (ii) a Financially Experienced Holder; provided that, notwithstanding the delivery of any such Suitability Documentation, any such holder may be deemed not to be a Qualified Holder for purposes of this Agreement if Acquiror reasonably determines that such holder is not an Accredited Investor or a Financially Experienced Holder; provided further that, if such holder is not an Accredited Investor, the Acquiror shall require the appointment of a “purchaser representative” (as defined by Rule 501(h) of Regulation D under the Securities Act) as a condition to such holder qualifying as a Financially Experienced Holder, and such purchaser representative shall have executed and delivered documentation reasonably satisfactory to Acquiror.

“Qualified Holder Shares” means the aggregate number of Shares held by all Qualified Holders as of immediately prior to the Effective Time.

“R&W Insurance Policy” means a buyer-side representations and warranties insurance policy issued to Acquiror, at Acquiror’s expense.

“Representatives” means, with respect to any Person, in each case, the Affiliates of such Person, and any officers, directors, managers, members, shareholders, principals, employees, agents, consultants, auditors, legal counsel, accountants, advisors, bankers and other representatives that in each case are authorized by such Person to represent or act on such Person’s behalf.

“SAR Payment Amount” means the aggregate amount payable to the holders of SARs pursuant to this Agreement in the amounts denoted on the Payment Schedule provided by the Company. In calculating the SAR Payment Amount, each holder of a SAR shall be entitled to receive in exchange therefore an amount in cash equal to the product of (x) the number of Shares for which such SAR is exercisable and (y) the lesser of (1) the excess of the Closing Per Share Merger Consideration Value over the per Share exercise price of such SAR and (2) the amount by which the Appreciation Limit on the Closing Date (to the extent applicable to such holder in the event of the Merger) exceeds the exercise price of such SAR.

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list maintained by the Office of Foreign Assets Control (OFAC) of the U.S. Department of the Treasury, including the Specially Designated Nationals and Blocked Persons List, or the U.S. Department of State, the United Nations Security Council, the European Union, any applicable Member State of the European Union, or the United Kingdom (irrespective of its status vis-à-vis the European Union), (b) any Person operating, organized or resident in a country or territory that is subject to a comprehensive economic embargo by OFAC (currently, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine) or (c) any Person acting on behalf of or owned 50% or more, directly or indirectly, in the whole or in the aggregate, by any such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any applicable European Union member state or Her Majesty’s Treasury of the United Kingdom, or (c) any other applicable authority.

“SEC” means the Securities and Exchange Commission of the United States of America.

“Service Provider” means any current employee, worker, intern, manager, officer or director of the Company or its Subsidiaries.

“Shares” means the shares of Company Common Stock.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models, and methodologies, whether in Source Code or object code; and (b) programs implementing databases, compilations, data aggregation programs, and search engine technologies, each as they relate to data and collections of data.

“Source Code” means computer software and code, in form other than object code form, including related programmer comments and annotations, help text, data and data structures, instructions, and procedural, object-oriented, and other code, which may be printed out or displayed in human readable form.

“Stock Appreciation Right” or “SAR” shall mean a cash-settled stock appreciation right which is granted pursuant to the terms and conditions of the 2018 Cash SAR Plan.

“Stockholder Consents and Agreements” means the consents and agreements in the form of Exhibit D.

“Stockholder Released Parties” means the Stockholders and any Affiliates and any past, present or future direct or indirect securityholders, officers, directors, managers, partners, members or Representatives of the Stockholders or such Affiliates, including any successors and assigns of any of the foregoing Persons.

“Stockholders” means the holders of Shares, or if following the Effective Time, the holders of Shares as of immediately prior to the Effective Time (in each case other than Shares that are Cancelled Shares or, if not transferred prior to the Effective Time, will constitute Cancelled Shares).

“Subsidiary” means, with respect to any Person, any other Person of which at least 50% of the outstanding equity securities or other equity interests are owned, directly or indirectly, by such first Person, excluding in the instance of the Company and its Subsidiaries the Equity Investments.

“Suitability Documentation” shall mean the investor questionnaire and related documentation in the form of Exhibit E.

“Tax Return” means any return, declaration, report, statement, information statement and other document required to be filed with respect to Taxes.

“Taxes” means any and all taxes of any kind and any other charge, fee, duty, contribution, levy or similar assessment or liability in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority.

“Third-Party Action” means any Action by a Person other than a party to this Agreement for which indemnification may be sought under Article VIII.

“Trading Day” means a day on which shares of Acquiror Common Stock are traded on the New York Stock Exchange.

“Transactions” means the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements.

“Transaction Expenses” means, to the extent not paid by the Company, the Stockholders or otherwise prior to the Closing Date, the fees, costs and expenses incurred by the Company or any of its Subsidiaries on or prior to the Closing Date in connection with the Transactions, including (a) all fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and any other experts in connection with the Transactions, (b) any amounts payable under change in control and severance agreements and any other change of control payments, bonuses, retention obligations or similar amounts due or payable by the Company or any of its Subsidiaries in connection with the Transactions plus the employer portion of any payroll taxes due in connection with the foregoing, the SAR Payment Amount or payments with respect to Options pursuant to this Agreement, provided that any such amounts that become payable due to a termination of employment directed by Acquiror or any of its Affiliates shall be excluded, (c) the SAR Payment Amount and (d) the Seller Transfer Taxes. For the avoidance of doubt, the following shall not constitute Transaction Expenses: (i) any severance payments as a result of any terminations effected by Acquiror or the Company after the Closing provided that such severance arrangements were implemented by Acquiror or set forth on Schedule 3.10(a) of the Disclosure Schedules; and (ii) any retention or similar bonus awarded by Acquiror or the Company following the Closing, or awarded or committed to by Acquiror prior to the Closing Date.

“Transaction Tax Deductions” means, to the extent deductible for applicable Tax purposes, without duplication, the aggregate amount of (a) the compensation expense of the Company resulting from (i) the exercise and vesting of Options at or prior to Closing, (ii) the payments made in respect of the Options in connection with the Transactions and (iii) the payments made in respect of the SARs in connection with the Transactions, (b) any other payments due to employees, officers or directors of the Company or its Subsidiaries as a result of or in connection with the consummation of the Transactions and either paid by the Company or its Subsidiaries at or prior to Closing or accrued as a liability of the Company as of the Closing, (c) any prepayment penalties or premiums payable on Closing Payoff Debt, (d) the amount of all capitalized and unamortized financing costs of the Company existing immediately prior to the Closing, (e) Transaction Expenses (including amounts paid before the Closing Date that would have been Transaction Expenses if paid on the Closing Date), and (f) any applicable expenses or other amounts not otherwise described in clauses (a), (b), (c), (d) or (e) of this definition that are paid by or on behalf of the Company or its Subsidiaries in connection with the Transactions to the extent that such expenses or amounts reduce the Merger Consideration. With respect to success-based fees included in Transaction Expenses, seventy percent (70%) of such success-based fees shall be treated as a deductible in accordance with Revenue Procedure 2011-29.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“Unpaid Pre-Closing Income Taxes” means the amount, which may not be less than zero, of Pre-Closing Income Taxes of the Company and its Subsidiaries (reduced by overpayments of Income Taxes as of the Closing Date and payments of estimated Income Taxes paid as of the Closing Date, as applicable, to the extent creditable against Pre-Closing Income Taxes and calculated taking into account the Transaction Tax Deductions to the extent deductible in the Pre-Closing Tax Period) that have not been paid as of the Closing Date, which amount is as of the date of the Sample Statement, as set forth in such Sample Statement.

Section 1.2    Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition	Location
8-K Financial Information	5.22
Acquiror	Preamble
Acquiror Indemnified Parties	8.1
Acquiror SEC Documents	4.11(a)
Acquisition Engagement	9.19(b)
Agreed Amount	8.2(e)
Agreement	Preamble
Alternative Financing	5.18(a)
Antitrust Action	5.10(a)
Applicable Antitrust Authorizations Schedule	3.3(b)
Assets	3.12(a)
CA Code	Recitals
Cancelled Shares	2.7(a)(iii)
CARES Act	3.11(g)
Certificates	2.10(d)
Charges	2.13(b)
Claim Notice	8.2(d)
Closing	2.2(a)
Closing Cash	2.12(b)
Closing Date	2.2(a)
Closing Net Working Capital	2.12(b)
Closing Net Working Capital Adjustment	2.12(b)
Closing Payoff Debt	2.12(b)
Closing Transaction Expenses	2.12(b)
Closing Unpaid Pre-Closing Income Taxes	2.12(b)
Commitment Letter	4.6
Company	Preamble
Company Intellectual Property	3.14(c)
Company Real Property	3.13(b)
Company Registered Intellectual Property	3.14(a)
Company Representative	3.8(e)
Company Source Code	3.14(g)

Definition	Location
Company Stockholder Approval	3.2
Contracting Parties	9.11(a)
Copyrights	1.1
Data Privacy Obligations	3.19(a)
Debt Financing	4.6
Debt Financing Commitments	4.6
Disclosure Schedules	Article III
Dispute Resolution Auditor	2.12(c)
Dissenting Shares	2.8
DOJ	5.10(b)
Effective Time	2.2(b)
Environmental Laws	3.16(d)(i)
Environmental Permits	3.16(d)(ii)
Equity Investment	3.5(b)
Equity Plans	3.4(f)
ERISA	3.10(a)(i)
Estimated Cash	2.12(a)(i)
Estimated Net Working Capital	2.12(a)(i)
Estimated Net Working Capital Adjustment	2.12(a)(i)
Estimated Payoff Debt	2.12(a)(i)
Estimated Transaction Expenses	2.12(a)(i)
Estimated Unpaid Pre-Closing Income Taxes	2.12(a)(i)
Express Indemnification Limits	8.4(a)
Fee Letter	4.6
Final Closing Statement	2.12(b)
Financial Statements	3.6(a)
Financing Sources	5.18(b)
First Certificate of Merger	2.2(b)
First Merger	Recitals
First Step Surviving Corporation	2.1
Foreign Plan	3.10(m)
Forward-Looking Data	9.22(b)
FTC	5.10(b)
Hazardous Substances	3.16(d)(iii)
Holder of Registrable Securities	5.17(c)
HSR Act	3.3(b)
Information Statement	5.16(a)
Intended Tax Treatment	Recitals
Letter of Transmittal	2.10(d)
Majority Holders	2.13(c)
Marks	1.1
Material Contracts	3.17(a)
Material Customers	3.20(a)
Material Suppliers	3.20(a)
Merger	Recitals

Definition	Location
Net Adjustment Amount	2.12(e)(i)
New Debt Commitment Letter	5.18(a)
New Fee Letter	5.18(a)
New Plans	5.8(a)
Non-Disclosure Agreement	5.9
Notice Period	8.2(b)
Objections Statement	2.12(c)
Patents	1.1
Paying Agent	2.10(a)
Payment Fund	2.10(a)
Payment Schedule	2.12(a)(ii)
Payoff Letters	5.20
PDF	9.18
Permits	3.8(b)
Permitted Transfer	5.17(a)(ii)
Permitted Transferee	5.17(a)(ii)
Pillsbury	9.19(a)
Plans	3.10(a)(i)
Pre-Closing Period	5.1(a)
Preliminary Calculations	2.12(b)
Preliminary Closing Statement	2.12(a)(i)
Prospectus	5.17(b)
Prospectus Supplement	5.17(b)
Recipient	1.1
Registration Period	5.17(b)
Registrable Securities	5.17(a)(i)
Registration Statement	5.17(b)
Related Person	3.18
Release	3.16(d)(iv)
Response	8.2(e)
Sample Statement	2.12(a)
Sarbanes-Oxley Act	4.11(a)
Second Certificate of Merger	2.2(b)
Second Effective Time	2.2(b)
Second Merger	Recitals
Securities Act	4.5
Seller Transfer Taxes	5.12
Significant Stockholder Agreements	Recitals
Solvent	4.7
Specified Matter	9.19(a)
Stockholder	2.10(a)
Stockholder Parties	9.22(a)
Stockholder Representative	2.13(a)
Sub I	Preamble
Sub II	Preamble

Definition	Location
Subs	Preamble
Surviving Corporation	2.1
Termination Date	7.1(c)
Third-Party Action Notice	8.2(a)
Trade Secrets	1.1
Transfer Taxes	5.12
WARN Act	3.11(c)

ARTICLE II

THE MERGER

Section 2.1    The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time and in accordance with the CA Code, Sub I shall be merged with and into the Company pursuant to which (a) the separate corporate existence of Sub I shall cease, (b) the Company shall be the surviving corporation in the First Merger (the “First Step Surviving Corporation”) and shall continue its corporate existence under the laws of the State of California as a wholly owned Subsidiary of the Acquiror and (c) all of the properties, rights, privileges, powers and franchises of the Company will vest in the First Step Surviving Corporation, and all of the debts, liabilities, obligations and duties of the Company will become the debts, liabilities, obligations and duties of the First Step Surviving Corporation. Upon the terms and subject to the conditions of this Agreement, at the Second Effective Time and in accordance with the CA Code, the First Step Surviving Corporation shall be merged with and into Sub II pursuant to which (1) the separate corporate existence of the First Step Surviving Corporation shall cease, (b) Sub II shall be the surviving corporation in the Second Merger (the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of California as a wholly owned Subsidiary of the Acquiror and (c) all of the properties, rights, privileges, powers and franchises of the First Step Surviving Corporation will vest in the Surviving Corporation, and all of the debts, liabilities, obligations and duties of the First Step Surviving Corporation will become the debts, liabilities, obligations and duties of the Surviving Corporation.

Section 2.2    Closing; Effective Time and Second Effective Time.

(a)    The closing of the Merger (the “Closing”) shall take place via remote means at 10:00 a.m., Pacific time, (a) on the later of (i) the fifth (5th) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the Parties set forth in ARTICLE VI (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date, but subject to the satisfaction or waiver, to the extent permitted by Law, of such conditions at the Closing) and (ii) the Inside Date, or (b) at such other place or at such other time or on such other date as the Parties mutually may agree in writing. The day on which the Closing takes place is referred to as the “Closing Date.”

(b)    As soon as practicable on the Closing Date, the Parties shall cause a certificate of merger substantially in the form attached as Exhibit F to be executed and filed with the Secretary of State of the State of California (the “First Certificate of Merger”), executed in accordance with the relevant provisions of the CA Code. The First Merger shall become effective upon the filing of the First Certificate of Merger with the Secretary of State of the State of

California or at such other time as the Parties shall agree and as shall be specified in the First Certificate of Merger. The date and time when the First Merger shall become effective is herein referred to as the “Effective Time.” Immediately following the Effective Time, the Parties shall cause a certificate of merger substantially in the form attached as Exhibit G to be executed and filed with the Secretary of State of the State of California (the “Second Certificate of Merger”), executed in accordance with the relevant provisions of the CA Code. The Second Merger shall become effective upon the filing of the Second Certificate of Merger with the Secretary of State of the State of California or at such other time as the Parties shall agree and as shall be specified in the Second Certificate of Merger. The date and time when the Second Merger shall become effective is herein referred to as the “Second Effective Time.”

Section 2.3    Effects of the Merger. The Merger shall have the effects provided for herein and in the applicable provisions of the CA Code.

Section 2.4 Certificate or Articles of Incorporation and Bylaws. From and after the Effective Time, (a) the certificate or articles of incorporation of Sub I, as in effect immediately prior to the Effective Time, shall be the certificate or articles of incorporation of the First Step Surviving Corporation until amended in accordance with the provisions thereof and applicable Law and (b) the bylaws of Sub I, as in effect immediately prior to the Effective Time, shall be the bylaws of the First Step Surviving Corporation until amended in accordance with the provisions thereof, the certificate or articles of incorporation and applicable Law. From and after the Second Effective Time, (a) the certificate or articles of incorporation of Sub II, as in effect immediately prior to the Second Effective Time, shall be the certificate or articles of incorporation of the Surviving Corporation until amended in accordance with the provisions thereof and applicable Law and (b) the bylaws of Sub II, as in effect immediately prior to the Second Effective Time, shall be the bylaws of the Surviving Corporation until amended in accordance with the provisions thereof, the certificate or articles of incorporation and applicable Law.

Section 2.5    Directors; Officers. From and after the Effective Time, (a) the directors of Sub I serving immediately prior to the Effective Time shall be the directors of the First Step Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be and (b) the officers of the Company serving immediately prior to the Effective Time shall be the officers of the First Step Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. From and after the Second Effective Time, (a) the directors of Sub II serving immediately prior to the Second Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be and (b) the officers of the First Step Surviving Corporation serving immediately prior to the Second Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 2.6    Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving

Corporation its right, title or interest in, to or under any of the rights, properties or assets of either the Company or Subs acquired or to be acquired by the Surviving Corporation as a result of or in connection with the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name of and on behalf of either the Company, Subs or the First Step Surviving Corporation, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 2.7    Conversion of Stock.

(a)    At the Effective Time, by virtue of the First Merger and without any further action on the part of Acquiror, Subs, the Company or any holder of any Shares or any shares of capital stock of Subs:

(i)    each Share issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and any Dissenting Shares) shall be converted into the right to receive the applicable Closing Per Share Merger Consideration, together with any amounts that may be payable in respect of such Share from the Adjustment Escrow Account as provided in this Agreement and the Adjustment Escrow Agreement;

(ii)    each Share that is owned by the Acquiror or Subs immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor;

(iii)    each Share that is held in the treasury of the Company or owned by the Company or any of its wholly owned Subsidiaries immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor (the Shares described in Section 2.7(a)(ii) and this Section 2.7(a)(iii), “Cancelled Shares”); and

(iv)    each share of common stock of Sub I issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid share of common stock of the First Step Surviving Corporation.

(b)    At the Second Effective Time, by virtue of the Second Merger and without any further action on the part of Acquiror, the First Step Surviving Corporation, Sub II, the Company or any of their respective securityholders, each share of common stock of the First Step Surviving Company issued and outstanding immediately prior to the Second Effective Time shall be cancelled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto and the outstanding shares of capital stock of Sub II shall remain outstanding as the shares of capital stock of the Surviving Corporation.

Section 2.8    Dissenting Shares . Notwithstanding anything in this Agreement to the contrary, Shares (other than Cancelled Shares) outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the First Merger or consented thereto in writing and who has properly exercised appraisal rights of such Shares in accordance with Chapter 13 of the CA Code (“Dissenting Shares”) until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the CA Code with respect to such Shares) shall not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration but instead shall be entitled to only such rights as are granted by Chapter 13 of the CA Code. If, after the Effective Time, any such holder fails to perfect or withdraws or loses his, her or its right to appraisal pursuant to Chapter 13 of the CA Code, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Chapter 13 of the CA Code, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled, without interest. The Company shall give the Acquiror (a) reasonably prompt notice of any demands received by the Company for appraisal of Shares pursuant to the CA Code, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the CA Code that relates to such demand and (b) the opportunity and right to participate in and control all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of the Acquiror, make any payment with respect to, or settle or offer to settle, such demands.

Section 2.9    Options.

(a)    At the Effective Time, each outstanding In-the-Money Option (whether vested or unvested) shall accelerate and be deemed fully vested and shall be cancelled, and each holder of such an Option shall be entitled to receive in exchange therefor an amount in cash equal to the product of (a) the number of Shares for which such Option is exercisable and (b) the excess of the Closing Per Share Merger Consideration Value over the per Share exercise price of such Option. The holder of any In-the-Money Option shall also be entitled to any amounts that may be payable in respect of such Option from the Adjustment Escrow Account as provided in this Agreement and the Adjustment Escrow Agreement, at the respective times and subject to the contingencies specified herein. The amounts described in this Section 2.9(a) shall be deemed to have been paid in full satisfaction of all rights pertaining to such In-the-Money Options.

(b)    At the Effective Time, each outstanding Out-of-the-Money Option (whether vested or unvested) shall be cancelled without consideration and shall be of no further force and effect.

(c)    The Company shall take such action as shall be required:

(i)    to cause the vesting of any unvested In-the-Money Option to be accelerated in full effective immediately prior to the Effective Time;

(ii)    to effectuate the cancellation, as of the Effective Time, of all Options outstanding immediately prior to the Effective Time (without regard to the exercise price of such Options); and

(iii)    to cause, pursuant to all stock option plans or other equity-related plans of the Company, each outstanding Option to represent as of the Effective Time solely the right to receive, in accordance with this Section 2.9, cash payments in the amounts payable pursuant to Section 2.9(a), if any, with respect to Option and to no longer represent the right to purchase Company Common Stock or any other equity security of the Company, Acquiror, the Surviving Corporation or any other person or any other consideration.

Section 2.10    Payment for Shares, Options and SARs.

(a)    Prior to the Effective Time, Acquiror shall designate Computershare or another bank or trust company reasonably satisfactory to the Stockholder Representative to act as paying agent in connection with the Merger (the “Paying Agent”) pursuant to a paying agent agreement providing for, among other things, the matters set forth in this Section 2.10 and otherwise reasonably satisfactory to the Company. At or immediately following the Effective Time, the Acquiror shall deposit with the Paying Agent, for the benefit of holders of Shares (each, a “Stockholder”), (i) cash in an amount equal to (A) the Estimated Merger Consideration Value, minus (B) the Aggregate Stock Closing Merger Consideration Value minus (C) the Option Payment Amount, minus (D) the Aggregate Option Exercise Price and (ii) shares of Acquiror Common Stock representing the Aggregate Stock Closing Merger Consideration (the “Payment Fund”). For the purposes of determining the Estimated Merger Consideration Value to be made available, the Acquiror may withhold amounts payable to any Stockholder that has perfected the right to appraisal of their Shares. The expenses of the Paying Agent shall be paid by the Acquiror or the First Step Surviving Corporation or the Surviving Corporation, as the case may be.

(b)    The Paying Agent shall invest any cash included in the Payment Fund as directed by the Acquiror or, after the Effective Time, the First Step Surviving Corporation, or after the Second Effective Time, the Surviving Corporation, in: (i) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America with a remaining term at the time of acquisition thereof not in excess of 90 days, (ii) money market accounts or certificates of deposit maturing within 90 days of the acquisition thereof and issued by a bank or trust company organized under the laws of the United States of America or a state thereof and having a combined capital surplus in excess of $500,000,000, or (iii) commercial paper issued by a domestic corporation and given a rating of no lower than A-1 by Standard & Poor’s Corporation or P-1 by Moody’s Investors Service, Inc. Any interest and other income resulting from such investments shall be paid as directed by the Acquiror or, after the Effective Time, the First Step Surviving Corporation, or after the Second Effective Time, the Surviving Corporation.

(c)    As part of the Closing Merger Consideration, concurrently with the Effective Time, the Acquiror shall deposit or cause to be deposited with the Company the Option Payment Amount, by wire transfer of immediately available funds. Promptly following the Effective Time (and in any event on or prior to the first payroll date that is at least five (5) Business Days following the Closing Date), the First Step Surviving Corporation or the Surviving Corporation, as the case may be, shall make payments to holders of outstanding Options as set forth in the Payment Schedule utilizing its payroll system.

(d)    No later than five (5) Business Days after the Closing Date, the First Step Surviving Corporation or the Surviving Corporation, as the case may be, shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that, immediately prior to the Effective Time, evidenced outstanding Shares (including, for this purpose, any certificates representing shares of the preferred stock of the Company which have been converted into Shares)

(the “Certificates”) and whose Shares were converted with the right to receive the consideration described in Section 2.7(a)(i), (i) a letter of transmittal in the form attached hereto as Exhibit H (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment therefor. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such Letter of Transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (as promptly as practicable and in accordance with the proviso to this sentence, if applicable) the amounts of cash and shares of Acquiror Common Stock, as applicable, that represent in the aggregate (A) the applicable Closing Per Share Merger Consideration multiplied by (B) the number of Shares formerly represented by such Certificate, without interest, and such Certificate shall, upon such surrender, be cancelled; provided, that if any holder of Shares delivers his, her or its Certificate or Certificates (if applicable) and duly executed Letter of Transmittal at least five (5) Business Days prior to the Closing, the Acquiror shall use its reasonable best efforts to cause the Paying Agent to pay such holder his, her or its portion of the Closing Merger Consideration on the Closing Date. If payment in respect of any Certificate is to be made to a Person other than the Person in whose name such Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and that the Person requesting such payment shall have established to the satisfaction of the Acquiror and the Paying Agent that any transfer and other Taxes required by reason of such payment to a Person other than the registered holder of such Certificate have been paid or are not applicable and, if the Closing Merger Consideration payable with respect to such Certificate includes shares of Acquiror Common Stock, that such Person other than the registered holder of such Certificate would have constituted a Qualified Holder if such Person had held Shares as of immediately prior to the Closing. Until surrendered in accordance with the provisions of this Section 2.10, any Certificate (other than Certificates representing Cancelled Shares or any Dissenting Shares) shall be deemed, at any time after the Effective Time, to represent only the right to receive the portion of the Merger Consideration payable with respect thereto, as contemplated herein.

(e)    At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of any shares of capital stock thereafter on the records of the Company. If, after the Effective Time, a Certificate (other than Certificates representing Cancelled Shares) is presented to the First Step Surviving Corporation or the Surviving Corporation, it shall be cancelled and exchanged as provided in this Section 2.10.

(f)    All Merger Consideration paid upon conversion of the Shares in accordance with the terms of this ARTICLE II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to Shares represented thereby, except as otherwise provided herein or by applicable Law.

(g)    If any Certificate shall have been lost, stolen or destroyed, upon the making of (i) an affidavit of that fact by the holder thereof in the form attached to the Letter of Transmittal and (ii) if required by Acquiror or the Paying Agent, the posting by the holder thereof of a bond in such customary amount as Acquiror or the Paying Agent may direct as indemnity against any claim that may be made against Acquiror, the First Step Surviving Corporation, the Surviving Corporation or the Paying Agent with respect to such Certificate, the First Step Surviving Corporation or the Surviving Corporation, as the case may be, shall pay or cause to be paid in exchange for such lost, stolen or destroyed Certificate the relevant portion of the Merger Consideration payable in respect thereof pursuant to Section 2.10(d) for Shares represented thereby.

(h)    At any time following the expiration of 12 months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) or shares of Acquiror Common Stock which had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and such funds and shares of Acquiror Common Stock shall thereafter become the property of the Surviving Corporation. Thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to applicable abandoned property, escheat or similar Law) only as general creditors thereof with respect to the applicable consideration payable as contemplated by this Agreement upon due surrender of their Certificates, without any interest thereon. Any portion of such remaining cash or shares of Acquiror Common Stock unclaimed by Stockholders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any Person previously entitled thereto.

(i)    Promptly following the Closing (and in any event on or prior to the first payroll date that is at least five (5) Business Days following the Closing Date), the First Step Surviving Corporation or the Surviving Corporation, as the case may be, shall cause the SAR Payment Amount to be paid to the holders of SARs as set forth in the Payment Schedule utilizing its payroll system.

Section 2.11    Closing Payments.

(a)    At the Closing, the Acquiror will make (or cause to be made) the following payments, in each case by wire transfer of immediately available funds to the account or accounts designated by the payee in writing no later than two Business Days prior to the Closing Date:

(i)    to the Paying Agent, the cash amount specified in Section 2.10(a)(i);

(ii)    [reserved];

(iii)    to the Escrow Agent, the Adjustment Escrow Amount, to be managed and paid out by the Escrow Agent pursuant to the terms of the Adjustment Escrow Agreement;

(iv)    to the Company, an amount equal to the Option Payment Amount, which amount shall be paid by the First Step Surviving Corporation or the Surviving Corporation to the holders of outstanding In-the-Money Options as set forth in Section 2.9 promptly following the Effective Time utilizing its payroll system;

(v)    on behalf of the Company, the amount payable to each counterparty or holder of Payoff Debt identified on Schedule 2.11(a)(v) in order to fully discharge such Payoff Debt and terminate all applicable obligations and liabilities of the Company and any of its Affiliates related thereto; and

(vi)    on behalf of the Company, an amount equal to the Estimated Transaction Expenses, except for the SAR Payment Amount, to each Person who is owed a portion thereof; provided, however, that any Transaction Expense being paid to an employee of the Company will be paid by the Surviving Corporation to such employee promptly following the Closing (and in any event on or prior to the first payroll date that is at least five (5) Business Days following the Closing Date) utilizing its payroll system.

(b)    At the Closing, the Acquiror will issue as fully paid the shares of Acquiror Common Stock specified in Section 2.10(a)(ii) and shall deliver such shares to the Paying Agent.

Section 2.12    Merger Consideration Adjustments.

(a)    At least five (5) Business Days but no more than seven (7) Business Days prior to the Closing Date, the Company shall deliver to Acquiror the Payoff Letters and shall prepare, or cause to be prepared, and deliver to the Acquiror:

(i)    a statement (the “Preliminary Closing Statement”) setting forth (A) a good-faith estimate of (1) Net Working Capital (the “Estimated Net Working Capital”) as of the Measurement Time, (2) Net Working Capital Adjustment based on the Estimated Net Working Capital (the “Estimated Net Working Capital Adjustment”) as of the Measurement Time, (3) Payoff Debt (the “Estimated Payoff Debt”) as of immediately prior to the Closing, (4) Cash (the “Estimated Cash”) as of the Measurement Time, (5) Transaction Expenses (the “Estimated Transaction Expenses”) as of the Closing and (6) Unpaid Pre-Closing Income Taxes (the “Estimated Unpaid Pre-Closing Income Taxes”) as of the Closing and (B) on the basis of the foregoing, a reasonably detailed calculation of each component of the Estimated Merger Consideration Value. Such Preliminary Closing Statement shall be prepared in accordance with the Accounting Principles (it being understood that the Acquiror shall not be entitled to challenge calculations, interpretations and adjustments that are made in accordance with GAAP if they are consistent with past practices used in the preparation of the audited Financial Statements) and accompanied by reasonable supporting documentation for such estimate. Acquiror and its Representatives shall have the right to reasonable access to examine the work papers of the accountants and other personnel preparing the Preliminary Closing Statement and the books and records of the Company and its Subsidiaries relating to the Preliminary Closing Statement and to discuss the preparation of the Preliminary Closing Statement with the personnel who participated in such preparation, in each case, during normal business hours and upon reasonable notice to the Company, under the supervision of the Company’s personnel and in such a manner as to not unreasonably interfere with the normal operations of the Company and its Subsidiaries; provided that such access shall not include any access to (x) any books and records prepared in anticipation of, or for the purpose of evaluating, any potential dispute concerning the Preliminary Closing Statement or that are subject to the attorney-client, work-product or other privilege or (y) any working papers of any independent accountants unless and until customary confidentiality and hold harmless agreements relating to such access to working papers in form and substance reasonably acceptable to such independent accountants have been executed and delivered. If Acquiror objects to the Preliminary Closing Statement, the Company and Acquiror will work together in good faith to resolve the issues in dispute. If all disputed issues are resolved, the amounts as agreed upon by Acquiror and the Company shall be used to determine the amounts set forth on the Preliminary Closing Statement. If Acquiror and the Company are unable to resolve all such disputed issues within three (3) Business Days following Acquiror’s receipt of the Preliminary Closing Statement, the amounts set forth on the Preliminary Closing Statement shall be as determined by the Company and the Adjustment Escrow Amount shall be increased by the amount that the Company’s calculation of the Estimated Merger Consideration Value exceeds Acquiror’s calculation of the Estimated Merger Consideration Value; and

(ii)    a schedule (the “Payment Schedule”), prepared in the format of the Preliminary Payment Schedule, setting forth (A) the Option Payment Amount; (B) the SAR Payment Amount; and (C) for each Stockholder, holder of Options and holder of SARs, as applicable, (1) such Person’s name, address and email address, (2) in the case of each Stockholder, the number and class of shares of capital stock of the Company held by such Stockholder as of the Closing, such Stockholder’s Fully Diluted Percentage and the amounts to be paid to such Stockholder in cash and Acquiror Common Stock pursuant to Section 2.10, (3) in the case of each holder of Options, the number of Options held by such Person, the exercise prices thereof, such Person’s Fully Diluted Percentage and the portion of the Option Payment Amount payable to such Person and (4) in the case of each holder of SARs, the number of SARs held by such Person, the exercise prices thereof, the Appreciation Limits applicable thereto and the portion of the SAR Payment Amount payable to such Person. Acquiror, the First Step Surviving Corporation and the Surviving Corporation shall be entitled to rely on the Payment Schedule and shall not be liable to any Stockholder, holder of an Option or holder of a SAR for the accuracy of any payments to be made to such persons in accordance therewith.

The Preliminary Closing Statement and the calculations of Estimated Payoff Debt, Estimated Net Working Capital, Estimated Net Working Capital Adjustment, Estimated Transaction Expenses, Estimated Cash, and Estimated Unpaid Pre-Closing Income Taxes shall be in the form of, and consistent with, Exhibit I attached hereto (the “Sample Statement”).

(b)    Within sixty (60) days after the Closing Date, the Acquiror shall deliver to the Stockholder Representative (on behalf of all the Stockholders) a statement (the “Final Closing Statement”) that shall include and set forth Acquiror’s calculation in reasonable detail of the actual (i) Net Working Capital (“Closing Net Working Capital”) as of the Measurement Time, (ii) Net Working Capital Adjustment based on the Closing Net Working Capital (the “Closing Net Working Capital Adjustment”), (iii) Payoff Debt (“Closing Payoff Debt”) as of immediately prior to the Closing, (iv) Cash (“Closing Cash”) as of the Measurement Time, (v) Transaction Expenses (“Closing Transaction Expenses”) as of the Closing, (vi) Unpaid Pre-Closing Income Taxes as of the Closing (the “Closing Unpaid Pre-Closing Income Taxes”) and (vii) Acquiror’s calculation of the Merger Consideration Value derived from the foregoing (the “Preliminary Calculations”). Such Final Closing Statement and Preliminary Calculations shall be prepared in accordance with the Accounting Principles (it being understood that the Stockholder Representative shall not be entitled to challenge calculations, interpretations and adjustments that are made in accordance with GAAP if they are consistent with past practices used in the preparation of the audited Financial Statements) and accompanied by reasonable supporting documentation for such calculations. The Final Closing Statement and the Preliminary Calculations (A) shall be prepared on a format and basis consistent with, and will take into account only the line items reflected on, the Sample Statement and (B) shall exclude the effects of any knowledge, event, act, change in circumstances or similar development arising or occurring after the Closing Date.

(c)    If the Stockholder Representative has any objections to any of the Preliminary Calculations, the Stockholder Representative shall deliver to Acquiror a statement setting forth its objections thereto within sixty (60) days after delivery of the Final Closing Statement to the Stockholder Representative (an “Objections Statement”). The Stockholder Representative and its Representatives shall have the right during such sixty (60) day period to reasonable access to examine the work papers of the accountants and other personnel preparing the Final Closing Statement and the Preliminary Calculations and the books and records of the Company and its Subsidiaries relating to the Final Closing Statement and the Preliminary Calculations and to discuss the preparation of the Final Closing Statement and the Preliminary Calculations with the personnel who participated in such preparation, in each case, during normal business hours and upon reasonable notice to Acquiror, under the supervision of the Company’s personnel and in such a manner as to not unreasonably interfere with the normal operations of the Company and its Subsidiaries; provided that such access shall not include any access to (x) any books and records prepared in anticipation of, or for the purpose of evaluating, any potential dispute concerning the Preliminary Calculations or the Final Closing Statement or the determination of the Net Adjustment Amount or that are subject to the attorney-client, work-product or other privilege or (y) any working papers of any independent accountants unless and until customary confidentiality and hold harmless agreements relating to such access to working papers in form and substance reasonably acceptable to such independent accountants have been executed and delivered. The Objections Statement shall specify in reasonable detail the items of the Preliminary Calculations to which the Stockholder Representative is objecting, including the nature, amount and basis for such objection, and shall separately include the Stockholder Representative’s calculation of the Preliminary Calculations (prepared consistently with the requirements of this Section 2.12). All items not so objected-to in the Objections Statement shall be binding and conclusive (except as otherwise agreed by Acquiror and the Stockholder Representative). After delivery of an Objections Statement, Acquiror and its accountants may make reasonable inquiries of the Stockholder Representative and its accountants and representatives regarding questions concerning or disagreements with the Objections Statement arising in the course of their review thereof, and the Stockholder Representative shall, and shall use its commercially reasonable efforts to cause any such accountants and representatives to, cooperate with and respond to such inquiries. If an Objections Statement is not delivered to Acquiror within sixty (60) days after delivery of the Final Closing Statement, each of the Preliminary Calculations shall be final, binding and non-appealable by the Parties, and the Merger Consideration Value set forth in the Final Closing Statement will constitute the Merger Consideration Value for all purposes of this Section 2.12. The Stockholder Representative and Acquiror shall negotiate in good faith to resolve any such objections, but if they do not reach a final resolution within twenty (20) days after the delivery of the Objections Statement (or such longer period as mutually agreed by Acquiror and the Stockholder Representative), the Stockholder Representative and Acquiror shall submit such dispute to a mutually acceptable nationally recognized accounting or financial advisory firm (other than any accounting firm that provides auditing services to either Acquiror or the Stockholder Representative) to serve as the “Dispute Resolution Auditor”; provided that if Acquiror and the Stockholder Representative are unable to select a mutually acceptable Dispute Resolution Auditor within thirty (30) days after the delivery of the Objections Statement (or such longer period as mutually agreed by Acquiror and the Stockholder Representative), either Acquiror or the Stockholder Representative may request the AAA to appoint, within twenty (20) days from the date of such request, a partner in an independent accounting firm who is a certified public accountant, independent and impartial, with at least ten (10) years of dispute resolution experience related to purchase price adjustment disputes. Any further submissions to the Dispute Resolution Auditor must be written and delivered to each party to the dispute. The Dispute Resolution Auditor shall consider only those items or amounts thereof (for purposes of this subsection, “items”) in the Objections Statement which the Stockholder Representative and Acquiror have been unable to resolve. The Dispute Resolution Auditor shall not assign a value to any such item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party. The Dispute Resolution Auditor’s determination will be based solely on the provisions of this Agreement concerning the determination of the Final Closing Statement and Preliminary Calculations. The Stockholder Representative and Acquiror shall use their commercially reasonable efforts to cause the Dispute Resolution Auditor to resolve all disagreements as soon as practicable, and the Dispute Resolution Auditor shall be instructed to resolve any remaining items within thirty (30) days after its appointment. Further, the Dispute Resolution Auditor’s determination shall be based solely on the presentations by Acquiror and the Stockholder Representative which are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The resolution of the dispute by the Dispute Resolution Auditor shall be final, binding and non-appealable on the Parties (absent fraud or manifest error). The Dispute Resolution Auditor shall be deemed to be acting as an expert and not as an arbitrator. The costs and expenses of the Dispute Resolution Auditor shall be allocated between Acquiror, on the one hand, and the Stockholder Representative, on the other hand, based upon the percentage which the portion of the contested amount of the item not awarded to each Party bears to the portion of the amount of the item actually contested by such Party. For example, should the amount of the items in dispute total $1,000 and the Dispute Resolution Auditor awards $600 in favor of the position of the Stockholder Representative, sixty percent (60%) of the costs of its review would be borne by Acquiror and forty percent (40%) of the costs would be borne by the Stockholder Representative. The fees (including attorney fees) and disbursements of each Party’s respective accountants incurred in connection with such Party’s preparation, delivery and review of the Final Closing Statement and Objections Statement, as applicable, shall be borne by such Party.

(d)    For the avoidance of doubt, this Section 2.12 is not intended to be used to permit the introduction of different judgments, accounting methodologies (including with respect to accruals and reserves), policies, principles, practices, procedures or classifications from those used in the preparation of the Sample Statement for purposes of calculating amounts referred to in this Section 2.12.

(e)    The Merger Consideration Value shall be adjusted, upwards or downwards, as follows:

(i)    For the purposes of this Agreement, the “Net Adjustment Amount” means an amount, which may be positive or negative, equal to (A) the Closing Net Working Capital Adjustment as finally determined pursuant to this Section 2.12 minus the Estimated Net Working Capital Adjustment, plus (B) the Estimated Payoff Debt minus the Closing Payoff Debt as finally determined pursuant to this Section 2.12, plus (C) the Closing Cash as finally determined pursuant to this Section 2.12 minus the Estimated Cash, plus (D) the Estimated Transaction Expenses minus the Closing Transaction Expenses as finally determined pursuant to this Section 2.12, plus (E) the Estimated Unpaid Pre-Closing Income Taxes minus Closing Unpaid Pre-Closing Income Taxes as finally determined pursuant to this Section 2.12.

(ii)    If the Net Adjustment Amount is positive, the Merger Consideration Value shall be adjusted upwards in an amount equal to the Net Adjustment Amount. In such event, the Acquiror shall pay the Net Adjustment Amount to (1) the Paying Agent for delivery to the Stockholders and (2) the Surviving Corporation for delivery to former holders of In-the-Money Options through the Surviving Corporation’s payroll system, which payments shall be made pro rata in accordance with each holder’s respective Fully Diluted Percentage, and, in the case of the Stockholders that are Qualified Holders, shall consist of a proportion of cash to Acquiror Common Stock that results in the value of the shares of Acquiror Common Stock delivered to the Qualified Holders in the aggregate representing 40% of the Net Adjustment Amount payable to the Stockholders, with such shares of Acquiror Common Stock to be valued for such purpose at the Acquiror Common Stock Reference Price.

(iii)    If the Net Adjustment Amount is negative (in which case the “Net Adjustment Amount” for purposes of this clause (iii) shall be deemed to be equal to the absolute value of such amount), the Merger Consideration Value shall be adjusted downwards in an amount equal to the Net Adjustment Amount, up to a maximum amount equal to the Adjustment Escrow Amount. In such event, the Acquiror and the Stockholder Representative (on behalf of the Stockholders) shall jointly instruct the Escrow Agent to promptly deliver to the Acquiror such amount from the Adjustment Escrow Account; and

(iv)    In the event any funds remain in the Adjustment Escrow Account after completion of the payment of the adjustments described in Section 2.12(e)(ii) or (iii), the Acquiror and the Stockholder Representative (on behalf of the Stockholders) shall jointly instruct the Escrow Agent to distribute all remaining amounts in the Adjustment Escrow Account to the Stockholders and former holders of In-the-Money Options (which, for the avoidance of doubt, shall be the entire amount of the Adjustment Escrow Account in the event a payment was made under Section 2.12(e)(ii)), which payments shall be made pro rata in accordance with their respective Fully Diluted Percentages, and no further payment shall be payable by the Acquiror or the Stockholder Representative (on behalf of the Stockholders and holders of Options) under this Section 2.12.

(f)    Payments in respect of Section 2.12(e) shall be made within three Business Days of final determination of the Net Adjustment Amount pursuant to the provisions of this Section 2.12, which, (i) in the case of amounts to be released from the Adjustment Escrow Account, shall mean delivery by the Acquiror and the Stockholder Representative (on behalf of the Stockholders) of joint instruction to the Escrow Agent to promptly distribute the amount in question in accordance with Section 2.12(e) and the Adjustment Escrow Agreement, (ii) in the case of amounts payable to the Stockholders, shall mean payment to the Paying Agent for delivery to the Stockholders and, (iii) in the case of amounts payable to former holders of In-the-Money Options, shall mean payment to the Surviving Corporation for delivery to former holders of In-the-Money Options through the Surviving Corporation’s payroll system.

Section 2.13    Stockholder Representative.

(a)    Immediately upon the approval of this Agreement by the requisite vote or written consent of the Stockholders, each Stockholder and holder of Options shall be deemed to have consented to the appointment of Gene Lay as such Stockholder’s and holder’s representative and attorney-in-fact (the “Stockholder Representative”), with full power of substitution to act on behalf of the Stockholders and holders of Options to the extent and in the manner set forth in this Agreement and the Adjustment Escrow Agreement, including with respect to (i) resolving any disputes regarding the Preliminary Calculations in accordance with Section 2.12 and (ii) assuming, or electing not to assume, control of the defense of Third-Party Action for which indemnification may be sought pursuant to ARTICLE VIII and, as applicable, negotiating, entering into settlements and compromises and/or complying with court orders with respect to claims for indemnification made under ARTICLE VIII and resolving any Disputes in accordance with ARTICLE VIII. All decisions, actions, consents and instructions by the Stockholder Representative shall be binding upon all of the Stockholders and holders of Options, and no Person shall have the right to object to, dissent from, protest or otherwise contest the same. The Acquiror shall not have the right to object to, dissent from, protest or otherwise contest the authority of the Stockholder Representative granted pursuant to this Section 2.13. The Acquiror, Subs, the First Step Surviving Corporation and the Surviving Corporation shall be entitled to rely on any decision, action, consent or instruction of the Stockholder Representative as being the decision, action, consent or instruction of the Stockholders and holders of Options, and the Acquiror, Subs, the First Step Surviving Corporation and the Surviving Corporation are hereby relieved from any Liability to any Person for acts done by them in accordance with any such decision, act, consent or instruction. Each of the Acquiror, Subs, the First Step Surviving Corporation and the Surviving Corporation hereby waive, and by their approval of this Agreement, the Stockholders and the holders of Options shall be deemed to have waived, any claims they may have or assert, including those that may arise in the future, against the Stockholder Representative for any action or inaction taken or not taken by the Stockholder Representative in good faith in connection with such person’s capacity as Stockholder Representative except to the extent that such action or inaction shall have been held by a court of competent jurisdiction to constitute gross negligence or willful misconduct.

(b)    The Stockholder Representative shall have the right to recover from, in its sole discretion and following determination of the Net Adjustment Amount and any required distribution with respect thereto pursuant to Section 2.12(e)(iii), the Adjustment Escrow Amount, prior to any distribution to the Stockholders and holders of In-the-Money Options, the Stockholder Representative’s documented reasonable out-of-pocket expenses incurred in the performance of its duties hereunder (“Charges”), including, without limitation, those resulting from the employment of financial advisors, attorneys, auditors and other advisors and agents assisting in the assessment of arbitration, litigation and settlement of any disputes arising under this Agreement. In the event such amount is at any time insufficient to satisfy the Charges, then each holder of Shares and In-the-Money Options will be obligated (severally) to pay its Fully Diluted Percentage of such deficit.

(c)    The Stockholder Representative may resign at any time, and may be removed for any reason or no reason by the vote or written consent of Stockholders holding a majority of the aggregate Fully Diluted Share Number at the Effective Time (the “Majority Holders”). In the event of the death, incapacity, resignation or removal of the Stockholder Representative, a new Stockholder

Representative shall be appointed by the vote or written consent of the Majority Holders within 30 days of such death, incapacity, resignation or removal. Notice of such vote or a copy of the written consent appointing such new Stockholder Representative shall be sent to the Acquiror and, after the Effective Time, to the First Step Surviving Corporation, and, after the Second Effective Time, to the Surviving Corporation, such appointment to be effective upon the later of the date indicated in such consent or the date such consent is received by the Acquiror and, after the Effective Time, the First Step Surviving Corporation, and, after the Second Effective Time, to the Surviving Corporation.

(d)    The approval of this Agreement by the requisite vote or written consent of Stockholders shall also be deemed to constitute approval of all arrangements relating to the Transactions and to the provisions hereof binding upon the Stockholders.

Section 2.14    No Fractional Shares. No fractional shares of Acquiror Common Stock will be issued as Merger Consideration, and any fraction of a share of Acquiror Common Stock that would otherwise be issuable pursuant to this Agreement shall be rounded down to the nearest whole number and shall not be issuable pursuant to this Agreement.

Section 2.15    Tax Treatment.

(a)    Each of Acquiror, the Subs and the Company and their respective Affiliates shall (A) file all U.S. federal, state and local Tax Returns consistent with the Intended Tax Treatment (including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with the U.S. federal income Tax Returns of the Company and Acquiror for the taxable year that includes the Merger), and (B) except to the extent otherwise required by a “determination” as such term is used in Section 1313 of the Code, take no Tax position for U.S. federal, state, local and other relevant Tax purposes inconsistent with the Intended Tax Treatment (whether in audits, Tax Returns or otherwise).

(b)    Each of Acquiror, the Subs and the Company and their respective Affiliates shall cooperate and use its respective commercially reasonable efforts to cause the Merger to qualify for the Intended Tax Treatment, and except for the performance of this Agreement in accordance with its terms, it shall not take any action or fail to take any action, in either case, that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. Such cooperation and commercially reasonable efforts shall include (but not be limited to): (i) a Party promptly notifying the other Party that such Party knows or has reason to believe that the Merger may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate the Merger qualifying for the Intended Tax Treatment); and (ii) in the event either Acquiror or the Company seeks a tax opinion from its respective tax advisor regarding the Intended Tax Treatment, or the SEC requests or requires tax opinions in connection with the Transactions, each Party shall execute and deliver customary tax representation letters to the applicable tax advisor in form and substance reasonably satisfactory to such advisor. Notwithstanding the foregoing, such cooperation and commercially reasonable efforts shall not require the Acquiror to take, or fail to take, any action that would be reasonably expected to (1) give rise to an Acquiror Material Adverse Effect, (2) materially impair the benefits or advantages it expects to receive from the Merger and the transactions contemplated hereby, or (3) give rise to a material adverse effect on the business plan or business strategy of the combined company.

(c)    If, at least ten (10) Business Days in advance of the Closing, the Company reasonably believes that the Merger will not qualify for the Intended Tax Treatment (other than as a result of any action taken by the Company or any of its Affiliates that would constitute a breach or failure to perform any representation, warranty or covenant of such Person contained in this Agreement, including Section 2.15(b)), then the Parties shall agree upon a modification of the relative aggregate mixture of cash consideration and Acquiror Common Stock consideration that would otherwise be payable or issuable in connection with the Closing, and thereupon adjust such consideration as the Parties shall agree by decreasing the amount of such cash consideration and making a corresponding increase in the number of shares of Acquiror Common Stock representing such consideration (i.e., such increase in shares shall be a number of shares, rounded up to the nearest whole share, equal to the quotient of (i) the required decrease in cash consideration divided by (ii) the Acquiror Common Stock Reference Price), but only to the extent the Company determines in good faith that such adjustment is required to achieve the Intended Tax Treatment. The Parties agree that, for purposes of making any determination or adjustment pursuant to this Section 2.15(c), the Parties shall assume that Treasury Regulation Section 1.368-1(e)(2)(i) applies and that the value of the Acquiror Common Stock as of the pre-signing date (within the meaning of Treasury Regulation Section 1.368-1(e)(2)(i)) is equal to the Acquiror Common Stock Reference Price. The Parties agree to take all reasonable and necessary actions in furtherance of the objective stated in this Section 2.15(c), including, by making any necessary amendments to this Agreement and, in the case of the Company (to the extent applicable), seeking the requisite stockholder approvals. Notwithstanding anything to the contrary in this Agreement, however, no action shall be required under Section 2.15(b), and no adjustment shall be made pursuant to this Section 2.15(c), that would require Acquiror to seek stockholder approval.

Section 2.16    Withholding Rights. Each of Acquiror, the Company, the Paying Agent and the Escrow Agent will be entitled to deduct and withhold from the amounts otherwise payable by it pursuant to this Agreement to any Person, including payments made under the Adjustment Escrow Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and to collect any necessary Tax forms, including appropriate Forms W-8 or W-9 or any successors thereto, as applicable, or any similar information, from the Stockholders and any other recipients of payments hereunder. Acquiror shall use commercially reasonable efforts to (i) provide the applicable payee with reasonable notice prior to any such deduction or withholding from amounts payable to such applicable payee (other than deductions or withholdings with respect to amounts treated as compensation for applicable Tax purposes), and (ii) reasonably cooperate with the applicable payee in efforts by the applicable payee to obtain any reasonably available reduction of, or relief from, such deduction or withholding. In the event that any amount is so deducted and withheld, and properly remitted, such amount will be treated for all purposes of this Agreement as having been paid to the Person to whom the payment from which such amount was withheld was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

Except as set forth in (i) the Disclosure Schedules attached hereto (collectively, the “Disclosure Schedules”), subject to Section 9.10, or (ii) in the case of the representations and warranties set forth in this ARTICLE III other than those set forth in Section 3.4(a) or (b), the Company Form S-1 (provided, however, that in no event shall any risk factor disclosure (including under the heading “Risk Factors”), forward looking statements (including disclosure set forth in any “forward looking statements” disclaimer) or other general statements to the extent they are predictive or forward looking in nature that are included in any part of the Company Form S-1 be deemed to be an exception to, or, as applicable, disclosure for purposes of, the representations and warranties set forth in this ARTICLE III), the Company hereby represents and warrants to the Acquiror and Subs as follows:

Section 3.1    Organization and Qualification.

(a)    The Company is (i) a corporation duly organized, validly existing and in good standing under the laws of the State of California, and has full corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now conducted and (ii) duly qualified or licensed as a foreign corporation or other entity to do business, and, where applicable, is in good standing in each of the jurisdictions specified in Schedule 3.1 of the Disclosure Schedules, which are the only jurisdictions in which the nature of the business conducted by it or the properties owned or leased by it makes such qualification or licensing necessary, except in the case of clause (ii), where the failure to be so qualified or licensed or to be in good standing has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)    Each of the Company’s Subsidiaries is (i) a corporation, limited liability company, or other corporate entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation as set forth in Schedule 3.1 of the Disclosure Schedules, and has full corporate or limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as now conducted and (ii) duly qualified or licensed as a foreign corporation or other entity to do business, and, where applicable, is in good standing in each of the jurisdictions specified in Schedule 3.1 of the Disclosure Schedules, which are the only jurisdictions in which the nature of the business conducted by it or the properties owned or leased by it makes such qualification or licensing necessary, except in the case of clause (ii), where the failure to be so qualified or licensed or to be in good standing has not had and would not reasonably be expected to have a Material Adverse Effect.

(c)    The Company has furnished to Acquiror a complete and correct copy of the Organizational Documents of the Company and each of its Subsidiaries, each as amended to date. Such Organizational Documents are in full force and effect and the Company and its Subsidiaries are in compliance in all material respects with their respective Organizational Documents.

Section 3.2    Authority. The Company has all requisite corporate power and authority and full legal capacity to execute and deliver this Agreement and the Ancillary Agreements to which the Company is a party, to perform all obligations hereunder and thereunder and to consummate the Transactions and the transactions contemplated by the Ancillary Agreements. Other than the adoption of this Agreement by the vote or written consent of the holders of a majority of each of the Company’s outstanding common stock and the Company’s outstanding preferred stock (the “Company Stockholder Approval”), the execution and delivery by the Company of this Agreement and each Ancillary Agreement to which it is a party and, the performance by the Company of its obligations hereunder and thereunder, and the consummation of the Transactions and the transactions contemplated by the Ancillary Agreements to which it is a party, have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement or any such Ancillary Agreement. This Agreement and each Ancillary Agreement to which the Company is a party has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

Section 3.3    No Conflict; Consent of Third Parties.

(a)    Except as set forth on Section 3.3(a) of the Disclosure Schedules, and provided that the notifications and approvals set forth in Section 3.3(b) of the Disclosure Schedules are made or obtained, none of the execution and delivery by the Company of this Agreement or the Ancillary Agreements to which the Company is a party, the consummation of the Transactions by the Company or compliance by the Company with any of the provisions hereof or thereof will conflict with, or result in any violation of, breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, acceleration or cancellation under, give rise to or accelerate any Liability, payment or right under, or require the consent of any third party under or result in the imposition or creation of any Encumbrance upon or with respect to any of the assets (whether tangible or intangible), properties or rights of the Company or any of its Subsidiaries, under (i) the Organizational Documents of the Company or any of its Subsidiaries; (ii) any Material Contract or Permit to which the Company or its Subsidiaries is a party or subject or by which any properties or assets of the Company or its Subsidiaries are bound or affected; (iii) any Order of any Governmental Authority applicable to the Company or its Subsidiaries or by which any properties or assets of the Company or its Subsidiaries are bound; or (iv) any Law as applied to the Company or its Subsidiaries or any of their properties or assets, except, in the case of (ii), (iii) and (iv), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b)    No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the Company’s execution and delivery of this Agreement or the Ancillary Agreements to which the Company is a party or the compliance by the Company with any of the provisions hereof or thereof, or the consummation of the Transactions by the Company, except (i) for compliance with the applicable requirements of the

Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (ii) the authorizations required from the applicable Governmental Authorities set forth on Schedule C attached hereto (the “Applicable Antitrust Authorizations Schedule”), (iii) for such filings as may be required by any applicable federal or state securities or “blue sky” laws or (iv) for such other approvals the failure of which to obtain, would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.4    Capitalization.

(a)    Schedule 3.4(a) of the Disclosure Schedules sets forth the authorized and outstanding capital stock of the Company and each Subsidiary of the Company and a true, correct and complete list for each of the Company and its Subsidiaries of all of such entity’s securityholders and the number of shares, options or other rights to acquire capital stock of such entity owned by each such Person, including in the case of convertible preferred stock, options, warrants or other interests convertible into or exchangeable or exercisable for shares of capital stock, the exercise, conversion or other similar prices or ratios applicable thereto and, as applicable, the type, class and number of shares or other securities issuable upon exercise, conversion or other disposition thereof, and in the case of equity-linked or other equity equivalent rights or awards (including SARs) the applicable exercise or reference other similar prices or ratios thereof, the date of grant and all other relevant terms thereof relating to amounts payable in respect thereof.

(b)    Except as set forth in Section 3.4(a) of the Disclosure Schedules, neither the Company nor any of its Subsidiaries has issued or agreed to issue and there is not outstanding any: (i) share of capital stock or other equity or ownership interest; (ii) option, warrant or interest convertible into or exchangeable or exercisable for the purchase of shares of capital stock or other equity or ownership interests; (iii) stock appreciation right, deferred stock, performance stock, phantom stock, restricted stock, compensatory equity, equity-linked or other interest in the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based award or right of any form; or (iv) bond, debenture or other indebtedness having the right to vote or convertible or exchangeable for securities having the right to vote.

(c)    Each outstanding share of capital stock or other equity or ownership interest of the Company and each of its Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and in the case of its Subsidiaries, except as set forth in Schedule 3.4(a) of the Disclosure Schedules, each such share or other equity or ownership interest is owned by the Company or another Subsidiary, free and clear of any Encumbrance. All of the aforesaid shares or other equity or ownership interests have been offered, sold and delivered by the Company or a Subsidiary in compliance with all applicable federal, state and foreign Laws. Except as set forth in Schedule 3.4(a) of the Disclosure Schedules, there are no outstanding obligations, by Contract or otherwise, of the Company or any of its Subsidiaries to issue, sell, transfer, register, deliver or repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of, or that restrict the transfer of, the issued or unissued capital stock or other equity or ownership interests of the Company or any of its Subsidiaries (including agreements relating to rights of first refusal, co-sale rights or “drag-along” or “tag-along” rights). No shares of capital stock or other equity or ownership interests of the Company or any of its Subsidiaries have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the Organizational Documents of the Company or any of its Subsidiaries or any

Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound. No Person has any right of first offer, right of first refusal, anti-dilution right or preemptive right or other right to purchase in connection with (x) the Transactions, (y) any future offer, sale or issuance of any capital stock or other equity or ownership interests of the Company or any of its Subsidiaries or (z) any other transaction. There are no declared or accrued but unpaid dividends with respect to any shares of capital stock of the Company or any of its Subsidiaries.

(d)    Each Option was duly authorized by all requisite corporate action on a date no later than the grant date and has an exercise price per share at least equal to the fair market value of a share of Company Common Stock on the grant date.

(e)    The Preliminary Payment Schedule sets forth a good faith estimate of the allocation of the amounts payable to the Stockholders and holders of Options and SARs pursuant to this Agreement. The Payment Schedule will set forth a true, correct and complete summary of the allocation of the amounts payable to the Stockholders and holders of Options and SARs pursuant to this Agreement. The allocation of payments set forth on the Payment Schedule will comply with the terms of the Company’s Organizational Documents, the Options, the SARs and the Equity Plans.

(f)    The 2002 Stock Incentive Plan of the Company, the 2012 Stock Incentive Plan of the Company and the 2018 Cash SAR Plan (the “Equity Plans”) are the only equity-based plans or programs providing for equity compensation of any Person in respect of the Company’s capital stock. Except for the Equity Plans, neither the Company nor any of its Subsidiaries has ever adopted or maintained any stock option plan or other plan, agreement or arrangement providing for equity compensation of any Person. The grant of each Option and SAR has been properly approved by the requisite corporate authority and has been made in accordance with the terms of the Equity Plans, as applicable, and applicable Law. The terms of the Equity Plans and the applicable agreements for each outstanding award thereunder permit the treatment of such awards as provided in this Agreement, without the consent or approval of the holders of such awards, holders of Company capital stock or any other Persons.

(g)    Except as set forth or reflected in the Payment Schedule or Section 3.4(a) of the Disclosure Schedules, the Company has not issued or agreed to issue and there is not outstanding any share of capital stock or other equity or ownership interest of the Company or any option, warrant or interest convertible into or exchangeable or exercisable for shares of capital stock or other equity or ownership interests of the Company.

Section 3.5    Equity Interests.

(a)    Schedule 3.5(a) of the Disclosure Schedule sets forth a true, correct and complete list of each Subsidiary of the Company. All the outstanding shares of capital stock or other equity interests of such Subsidiaries were duly authorized for issuance and are validly issued, fully paid and if applicable, non-assessable and free of preemptive rights; the Company or a Subsidiary of the Company owns all such shares or interests; there are no outstanding options, warrants, calls, rights, subscriptions, commitments or other agreements of any kind relating to the issuance or sale of, or outstanding securities convertible into or exercisable or exchangeable for, any such shares or interests; and the Surviving Corporation or a Subsidiary of the Surviving Corporation will own such shares or interests immediately after the Second Effective Time, in each case free and clear of any and all Encumbrances. Except for the Subsidiaries listed on Schedule 3.5 of the Disclosure Schedules, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, or is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in, or assume any liability or obligation of, any Person.

(b)    Schedule 3.5(b) of the Disclosure Schedule sets forth a true, correct and complete list of each entity in which the Company or a Subsidiary of the Company has invested (but which the Company or its Subsidiary does not wholly own) (each an “Equity Investment”).

Section 3.6    Financial Statements; No Undisclosed Liabilities; Internal Controls.

(a)    Each of the consolidated financial statements of the Company and its Subsidiaries contained in the Company Form S-1 and, when delivered, in the 8-K Financial Information (collectively referred to as the “Financial Statements”) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, except as otherwise noted therein and subject, in the case of the unaudited statements, to changes resulting from normal or recurring year-end adjustments in accordance with GAAP and the absence of notes and other presentation items (in each case which are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole). Each of the Financial Statements fairly present, in all material respects, the consolidated financial position and results of operations of the Company and its Subsidiaries as at the respective dates thereof and the consolidated results of operations of the Company and its Subsidiaries for the respective fiscal periods covered thereby.

(b)    There are no Liabilities of the Company or any of its Subsidiaries other than any such Liabilities (i) reflected or reserved against on the Financial Statements or the notes thereto, (ii) incurred since the date of the Interim Balance Sheet in the Ordinary Course of Business, (iii) for future performance under Contracts to which the Company or any of its Subsidiaries is a party or by which any of the assets or properties of the Company or any of its Subsidiaries is bound (other than Liabilities relating to breach of contract, breach of law or tort) in effect on the date of this Agreement or entered into without breach of Section 5.1, (iv) that, individually or in the aggregate, are not, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, or (v) that are Transaction Expenses.

(c)    The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s assets, (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences.

Section 3.7    Absence of Certain Developments. Since the date of the Interim Balance Sheet: (a) the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business (which Ordinary Course of Business includes, for purposes of this Section 3.7, the taking of any action required by COVID-19 Measures) other than with respect to the IPO Process; (b) there has not been any change, development, event, effect or condition that, individually or in the aggregate, has had a Material Adverse Effect; and (c) none of the Company or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1.

Section 3.8    Compliance with Law; Permits.

(a)    The Company and each of its Subsidiaries is, and since January 1, 2018, each of the Company and its Subsidiaries has been, in compliance in all material respects with all Laws applicable to it. Since January 1, 2018, neither the Company nor any of its Subsidiaries has received written notice of, and to the Knowledge of the Company, any oral notice, of any material violation or material alleged violation of any Law. Since January 1, 2018, no event has occurred, and no condition exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result in a material violation by the Company or any of its Subsidiaries of, or a failure on the part of the Company or any of its Subsidiaries to comply in any material respect with, any Law applicable to it or the business of the Company. To the Knowledge of the Company, since January 1, 2018, neither the Company nor any of its Subsidiaries has been the subject of any inquiry, investigation, proceeding or other similar Action of any Governmental Authority. Neither the Company nor any of its Subsidiaries has conducted any internal investigation with respect to any actual, potential or alleged violation of any Law by any director, stockholder or other equity holder, officer or employee or concerning any actual or alleged fraud.

(b)    The Company and its each of its Subsidiaries is in possession of all material permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, rights, orders, registrations or qualifications, notices or other authorizations of any Governmental Authority necessary for each of the Company and its Subsidiaries to own, lease, license and operate its properties and assets, and to carry on its respective business in all material respects as currently conducted (the “Permits”). Since January 1, 2018, each of the Company and its Subsidiaries has been in compliance in all material respects with the terms and conditions of all such Permits. No proceeding is pending or, to the Knowledge of the Company, threatened to suspend, cancel, modify, revoke, terminate, limit or not renew any of the Permits. All such Permits are in full force and effect.

(c)    Neither the Company or any of its Subsidiaries, nor any of their respective directors, officers, employees, and to the Knowledge of the Company, none of their respective agents, brokers, or other Representatives is a Sanctioned Person.

(d)    Since January 1, 2018, the Company and its Subsidiaries have not knowingly engaged in any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction was a Sanctioned Person or subject to Sanctions, such that the dealings or transactions violated Sanctions.

(e)    Since January 1, 2018, neither the Company, nor any of its Subsidiaries, nor any director, officer or employee, or to the Knowledge of the Company, any agent, representative, consultant or any other Person acting on behalf of the Company or any of its Subsidiaries (each a “Company Representative”) has violated any Anti-Corruption Laws (provided that the qualification as to the Knowledge of the Company shall not apply to actions by Company Representatives that also constitute non-compliance with Anti-Corruption Laws by the Company); nor has the Company, any Subsidiary, any director, officer or employee, nor to the Knowledge of the Company, any other Company Representative (provided that the qualification as to the Knowledge of the Company shall not apply to actions by Company Representatives that also constitute non-compliance with Anti-Corruption Laws by the Company), corruptly offered, paid, promised to pay, authorized, solicited, or received the payment of money or anything of value, directly or indirectly, to or from any Person, including any Government Official: (i) to influence any official act or decision of a Government Official; (ii) to induce a Government Official to do or omit to do any act in violation of a lawful duty; (iii) to induce a Government Official to influence the act or decision of a Governmental Authority; (iv) to secure any improper business advantage; (v) to obtain or retain business in any way related to the Company or any of its Subsidiaries; or (vi) that would otherwise constitute a bribe, kickback, or other improper or illegal payment or benefit. Neither the Company nor any of its Subsidiaries has received written notice, and to the Knowledge of the Company, any oral notice, of any violation or alleged violation of any Anti-Corruption Laws by the Company or any Company Representative. Neither the Company nor any of its Subsidiaries has made or anticipates making any disclosures to any Governmental Authority for potential violations of Anti-Corruption Laws.

Section 3.9    Litigation. Except as set forth on Schedule 3.9 of the Disclosure Schedules, there is no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or affecting any of the Company’s or any of its Subsidiaries’ properties or assets or against any director, officer or, to the Knowledge of the Company, any holder of capital stock of the Company, that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There is no Action pending or, to the Knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Transactions. There is no outstanding order, writ, judgment, injunction, decree, determination or award of any Governmental Authority directed at the Company, any of its Subsidiaries or any of their respective properties or assets, that (a) would be material to the Company or its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent, hinder, modify, delay or challenge the Transactions. As of the date of this Agreement, there are no Actions by the Company or any of its Subsidiaries currently pending or which the Company or its Subsidiaries intend to initiate.

Section 3.10    Employee Benefit Plans.

(a)    Schedule 3.10(a) of the Disclosure Schedules sets forth a true and complete list of all material:

(i)    employee benefit plans (as defined in Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all other pension, retirement, group insurance, vacation, disability, bonus, stock option, stock purchase, restricted stock, phantom equity, incentive, commission, retention, deferred compensation, retiree medical or life insurance, excess or supplemental retirement, change in control, severance, tax gross-up, fringe benefit or other benefit plans, programs, policies, practices or arrangements (except for those plans, programs, policies, practices and arrangements that are required to be maintained or contributed to by applicable Law) that are maintained, contributed to (or required to be contributed to) or sponsored by the Company or any of its Affiliates for the benefit of any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries (collectively, the “Plans”); and

(ii)    employment, termination, severance or other similar Contracts between the Company or any of its Subsidiaries and any employee, officer or director of the Company or any of its Subsidiaries (other than offer letters for at-will employment).

(b)    Each Plan referred to in Section 3.10(a) is in writing. The Company has provided descriptions of each Plan in the Company Form S-1 and made available to Acquiror a true and complete copy of each such Plan and each material document, if any, prepared in connection with each such Plan, including (i) a copy of each current trust or other funding arrangement, (ii) each current summary plan description and summary of material modifications, (iii) the two most recently filed IRS Form 5500 or other annual reports, if applicable, (iv) the most recently received IRS determination or opinion letter for each such Plan that is intended to be qualified pursuant to Section 401(a) of the Code, (v) the most recently prepared actuarial report and financial statement in connection with each such Plan, and (vi) the three most recent plan years’ discrimination tests for each Plan intended to be qualified pursuant to Section 401(a) of the Code.

(c)    Neither the Company, nor any of its Subsidiaries nor any Person that at any relevant time would be considered a single employer with the Company or any of its Subsidiaries under Section 414 of the Code has within the last six years maintained, contributed to, or sponsored, or had any liability with respect to, a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA, a pension plan within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA, a multiple employer plan within the meaning of Section 413(c) of the Code, or a multiple employer welfare arrangement as defined under Section 3(40) of ERISA.

(d)    Since January 1, 2018, each Plan has been operated in all material respects in accordance with its terms and in all material respects in compliance with the requirements of all applicable Laws. Each of the Company and its Affiliates has performed all obligations required to be performed by it relating to employees of the Company and is not in any material respect in default under or in violation of any obligation with respect to any Plan, nor does the Company have any Knowledge of any such default or violation by any other party to any Plan. No Action related to employees of the Company is pending or, to the Knowledge of the Company, threatened with respect to any Plan, other than routine claims for benefits in the Ordinary Course of Business, and, to the Knowledge of the Company, no fact or event exists that would give rise to any such Action.

(e)    Each Plan that is intended to be qualified under Section 401(a) of the Code has received a timely favorable determination or opinion letter from the IRS covering all of the provisions applicable to the Plan for which determination or opinion letters are currently available that the Plan is so qualified. To the Knowledge of the Company, no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(f)    To the Knowledge of the Company, there has not been any material non-exempt prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, with respect to any Plan.

(g)    All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates.

(h)    Neither the Company nor any of its ERISA Affiliates maintains any Plan which is a “group health plan,” as such term is defined in Section 5000(b)(1) of the Code, that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601 of ERISA, Section 4980B(b) of the Code, the applicable provisions of the Health Insurance Portability and Accountability Act of 1986 and the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010. No penalty or excise tax could reasonably be expected to be assessed against the Company or any of its ERISA Affiliates under Section 4980H of the Code. All group medical, dental, vision, life or disability benefit coverages under the Plans are and have been fully insured since January 1, 2018 and such insurance policies are in full force and effect. Neither the Company nor any of its Subsidiaries has any obligation to provide post-employment health, life or other welfare benefits other than as required under Section 4980B of the Code. No Plan is funded by, associated with or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(i)    No Plan or any related trust or other funding medium thereunder or any fiduciary thereof is, to the Knowledge of the Company, the subject of an audit, investigation or examination by any Governmental Authority.

(j)    With respect to each Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), (i) such plan or arrangement has been operated since January 1, 2018 in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder; and (ii) the document or documents that evidence each such plan or arrangement have conformed to the provisions of Section 409A of the Code and the final regulations under Section 409A of the Code since December 31, 2008.

(k)    Except as contemplated or required under this Agreement, the consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant, director or officer of the Company or any Subsidiary to severance pay, unemployment compensation or any other similar termination payment, (ii) accelerate the time of payment, vesting or funding, or increase the amount of compensation due any such employee, consultant, director or officer, except as expressly provided in this Agreement or (iii) cause or result in a limitation on the right of the Company and its Affiliates to amend, merge, terminate or receive a reversion of assets from any Plan or related trust. Except as set forth on Schedule 3.10(k) of the Disclosure Schedules, no amount paid or payable in connection with the Transactions, whether alone or in combination with another event, will be an

“excess parachute payment” pursuant to Section 280G or Section 4999 of the Code. Neither the Company nor any of its Subsidiaries has any obligation to “gross-up” or otherwise indemnify any individual for any Taxes, including those imposed under Sections 4999 or 409A of the Code.

(l)    There are no loans or extensions of credit from the Company or any Affiliate to any employee of or independent contractor to the Company or any of its Subsidiaries. There is no corporate-owned life insurance (COLI), split-dollar life insurance policy or any other life insurance policy on the life of any employee of the Company.

(m)    With respect to each Plan that is (x) subject to the laws of any jurisdiction outside of the United States, or (y) primarily covers current or former employees, consultants or directors of the Company or any of its Subsidiaries who reside or work outside the United States (a “Foreign Plan”), the Foreign Plan (i) has been maintained in all material respects in accordance with all applicable legal requirements and with its terms, (ii) if intended to qualify for special Tax treatment, meets all requirements for such treatment, (iii) if required to be funded or secured by an insurance policy, is fully funded or secured by an insurance policy, based on reasonable assumptions in accordance with applicable accounting principles, and (iv) if required to be registered, has been registered with the appropriate Governmental Authority(ies) and has been maintained in good standing with such Governmental Authority(ies), in each case, since January 1, 2018.

Section 3.11    Labor and Employment Matters. Except as set forth on Schedule 3.11:

(a)    Since January 1, 2018, the Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the employment of labor, including provisions thereof relating to wages, hours, classification of employees, independent contractors and non-employees, equal opportunity, collective bargaining, plant closures and layoffs, occupational safety and health, workers’ compensation, working hours and meal periods, pay equity, paid sick leave, whistleblowing, immigration compliance (including the verification of I-9s) and the payment and withholding of social security and other Taxes. Since January 1, 2018, there have been no Actions pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries before the U.S. Equal Employment Opportunity Commission or any other Governmental Authority concerning alleged employment discrimination, unfair labor practice, retaliation, interference, whistleblower or any other matters relating to the employment of labor. To the Company’s Knowledge, each employee of the Company and its Subsidiaries is employed lawfully by the Company or applicable Subsidiary in the country in which the individual is so employed. There is no pending or, to the Company’s Knowledge, threatened charge, complaint, arbitration, audit, investigation or other action brought by or on behalf of, or otherwise involving, any current or former employee, any person alleged to be a current or former employee, any applicant for employment, or any class of the foregoing, or any Governmental Authority, that involves the labor or employment relations and practices of the Company or its Subsidiaries. The Company and its Subsidiaries have in all material respects correctly classified those individuals performing services as common law employees, leased employees, independent contractors, or agents.

(b)    Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or similar agreement, trade union agreement, industry or national labor agreement, contract or other agreement or understanding with a labor union, labor organization, works council or similar body or other employee representative, nor is any such contract or agreement presently being negotiated, nor, to the Company’s Knowledge, has there been an effort to cause the Company or any of its Subsidiaries to enter into such arrangements. No consent of, consultation with, or the rendering of formal advice by, any labor or trade union, works council employee representative body is required for the Company and its Subsidiaries to enter into this Agreement or to consummate any of the transactions contemplated by this Agreement. No union organizing efforts or decertification activities, work stoppage, slowdowns or other material labor disputes are underway or, to the Knowledge of the Company, threatened. There is no material labor grievance or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. Since January 1, 2018, there have been no material strikes, lockouts, slowdowns, concerted refusal to work overtime or work stoppages pending or, to the Company’s Knowledge, threatened with respect to the Company’s or any of its Subsidiaries’ employees.

(c)    Since January 1, 2018, neither the Company nor any of its Subsidiaries has implemented any employee layoffs or plant closures that gave rise to notice obligations under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar or related Law (collectively, the “WARN Act”).

(d)    To the Company’s Knowledge, no executive or Key Employee of the Company or any of its Subsidiaries or any group of five or more employees acting in a concerted manner has any current plans to terminate his, her or their employment with the Company or any of its Subsidiaries.

(e)    Neither the Company nor any of its Subsidiaries has incurred any direct or indirect actual or contingent Liability with respect to (i) any misclassification of any person as an independent contractor rather than as an employee, as an employee rather than as an independent contractor, or as a non-employee when in fact employed, (ii) any employee leased from another employer or (iii) any person currently or formerly classified as exempt from, or otherwise not paid where required, overtime and minimum wages.

(f)    No material claims or allegations have been made in writing since January 1, 2018 by any Company employee, vendor or customer against any Service Provider, and to the Knowledge of the Company, (i) no Service Provider has engaged in, discrimination, sexual or other harassment, retaliation or similar misconduct of any nature in connection with their service to the Company (including any breach of any policy of the Company or any Subsidiary related to the foregoing), nor are any such claims or allegations pending nor have any such claims or allegations been investigated or settled; and (ii) neither the Company nor any of its Subsidiaries has entered into any Contract related to allegations of sexual harassment or sexual misconduct by any current or former director, officer, employee of the Company or any of its Subsidiaries or any other Service Provider.

(g)    Since January 1, 2020, the Company and its Subsidiaries have not (i) taken any material action outside the Ordinary Course of Business related to COVID-19 with respect to the Service Providers, including implementing, in response to COVID-19, any material workforce reductions, terminations, furloughs, reductions in or changes to compensation, benefits or working schedules, or changes to Plans, (ii) applied for or received loans or payments under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), (iii) claimed any tax credits under the CARES Act, or (iv) deferred any Taxes under the CARES Act.

Section 3.12    Personal Property.

(a)    The Company and its Subsidiaries have good and valid title to or a valid leasehold interest in or other enforceable legal rights to own or use all of their respective material machinery, equipment and other tangible personal property used in or necessary for the business of the Company and its Subsidiaries as currently conducted (the “Assets”). None of the Assets is subject to any Encumbrance, other than Permitted Encumbrances.

(b)    All Assets have been maintained in all material respects in accordance with generally accepted industry practice, are in all material respects in good operating condition, having regard to the use and age thereof and reasonable wear and tear excepted.

(c)    The Assets, together with the Leased Real Property, Owned Real Property, Company Intellectual Property, and any other Intellectual Property licensed to the Company or one or more of its Subsidiaries, constitute all of the assets used by, and necessary for, the Company and its Subsidiaries to operate and conduct their respective businesses as currently conducted. No Affiliate of the Company (other than its Subsidiaries) owns or has a license in any material assets or properties or any material Company Intellectual Property used in the operation and conduct of the respective businesses of the Company and its Subsidiaries as currently conducted.

Section 3.13    Real Property.

(a)    Schedule 3.13(a) of the Disclosure Schedules sets forth a true and complete list of the street address of each parcel of Owned Real Property and the current owner of each parcel of Owned Real Property. Each of the Company and its Subsidiaries has good and marketable fee title to all Owned Real Property, in each case, free and clear or all Encumbrances other than Permitted Encumbrances. No parcel of Owned Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the Knowledge of the Company, has any such condemnation, expropriation or taking been proposed.

(b)    Schedule 3.13(b) of the Disclosure Schedules lists the street address of each parcel of Leased Real Property, including the addresses of such Leased Real Property. Each of the Company and its Subsidiaries has good and marketable leasehold title to all Leased Real Property, in each case, free and clear of all Encumbrance except for Permitted Encumbrances. No parcel of Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the Knowledge of the Company, has any such condemnation, expropriation or taking been proposed. All leases with respect to Leased Real Property and all amendments and modifications thereto are in full force and effect, and there exists no material breach or violation of, or material default under, any such lease by the Company, any of its Subsidiaries or any other party thereto, nor any event which, with notice or lapse of time or both, would constitute a material breach or violation of, or material default thereunder by the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto. The Company has made available to Acquiror a true and complete copy of each lease with respect to Leased Real Property (including all extensions, amendments, supplements, modifications and other agreements related thereto). The Leased Real Property and Owned Real Property (together, the “Company Real Property”) comprises all of the real property used in the conduct and operation of the business of the Company and its Subsidiaries as currently conducted.

(c)    There are no Encumbrances, easements, covenants or other restrictions applicable to the Owned Real Property or, to the Knowledge of the Company, the Leased Real Property, in each case which would reasonably be expected to impair in any material respect the current uses or the occupancy by the Company or any of its Subsidiaries of the property subject thereto.

(d)    All utilities required by any applicable Law or necessary for the use or operation of the Company Real Property in the conduct of the Company’s business, as presently conducted, have been obtained and are fully operable in such a manner as to permit the Company’s operations in the Ordinary Course of Business. All structures and all structural, mechanical and other physical systems that constitute part of the Company Real Property are free in all material respects of known defects and in good operating condition and repair for their age, ordinary wear and tear excepted. No material maintenance or repair to the Company Real Property or any such structures or structural, mechanical and other physical systems has been unreasonably deferred.

(e)    The Company Real Property and all uses and operations of the Company Real Property have complied in all material respects with all applicable Laws, covenants, conditions, restrictions, easements, disposition agreements and similar matters affecting the Company Real Property. There are no pending or, to the Company’s Knowledge, threatened fire, health, safety, building, zoning or other land use regulatory proceedings, lawsuits or administrative actions relating to any portion of the Company Real Property or any other matters which do or would reasonably be expected to materially and adversely affect the current use, occupancy or value thereof, nor has the Company or any Subsidiary received notice of any pending or threatened special assessment proceedings materially and adversely affecting any portion of the Company Real Property.

(f)    There are no outstanding options or rights of first refusal to purchase any portion of the Owned Real Property or any interest therein.

Section 3.14    Intellectual Property.

(a)    Schedule 3.14 of the Disclosure Schedules sets forth a true and complete list of all of the registered Marks, Patents and registered Copyrights of the Company (the “Company Registered Intellectual Property”), and sets forth (i) for each patent and patent application, the number, and country of issuance or filing; (ii) for each registration and application for each trademark, service mark, logo, and trade name, the owner, application/serial number or registration number, and country of issuance or filing; (iii) for each registered copyright and application for a copyright registration, the owner, registration number, application number, issuance and filing date and country of filing; (iv) for each Internet domain name, the registered Internet domain name, name of the registrant, and name of the registrar; and (v) all payments and filings that are due on or before the Termination Date, and all other actions that if not taken on or before the Termination Date with respect to each item of Company Registered Intellectual Property will result in the abandonment, non-renewal, failure to maintain, cancellation or loss of any Company Registered Intellectual Property.

(b)    No Company Registered Intellectual Property is the subject of any pending interference, derivation, reissue, reexamination, opposition, inter partes review, post-grant proceeding or cancellation proceeding and, to the Knowledge of the Company, no such proceeding is threatened.

(c)    The Company or one of its Subsidiaries solely and exclusively owns, free and clear of any and all Encumbrances except Permitted Encumbrances, all right, title and interest in and to material Company Intellectual Property. Except as set forth in Schedule 3.14(c) of the Disclosure Schedules, neither the Company nor any of its Subsidiaries has received any written notice or claim challenging the Company’s ownership of any Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries (“Company Intellectual Property”).

(d)    Each of the Company and its Subsidiaries has taken reasonable steps to maintain the confidentiality of all information that constitutes a material Trade Secret of the Company or any of its Subsidiaries (except where the Company, in the exercise of reasonable business judgment, has affirmatively elected not to protect such information), and to the Knowledge of the Company no such information that the Company has sought to maintain as a material Trade Secret has been disclosed or otherwise made available by the Company or any of its Subsidiaries to any third party except pursuant to legally binding confidentiality undertakings. All current or former employees, consultants and contractors of the Company or any of its Subsidiaries who have had access to confidential information of the Company or any of its Subsidiaries or have contributed to the development of material Intellectual Property developed for the Company or any of its Subsidiaries have executed proprietary information, confidentiality and assignment agreements, as applicable.

(e)    All Company Registered Intellectual Property is to the Knowledge of the Company, valid and enforceable, and neither the Company nor any of its Subsidiaries has received any written notice or claim challenging the validity or enforceability of any Company Registered Intellectual Property or Company Intellectual Property or alleging any misuse of such Company Registered Intellectual Property or Company Intellectual Property, other than office actions from the United States Patent and Trademark Office or any equivalent foreign governmental administrative agency received in the Ordinary Course of Business. Neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the material Company Registered Intellectual Property and all filing, examination, issuance, post registration and maintenance fees, annuities and the like that have come due and are required to maintain, preserve or renew any of the material Company Registered Intellectual Property owned by the Company or any of its Subsidiaries have been timely paid.

(f)    The Company Intellectual Property and the Company’s and its Subsidiaries’ sale or distribution of their products and services and operation of their businesses have not infringed upon, violated, diluted or misappropriated, and do not infringe upon, violate, dilute or misappropriate any valid and enforceable Intellectual Property of any third party, where such infringement, violation, dilution or misappropriation has caused or is reasonably likely to cause material Liability to the Company or its Subsidiaries or that could reasonably be expected to result in any injunction as to the Company’s and its Subsidiaries’ sale or distribution of any of their products or services or operation of any of their businesses. Neither the Company nor any of its Subsidiaries has received any written notice or claim asserting, threatening or suggesting that any such infringement, violation, dilution or misappropriation is occurring or has occurred. The Company Intellectual Property together with any other Intellectual Property licensed to the Company or one or more of its Subsidiaries constitute all the material Intellectual Property used by, and necessary for, the Company and its Subsidiaries to operate and conduct their respective businesses as currently conducted. No Company Intellectual Property owned by the Company or any of its Subsidiaries is subject to any outstanding order, judgment, or decree (i) restricting the rights of the Company or its Subsidiaries to use, commercialize, modify, exploit, transfer, distribute, enforce, maintain, or license any Company Intellectual Property, (ii) restricting the current or planned conduct of the business of the Company or its Subsidiaries in order to accommodate another Person’s Intellectual Property, or (iii) granting any third party any right with respect to any such material Company Intellectual Property. To the Company’s Knowledge, no third party is infringing, diluting, violating, using in an unauthorized manner, or misappropriating any Company Intellectual Property. Except as set forth in Schedule 3.14(f) of the Disclosure Schedules, neither the Company nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand, or notice (A) alleging any unauthorized use, infringement, dilution, violation, or misappropriation of any Company Intellectual Property or (B) pertaining to or challenging the validity, enforceability, priority, or registrability of, or any right, title, or interest of any Person with respect to, any Company Intellectual Property.

(g)    The Company and its Subsidiaries have not disclosed or licensed any Source Code included in the Company Intellectual Property (“Company Source Code”) to any Person (including to a third-party escrow agent) other than to employees and contractors performing services on behalf of the Company who have executed valid and appropriate confidentiality agreements. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by the Company or its Subsidiaries, or any Person acting on behalf of the Company or its Subsidiaries to any Person of any Company Source Code, and no portions of such Company Source Code have been disclosed, delivered, or licensed to a third Person.

(h)    All use, modification and distribution of any Open Source Software by the Company and its Subsidiaries is to the Company’s Knowledge in compliance with the terms of the license under which such Open Source Software is licensed to the Company or its Subsidiaries and has not and will not result in any requirement that the Company or its Subsidiaries, or any Person acting on behalf of the Company or its Subsidiaries, disclose or deliver to any Person any Company Source Code.

(i)    The IT Systems operate and perform materially in accordance with their documentation and functional specifications. Since January 1, 2018, there has been no failure, malfunction, or breach with respect to any IT Systems that has had a material adverse effect on the operation of the business of the Company and its Subsidiaries taken as a whole. The Company and its Subsidiaries take and have taken reasonable steps intended to ensure that the IT Systems owned or controlled by the Company and its Subsidiaries are free from Malicious Code. Since January 1, 2018, the Company and its Subsidiaries have complied in all material respects with all applicable Laws, and have implemented reasonable processes to ensure the protection of, data and the security of the IT Systems, and integrity of all data stored in the IT Systems. All IT Systems owned or controlled by the Company and its Subsidiaries are free from any hardware components, timer, copy protection device, clock, or counter that in each case permit unauthorized access or the unauthorized disablement or unauthorized erasure of such IT Systems, data, or other software by a third party. The Company and its Subsidiaries have appropriate disaster recovery and security plans, procedures, and facilities and have taken all reasonable steps designed to safeguard the IT Systems owned or controlled by the Company and its Subsidiaries. There has been no unauthorized access or misuse of or intrusions or breaches of the security of the IT Systems owned or controlled by the Company and its Subsidiaries, the effect of which would be adverse to the Company and its Subsidiaries taken as a whole in any material respect.

Section 3.15    Tax Matters. Except as set forth on Schedule 3.15 of the Disclosure Schedules:

(a)    The Company and its Subsidiaries have filed with the appropriate Governmental Authority all income and other material Tax Returns that are required to be filed by them on or prior to the date of this Agreement, and all such Tax Returns have been prepared in compliance with all applicable Laws and are true, complete and correct in all material respects.

(b)    The Company and its Subsidiaries (i) have timely paid all Taxes owed by the Company and its Subsidiaries (whether or not shown on a Tax Return) and (ii) have adequately provided in the Financial Statements in accordance with GAAP for all material Taxes that have accrued but are not yet due or payable as of the dates thereof. The actual liability for unpaid Taxes of the Company and its Subsidiaries with respect to all Pre-Closing Tax Periods will not, in the aggregate, exceed the amount of the provisions for accrued Taxes described in clause (ii) of this paragraph (b) as adjusted for the passage of time through the Closing Date.

(c)    All material Taxes which the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any Person have been withheld and duly and timely remitted to the appropriate Governmental Authority in accordance with applicable Law.

(d)    No deficiency or proposed adjustment which has not been paid or resolved for any amount of income or other material Tax has been asserted or assessed in writing by any Governmental Authority against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has been notified in writing by any Governmental Authority in a jurisdiction in which the Company or such Subsidiary does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction. There are no Encumbrances for Taxes (other than Encumbrances for Taxes described in the definition of Permitted Encumbrances) upon any of the assets of the Company or its Subsidiaries.

(e)    Neither the Company nor any of its Subsidiaries has consented to extend the time, or has waived the statute of limitations relating to the period, in which any Tax may be assessed or collected by any Governmental Authority, which extension is still in effect.

(f)    There are no ongoing or, to the Knowledge of the Company, threatened Tax audits, examinations, requests for information, refunds, claims, litigation, proceedings, or matters of controversy with respect to the income or other material Taxes of or with respect to the Company or any of its Subsidiaries.

(g)    All deficiencies asserted in writing or assessments made against the Company or any of its Subsidiaries as a result of any Tax proceeding have been fully paid, accrued or otherwise settled and, to the Knowledge of the Company, no rationale underlying a claim for Taxes has been asserted in writing previously by any Governmental Authority that reasonably could be expected to be asserted in any other period.

(h)    Neither the Company nor any of its Subsidiaries (i) has requested or received any Tax ruling, or (ii) is a party to or bound by any Tax allocation or Tax sharing agreement (other than any such agreement entered into in the Ordinary Course of Business and the primary purpose of which does not relate to Taxes). Neither the Company nor any of its Subsidiaries (x) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return, other than a group the common parent of which was the Company or any of its Subsidiaries, or (y) has any Liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or non-U.S. Law), or as a transferee or successor (other than as a result of being a member of a group, the common parent of which was the Company or any of its Subsidiaries).

(i)    Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local, or non-U.S. tax law).

(j)    Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any: (A) change in method of accounting for a Pre-Closing Tax Period, (B) use of an improper method of accounting for a Pre-Closing Tax Period, (C) “closing agreement” as described in Section 7121 of the Code (or any similar provision under state, local or non-U.S. Law) executed on or before the Closing Date, (D) installment sale or open transaction disposition made on or before the Closing Date, (E) prepaid amount or deferred revenue received on or before the Closing Date or (F) election under Section 108(i) of the Code.

(k)    Neither the Company nor any of its Subsidiaries has distributed the stock of any corporation or has had its stock distributed by another Person during the previous five (5)-year period in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(l)    Neither the Company nor any of its Subsidiaries is subject to any material tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or other place of business in that country.

(m)    Neither the Company nor any of its Subsidiaries (i) is a stockholder of a “specified foreign corporation” (other than the Subsidiaries of the Company or the Equity Investments) as defined in Section 965(e) of the Code (or any similar provision of state, local or

foreign Law), or (ii) is a stockholder in a “passive foreign investment company” as defined in Section 1297 of the Code.    Neither the Company nor any of its Subsidiaries has made an election under Section 965(h) of the Code.

(n)    Neither the Company nor any of its Subsidiaries has availed itself of any Tax benefits pursuant to Section 2301 or 2302 of the CARES Act, IRS Notice 2020-65 or any similar applicable U.S. federal, state or local Law.

(o)    Neither the Company nor any of its Subsidiaries has knowingly taken any action nor does it know of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 3.16    Environment and Safety.

(a)    Each of the Company and its Subsidiaries has been in compliance with all applicable Environmental Laws in all material respects, and has obtained and is in compliance in all material respects with all Environmental Permits. There are no pending or, to the Knowledge of the Company, threatened, Actions alleging that the Company or any of its Subsidiaries is in violation of, or potentially liable under, any Environmental Laws. Neither the Company nor any Subsidiary of the Company is a party to or bound by any court order, administrative order, consent order or other agreement between the Company or any Subsidiary of the Company and any Governmental Authority entered into in connection with any material legal obligation or liability arising under any Environmental Law.

(b)    Neither the Company nor any Subsidiary has any material liabilities or obligations arising under any Laws relating to the Company or any Subsidiary having caused or permitted any Releases or threatened Releases of Hazardous Substances into the environment.

(c)    None of the Company or its Subsidiaries has any material Liability under the Occupational Safety and Health Act of 1970, as amended, and the rules and regulations promulgated thereunder, or any other Law concerning employee health and safety.

(d)    For purposes of this Agreement:

(i)    “Environmental Laws” means: any Laws of any Governmental Authority relating to (A) Releases or threatened Releases of Hazardous Substances or materials containing Hazardous Substances; (B) the manufacture, processing, handling, transport, distribution, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (C) pollution or protection of the environment (including the air, soil, improvements, surface water, groundwater, sewers, septic systems, storm drains, publicly owned treatment works, or waste treatment, storage or disposal systems), health, safety, natural resources or endangered or threatened species.

(ii)    “Environmental Permits” means all Permits required under any Environmental Law.

(iii)    “Hazardous Substances” means: (A) those substances defined in or regulated under the Hazardous Materials Transportation Act, the Resource Conservation and

Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Toxic Substances Control Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act, and their state counterparts, as each may be amended from time to time, and all regulations thereunder; (B) petroleum and petroleum products, including crude oil and any fractions thereof; (C) natural gas, synthetic gas, and any mixtures thereof; (D) lead, polychlorinated biphenyls, asbestos or asbestos-containing material, radon, mold, pesticides and herbicides; (E) any other pollutant or contaminant; and (F) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

(iv)    “Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration or release of Hazardous Substances from any source into or upon the environment (including the air, soil, improvements, surface water, groundwater, sewers, septic systems, storm drains, publicly owned treatment works, or waste treatment, storage or disposal systems).

Section 3.17    Material Contracts.

(a)    Except for the Plans and Contracts set forth on Schedule 3.10(a) of the Disclosure Schedules and the leases of Leased Real Property set forth on Schedule 3.13(b) of the Disclosure Schedules, Schedule 3.17(a) of the Disclosure Schedules sets forth, as of the date of this Agreement, all of the following Contracts to which the Company or any of its Subsidiaries is a party or to which any of their respective assets is subject (collectively, together with the Plans and Contracts required to be set forth on Schedule 3.10(a) of the Disclosure Schedules and the leases of Leased Real Property required to be set forth on Schedule 3.13(b) of the Disclosure Schedules, the “Material Contracts”):

(i)    any Material Commercial Contract: (A) that contains covenants that purport to prohibit or limit the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or otherwise contains any other restriction that impairs the ability of the Company or any of its Subsidiaries to freely conduct its business, in each case in a manner that would be material to the Company and its Subsidiaries, taken as a whole; (B) that contains covenants not to solicit merchants, customers or employees, in each case in a manner that would be material to the Company and its Subsidiaries, taken as a whole; (C) under which the Company or any of its Subsidiaries (x) is obligated to purchase or otherwise obtain any material product or service exclusively from a single Person, (y) is obligated to sell any material product or service exclusively to a single Person, or (z) grants any exclusive rights of marketing, distributing or otherwise; or (D) which contains any minimum sales or volume, take-or-pay or any similar commitment of the Company or any of its Subsidiaries, in each case that are material to the Company and its Subsidiaries, taken as a whole;

(ii)    any Material Commercial Contract: (A) that specifies the minimum volume requirement (whether stated in dollar amounts or otherwise) for products or services; (B) that provides “most favored nation” pricing for the Company’s or any of its Subsidiaries’ products or services to any third party; or (C) that grants rights of first refusal, rights of first negotiation or similar rights to any Person;

(iii)    any Contract that relates to Indebtedness in excess of $500,000 of the Company or any of its Subsidiaries or which imposes an Encumbrance (other than Permitted Encumbrances) on any of their assets, tangible or intangible that will not be released as of the Closing;

(iv)    any Contract with any Material Customer;

(v)    any Contract with any Material Supplier;

(vi)    any Material Commercial Contract between the Company or any of its Subsidiaries, on the one hand, and any Governmental Authority, on the other hand;

(vii)    any Contract entered into in the last three (3) years or otherwise containing obligations that remain in effect providing for, or related to, the settlement or compromise of any litigation, claim, suit, dispute, disagreement or controversy in each case, other than Contracts (A) providing for payments by the Company or any of its Subsidiaries in an aggregate amount less $50,000 and (B) having no continuing obligations (other than customary confidentiality obligations);

(viii)    any material Contract that relates to a partnership, joint venture, limited liability company or relationship for joint development by and between the Company or any of its Subsidiaries, on the one hand, and another Person, on the other hand;

(ix)    any Material Commercial Contract providing for royalty, milestone or similar payments based on the revenues, profits or other financial performance metrics or development or sales milestones of the Company or any of its Subsidiaries, businesses, products or services as applicable;

(x)    any (A) consulting Contract with any individual (other than any such Contract that provides for annual base compensation in an amount less than $200,000) or (B) employment Contract (excluding offer letters for at-will employment that do not provide for severance or for advance notice of termination);

(xi)    any collective bargaining Contract with any works council, labor union or association governing the collective representation of any present or former employees of the Company or any of its Subsidiaries;

(xii)    any Contract for the disposition of any significant portion of the assets or business of the Company or any of its Subsidiaries (other than sales of products in the Ordinary Course of Business) or any Contract for the acquisition of the assets or business of any other Person (other than the Equity Investments and purchases in the Ordinary Course of Business);

(xiii)    any Contract under which the consequences of a default or termination could reasonably be expected to have a Material Adverse Effect;

(xiv)    any Contract that, to the Knowledge of the Company, would entitle any third party to receive a license or any other right to Intellectual Property of Acquiror or any of Acquiror’s Affiliates (excluding the Company and its Subsidiaries) following the Closing that would be adverse to Acquiror or any of Acquiror’s Affiliates; and

(xv)    any other Contract (or group of related Contracts) not enumerated in any other clause of this Section 3.17(a) that involves more than $1,000,000 in revenues or expenditures for the twelve (12) months ended June 30, 2021.

(b)    Each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries, as applicable, is in full force and effect, and is enforceable against the Company or its Subsidiaries, as applicable, and to the Knowledge of the Company, against the other party or parties thereto, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

(c)    Except for those Material Contracts set forth on Schedule 3.17(c) of the Disclosure Schedules, no Material Contract requires the consent of any Person to prevent a breach of, a default under, or a termination, change in the terms or conditions or modification of, any Material Contract as a result of the consummation of the Transactions. None of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party, is in material breach or violation of, or (with or without notice or lapse of time or both) material default under, any Material Contract, nor has the Company or any of its Subsidiaries received any notice alleging any such breach, violation or default that is currently unresolved. No event has occurred that, with notice or lapse of time or both, would constitute such a material breach or violation of, or default under, any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, by any other parties thereto. No party to any Material Contract has delivered to the Company written notice as of the date of this Agreement that such party intends to terminate or refuses to renew any such Material Contract upon expiration of its term. The Company has made available to Acquiror true and complete copies of all Material Contracts, including all amendments, exhibits, attachments, waivers and other changes thereto.

Section 3.18    Affiliate Transactions. Schedule 3.18 of the Disclosure Schedules sets forth a description of all Contracts between the Company and its Subsidiaries on one hand, and any Stockholder, any Affiliate of any Stockholder or any Affiliate of the Company on the other hand (each, a “Related Person”). No Related Person, directly or indirectly, (a) has any material claim or cause of action against the Company or any Subsidiary of the Company, or (b) owes any material amount of money to, or is owed any material amount of money by, the Company or any Subsidiary of the Company.

Section 3.19    Privacy and Security.

(a)    The Company and its Subsidiaries at all times since January 1, 2018 (i) complied in all material respects with all applicable Privacy Laws and their obligations under all Contracts to which the Company or any of its Subsidiaries is a party or otherwise bound relating to the processing of Personal Information (“Data Privacy Obligations”) and (ii) have maintained privacy policies reasonably designed to ensure the compliance of the Company and its Subsidiaries with all applicable Data Privacy Obligations and have materially complied with those privacy policies.

(b)    Since January 1, 2018, the Company and its Subsidiaries have maintained security measures, plans, procedures, controls, and programs, including a written information security program reasonably sufficient to (i) identify and address internal and external risks to the privacy and security of Personal Information in their possession or control; and (ii) monitor and improve administrative, technical and physical safeguards to protect such Personal Information. There has not been any material unauthorized access, use, loss, disclosure, denial, alteration, destruction, compromise, or other unauthorized processing of any Personal Information owned, used, maintained, received, or controlled by or on behalf of the Company or its Subsidiaries.

Section 3.20    Customers and Suppliers.

(a)    Schedule 3.20 sets forth a correct and complete list as of the date of this Agreement of the ten (10) largest suppliers of products or services to the Company and its Subsidiaries, taken as a whole (the “Material Suppliers”) and the ten (10) largest customers of the Company and its Subsidiaries, taken as a whole (the “Material Customers”) each during the fiscal year ended December 31, 2020 and the six (6) months ended June 30, 2021.

(b)    Since January 1, 2020, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice from a Material Supplier indicating that it will stop, not renew or materially decrease the rate of, supplying materials, products or services to the Company or its Subsidiaries, or otherwise materially and adversely change the terms of its relationship with the Company or its Subsidiaries. To the Company’s Knowledge, no Material Supplier intends to stop, or materially decrease the rate of, supplying products or services to the Company or its Subsidiaries or otherwise materially and adversely change the terms of its relationship with the Company or its Subsidiaries after, or as a result of, the consummation of any Transactions.

(c)    Since January 1, 2020, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice from a Material Customer indicating that it will stop, not renew or materially decrease the rate of, buying materials, products or services to the Company or its Subsidiaries, or otherwise materially and adversely change the terms of its relationship with the Company or its Subsidiaries. To the Company’s Knowledge, no Material Customer intends to stop, or materially decrease the rate of, buying products or services to the Company or its Subsidiaries or otherwise materially and adversely change the terms of its relationship with the Company or its Subsidiaries after, or as a result of, the consummation of any Transactions.

Section 3.21    Insurance. Schedule 3.21 sets forth each insurance policy maintained by the Company and its Subsidiaries. Each policy set forth on Schedule 3.21 is legal, valid, binding and enforceable by the Company or its Subsidiaries, as applicable, and is in full force and effect. No written notice of cancellation, termination or material premium increase has been received by the Company or its Subsidiaries since December 31, 2020 (or, if later, the inception of such policy) with respect to any policy set forth on Schedule 3.21. There is no material claim pending under any policy set forth on Schedule 3.21 as to which coverage has been questioned, denied or disputed in writing by the underwriters of such policies.

Section 3.22    Company Form S-1. As of its date, the Company Form S-1 does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.23    Qualified Holders. There are no more than 35 Qualified Holders that are not Accredited Investors.

Section 3.24    Brokers. Except for J.P. Morgan Securities LLC, the fees, commissions and expenses of which will be Transaction Expenses for purposes of this Agreement, neither the Company nor any of its Subsidiaries has any Liability for, or is a party to any agreement, arrangement or understanding to pay, any fees or commissions to any broker, finder or investment banker in connection with the Transactions or the transactions contemplated by the Ancillary Agreements for which Acquiror or any of its Affiliates (including, following the Closing, the Company or any of its Subsidiaries) is or would become liable.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE ACQUIROR AND SUBS

The Acquiror and Subs hereby represent and warrant to the Company as follows:

Section 4.1    Organization and Qualification. Each of the Acquiror and Subs is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with full corporate power and authority and full legal capacity to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions and the transactions contemplated by the Ancillary Agreements to which it is a party.

Section 4.2    Authority. Each of the Acquiror and Subs has the corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by each of the Acquiror and Subs of this Agreement and each Ancillary Agreement to which it is a party and the consummation by the Acquiror and Subs of the Transactions have been duly and validly authorized by the boards of directors of the Acquiror and Subs and have been, or prior to the Closing will be, duly and validly authorized by the Acquiror as the sole stockholder of Subs. No other proceedings on the part of each of the Acquiror and Subs are necessary to authorize the execution, delivery or performance of this

Agreement or any Ancillary Agreement to which it is a party or to consummate the Transactions. This Agreement and each Ancillary Agreement to which the Acquiror or either Sub is a party has been duly executed and delivered by the Acquiror and/or Subs, as applicable and, assuming due execution and delivery by each of the other parties hereto, constitutes the legal, valid and binding obligations of the Acquiror and/or Subs, as applicable, enforceable against the Acquiror and/or Sub, as applicable, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

Section 4.3    No Conflict; Required Filings and Consents.

(a)    None of the execution and delivery by each of the Acquiror or Subs of this Agreement or the Ancillary Agreements to which it is a party, the consummation of the Transactions by the Acquiror and Subs or compliance by Acquiror or Subs with any of the provisions hereof or thereof will conflict with, or result in any violation of, breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, acceleration or cancellation under, give rise to or accelerate any Liability, payment or right under, or require the consent of any third party under or result in the imposition or creation of any Encumbrance upon or with respect to any of the assets (whether tangible or intangible), properties or rights of Acquiror or Subs, under (i) the Organizational Documents of Acquiror or Subs; (ii) any Contract or Permit to which Acquiror or Subs is a party or subject or by which any properties or assets of Acquiror or Subs are bound or affected; (iii) any Order of any Governmental Authority applicable to Acquiror or Subs or by which any properties or assets of Acquiror or Subs are bound; or (iv) any Law as applied to Acquiror or Subs or any of their properties or assets, except, in the case of (ii), (iii) and (iv), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.

(b)    No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Authority is required on the part of any of Acquiror or Subs in connection with its execution and delivery of this Agreement or the Ancillary Agreements to which it is a party or the compliance by any of Acquiror or Subs with any of the provisions hereof or thereof, or the consummation of the Transactions by any of Acquiror or Subs, except (i) for compliance with the applicable requirements of the HSR Act, (ii) the authorizations required from the applicable Governmental Authorities set forth on the Applicable Antitrust Authorizations Schedule, (iii) for such filings as may be required by any applicable federal or state securities or “blue sky” laws or (iv) for such other approvals the failure of which to obtain, would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.

Section 4.4    No Prior Activities. Except for obligations incurred in connection with its organization and the Transactions, neither Sub has incurred any obligation or Liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.

Section 4.5    Investment Intent. Acquiror is acquiring the Shares for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Shares in a manner that would violate the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). Acquiror agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws. The Acquiror is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment) and (either alone or together with its Representatives) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 4.6    Financing(a) . Acquiror has delivered to the Company true and complete copies of (a) an executed commitment letter dated as of the date hereof (the “Commitment Letter” and, together with the Fee Letter (as defined below), as they may be amended, modified, replaced or substituted in accordance with Section 5.18 and together with all annexes, exhibits, schedules and other attachments thereto, the “Debt Financing Commitments”) pursuant to which the lender parties thereto have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein (such amounts, the “Debt Financing”) and (b) the fee letter referred to in such commitment letter (with only fee amounts, dates, pricing caps, “market flex” and other economic terms redacted, none of which would adversely affect the amount or availability of the Debt Financing) (the “Fee Letter”). As of the date of this Agreement, none of the Debt Financing Commitments has been amended or modified, and the respective commitments contained in the Debt Financing Commitments have not been withdrawn or rescinded and, to the knowledge of Acquiror, no withdrawal or rescission thereof is contemplated as of the date of this Agreement. As of the date of this Agreement, the Debt Financing Commitments are in full force and effect and constitute the legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, the other parties thereto (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). There are no conditions precedent related to the funding of the full amount of the Debt Financing other than as expressly set forth in the Debt Financing Commitments. As of the date of this Agreement, no event has occurred that (with or without notice or lapse of time, or both) would constitute a breach or default under the Debt Financing Commitments by Acquiror or Subs or, to the knowledge of Acquiror, any other party to the Debt Financing Commitments. As of the date of this Agreement, assuming the satisfaction of the conditions contained in Section 6.1 and Section 6.3, Acquiror has no reason to believe that it will be unable to satisfy on a timely basis any term or condition to be satisfied by it and contained in the Debt Financing Commitments. Acquiror has fully paid any and all commitment fees or other fees required by the terms of the Debt Financing Commitments to be paid on or before the date of this Agreement. Assuming the satisfaction of the conditions contained in Section 6.1 and Section 6.3 and that the Debt Financing is funded in accordance with the terms of the Commitment Letter, Acquiror and Sub will have, at the Effective Time, sufficient cash, available lines of credit or other sources of immediately available funds to consummate the Transactions, including all amounts required to be paid in connection with the Closing pursuant to Section 2.10, and to pay all related fees and expenses.

Section 4.7    Solvency. Acquiror and Subs, on a consolidated basis, are Solvent as of the date of this Agreement. Immediately after giving effect to the Transactions and the Debt Financing or Alternative Financing, as applicable, and the payment of all related fees and expenses, and assuming the satisfaction of the conditions in Section 6.1 and Section 6.3, Acquiror and Subs, on a consolidated basis, will be Solvent. For purposes of this Section 4.7, the term “Solvent” with respect to any Person means that, as of any date of determination, (a) such Person shall be able to pay their respective liabilities, including contingent and other liabilities, as they mature, (b) the amount of the fair saleable value of the assets of such Person exceeds, as of such date, the value of all liabilities of such Person, including contingent and other liabilities, as of such date, and (c) such Person will have, as of such date, adequate capital for the operation of the business in which they are engaged or proposed to be engaged following such date. No transfer of property is being made and no obligation is being incurred, in each case by Acquiror or Subs, in connection with the Transactions with the intent to hinder, delay or defraud creditors of Acquiror.

Section 4.8    Brokers. Except for Goldman Sachs & Co. LLC, the fees, commissions and expenses of which will be paid by the Acquiror, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Acquiror or Subs.

Section 4.9    Litigation. There are no Actions by or before any Governmental Authority pending or, to the Knowledge of Acquiror, threatened against Acquiror or Subs that would reasonably be expected to have an Acquiror Material Adverse Effect.

Section 4.10    Tax

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect: (i) all Tax Returns required to be filed by, or on behalf of, Acquiror or any of its Subsidiaries have been filed when due and are true, correct and complete in all material respects, (ii) Acquiror and its Subsidiaries have paid all Taxes due and payable, (iii) there are no ongoing or, to the Knowledge of the Acquiror, threatened examinations or audits of any Tax Returns of Acquiror or any of its Subsidiaries by any applicable federal, state, local or foreign Governmental Authority, and (iv) there are no Encumbrances for material Taxes, other than Encumbrances for Taxes described in the definition of Permitted Encumbrances, upon any of the assets of Acquiror or any of its Subsidiaries.

(b)    None of Acquiror or any of its Subsidiaries has knowingly taken any action nor does it know of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 4.11    Acquiror SEC Documents; Financial Statements.

(a)    All statements, reports, schedules, forms and other documents (including amendments, exhibits and all other information incorporated by reference therein) required to have been filed or furnished by Acquiror with the SEC since January 1, 2020 (the “Acquiror SEC Documents”) have been so filed or furnished with the SEC on a timely basis. As of their respective filing dates (or, if amended or superseded by a filing prior to the date hereof, then on the date of such later filing), (i) each of the Acquiror SEC Documents complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder and the listing requirements and corporate governance rules and regulations of the New York Stock Exchange, each as in effect on the date such Acquiror SEC Documents was filed and (ii) none of the Acquiror SEC Documents (as amended or superseded by any amendment or superseding filing prior to the date hereof) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of Acquiror has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to the Acquiror SEC Documents. Neither Acquiror nor, to the Knowledge of Acquiror, any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(b)    The consolidated financial statements of Acquiror (including all related notes and schedules) included in the Acquiror SEC Documents (i) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as described therein or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), (ii) fairly presented in all material respects the consolidated financial position of Acquiror and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown in accordance with GAAP (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end audit adjustments and subject to restatements filed with the SEC prior to the date of this Agreement) and (iii) have been prepared from, and are in accordance with, the books and records of Acquiror and its consolidated Subsidiaries in all material respects.

(c)    Acquiror maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. Acquiror has evaluated the effectiveness of its internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Acquiror SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. The Acquiror’s principal executive officer and its principal financial officer have disclosed, based on the most recent evaluation of internal control over financial reporting prior to the date of this Agreement, to the Acquiror’s auditors and the audit committee of the Acquiror’s board of directors (and made available to the Company a summary of the significant aspects of such disclosure, if any) (i) all known “significant deficiencies” or “material weaknesses” (within the meaning of Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Acquiror’s ability to record, process, summarize and report financial information and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in Acquiror’s internal control over financial reporting.

(d)    Acquiror maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to provide reasonable assurance that information concerning the Company that could have a material effect on the financial statements is reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(e)    To the Knowledge of Acquiror, there are no SEC inquiries or investigations, other inquiries or investigations by Governmental Authorities or internal investigations pending or threatened, in each case regarding any accounting practices of Acquiror or any of its Subsidiaries or any malfeasance by any director or executive officer of Acquiror or any of its Subsidiaries.

Section 4.12    Absence of Certain Developments. Since March 31, 2021, no change, event or condition (whether or not covered by insurance) has occurred that, individually or in the aggregate with any other changes, events or conditions, has resulted in, or would reasonably be expected to result in, an Acquiror Material Adverse Effect.

Section 4.13    Capitalization of Acquiror. The authorized capital stock of Acquiror consists of (a) 300,000,000 shares of Acquiror Common Stock, of which 112,031,268 shares were issued and outstanding as of July 23, 2021 and (b) 1,000,000 shares of preferred stock, $1 par value per share, of which no shares were issued and outstanding as of the date hereof. All of the issued and outstanding shares of Acquiror Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and have not been issued in violation of applicable securities law or any preemptive or similar rights.

Section 4.14    Valid Issuance. All shares of Acquiror Common Stock to be issued pursuant to this Agreement will be, when issued in accordance with the terms of this Agreement, (a) duly authorized, validly issued, fully paid and nonassessable and (b) issued in compliance with applicable securities laws and not in violation of any preemptive or similar rights.

ARTICLE V

COVENANTS

Section 5.1    Conduct of Company Business Prior to the Closing. Between the date of this Agreement and the Closing Date (the “Pre-Closing Period”), except as expressly required by this Agreement (including in any of the covenants set forth below), as required by applicable Law or required by COVID-19 Measures, as set forth in Schedule 5.1, or with the prior written consent of Acquiror (which consent, in the case of clause (i) and paragraphs (h), (i) and (r) of clause (ii) below, shall not be unreasonably withheld, conditioned or delayed), (i) the Company shall, and shall cause each of its Subsidiaries, to (a) operate in the Ordinary Course of Business, (b) use commercially reasonable efforts to keep available the services of current officers, employees and consultants of the Company and its Subsidiaries; (c) use commercially reasonable efforts to preserve the current relationships of the Company and its Subsidiaries with customers, suppliers and other Persons with which the Company or any of its Subsidiaries has significant business relations; and (d) use commercially reasonable efforts to keep and maintain the assets and properties of the Company and its Subsidiaries in good repair and normal operating condition, ordinary wear and tear excepted and (ii) the Company shall not, nor shall it permit its Subsidiaries to, do any of the following:

(a)    change or amend its Organizational Documents;

(b)    transfer, issue, sell, pledge, grant, dispose of or otherwise subject to any Encumbrance any Shares or other shares of capital stock or other equity interests or securities of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares, equity interests or securities, or any other ownership interest in the Company or any of its Subsidiaries, except as required in connection with the exercise or vesting of the Options in accordance with their terms as of the date hereof, or amend the terms of any Options or SARs in any material respect;

(c)    declare, set aside, make or pay any dividend or other distribution on or with respect to any of the capital stock or other equity or ownership interest of the Company or its Subsidiaries, except for dividends, distributions or other payments by any direct or indirect wholly owned Subsidiary of the Company to the Company or any other wholly owned Subsidiary of the Company;

(d)    reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly any of the capital stock or other equity interests of the Company or its Subsidiaries, or make any changes in the capital structure of the Company or any of its Subsidiaries;

(e)    merge or consolidate with, or acquire or purchase the capital stock, equity interests or other securities of, or all or a material amount of the assets of, or otherwise acquire the business of, any Person;

(f)    enter into any material new line of business or withdraw from any existing material line of business;

(g)    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(h)    adversely amend, waive or modify in any material respect, or consent to the termination of, any Material Contract (other than periodic or recurring changes to pricing or other economic terms in the Ordinary Course of Business or, except in the case of termination, as otherwise contemplated by the terms of any such Material Contract), or enter into any Contract that imposes material obligations or liabilities on the Company or its Subsidiaries following the Closing that would have been a Material Contract had such Contract been entered into prior to the date of this Agreement other than in the Ordinary Course of Business;

(i)    except as required by the terms of any Plan as in effect on the date hereof: (i) increase the compensation payable or to become payable or the benefits provided to the directors, officers, or Key Employees of the Company or any of its Subsidiaries, other than normal merit and cost-of-living increases in salaries or wages of employees of the Company or any of its Subsidiaries in the Ordinary Course of Business or in connection with promotions made in the Ordinary Course of Business; (ii) grant any material severance, retention, change in control or termination payment to any director, officer, employee or consultant of the Company or any of its Subsidiaries, except to the extent constituting a Transaction Expense paid by the Company; or (iii) establish, adopt, enter into or amend in any material respect any Plan, unless such action with respect to a Plan is required to maintain the tax-qualified status of such Plan, or is required by Law;

(j)    make any change in any method of accounting or accounting practice or policy, except as required by applicable Law or GAAP;

(k)    sell, lease, license, sublicense assign, transfer, grant any security interest in, create any Encumbrance on (other than a Permitted Encumbrance or Encumbrances that will be released at or prior to Closing) or otherwise dispose of any of the Company’s or its Subsidiaries’ material assets or property except sales of products and services to customers in the Ordinary Course of Business and non-exclusive licenses with customers entered into in the Ordinary Course of Business;

(l)    except for arrangements between or among the Company and its Subsidiaries and other than advances to employees for travel and business expenses in the Ordinary Course of Business, make any loans or advances to, or guarantees for the benefit of, any Person;

(m)    make, change or revoke any material Tax election, settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, change any annual Tax accounting period or elect to adopt or change any material method of Tax accounting, file any amended material Tax Return, that in each case would have the effect of materially increasing the liability of the Company and its Subsidiaries for any Taxes for any Tax period (or portion thereof) beginning after the Closing Date;

(n)    incur any Indebtedness other than any Payoff Debt in an amount not to exceed $1,000,000 that will be repaid at or prior to the Closing;

(o)    forgive or cancel any material amount of Indebtedness owed to, or waive any material claim or right held by, the Company or any of its Subsidiaries;

(p)    change or modify in any material respect any of the Company’s or its Subsidiaries’ respective business policies, procedures or practices with respect to credit, collection, payment, inventory accounts receivable or accounts payable;

(q)    pay, discharge, settle, compromise, satisfy or institute any material Action;

(r)    make any capital expenditures in an amount greater than $1,000,000 in the aggregate or commitments therefor, except in accordance with the Company’s current budget set forth on Section 5.1(r) of the Disclosure Schedules; or

(s)    announce an intention, enter into any agreement, or otherwise make a commitment to do or otherwise authorize any of the foregoing.

Notwithstanding anything to the contrary contained herein, the Company and its Subsidiaries may use all available Cash to pay any Transaction Expenses or Payoff Debt prior to Closing.

Section 5.2    Conduct of Acquiror Business Prior to the Closing. During the Pre-Closing Period, except as expressly required by this Agreement (including in any of the covenants set forth below), as set forth in Schedule 5.2, or with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), or except as required by applicable Law or to the extent required by COVID-19 Measures, Acquiror shall not, nor shall it permit its Subsidiaries to, do any of the following:

(a)    split, combine, subdivide, reclassify or take any similar action with respect to the Acquiror Common Stock unless proportionate adjustments are made with respect to the shares of Acquiror Common Stock issuable pursuant to this Agreement;

(b)    adopt a plan or agreement for, or carry out, (i) any complete or partial liquidation, dissolution, restructuring or recapitalization of the Acquiror; or, (ii) to the extent it would reasonably be expected to have a material adverse effect on Acquiror’s ability to consummate the Transactions, any merger, consolidation or other reorganization;

(c)    acquire or agree to acquire in any manner (whether by merger or consolidation, the purchase of an equity interest in or a material portion of the assets of or otherwise) any business or any corporation, partnership, association or other business organization or division thereof, or announce any intention or enter into any agreement with respect to the foregoing, in each case to the extent it would reasonably be expected to have a material adverse effect or otherwise impose a material delay on Acquiror’s ability to consummate the Transactions;

(d)    declare, set aside funds for the payment of or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any shares of the capital stock of Acquiror or make any payments to the stockholders of Acquiror in their capacity as such; provided, however, that Acquiror’s declaration or payment of a quarterly cash dividend in an amount, manner, timing and frequency consistent with Acquiror’s pattern over the 12 months prior to the date hereof shall be an exception to this clause (d);

(e)    make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance funds to, any Person to the extent it would reasonably be expected to have a material adverse effect on Acquiror’s ability to consummate the Transactions; or

(f)    amend the organizational documents of Acquiror in a manner that adversely affects the rights of the Acquiror Common Stock.

Section 5.3    Covenants Regarding Information. From the date hereof until the Closing Date, upon reasonable notice, the Company and its Subsidiaries shall afford the Acquiror and its Representatives reasonable access to the personnel, properties, offices, plants and other facilities, books and records of the Company and its Subsidiaries, and shall furnish the Acquiror with such financial, operating and other data and information as the Acquiror may reasonably request; provided, however, that (x) any such access or furnishing of information shall be conducted at the Acquiror’s expense, during normal business hours, under the supervision of the Company’s personnel and in such a manner as not unreasonably to interfere with the normal operations of the Company and its Subsidiaries and (y) none of the Acquiror or any of its Affiliates shall, directly or indirectly, conduct or cause any invasive sampling or testing with respect to the Owned Real Property or Leased Real Property without the prior written consent of the Company in its sole discretion. Notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its Subsidiaries shall be required to disclose any information to the Acquiror or its Representatives if (i) such disclosure would jeopardize any attorney-client or other legal privilege, (ii) such disclosure would contravene any applicable Laws or binding agreement entered into prior to the date hereof or (iii) such information is pertinent to any litigation in which the Company or any of its Affiliates, on the one hand, and the Acquiror or any of its Affiliates, on the other hand, are adverse parties; provided, in the cases of clauses (i) and (ii), that the Company shall use commercially reasonable efforts to disclose some or all of such information in a manner that does not violate any such Law or obligation or forfeit such privilege.

Section 5.4    Stockholder Consent. Within 24 hours of the execution of this Agreement, the Company shall take all action necessary in accordance with the CA Code and the Company’s certificate or articles of incorporation and bylaws to solicit the written consent of Stockholders to obtain the Company Stockholder Approval and to effect the conversion of all outstanding shares of the preferred stock of the Company into shares of Company Common Stock pursuant to the Company’s articles of incorporation. Subject to receipt of the Company Stockholder Approval, the Company shall take all actions necessary to effect the conversion of all outstanding shares of the preferred stock of the Company into shares of Company Common Stock pursuant to the Company’s articles of incorporation prior to the Effective Time.

Section 5.5    Notification of Certain Matters. Until the Closing, Acquiror shall promptly notify the Company in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Section 6.1 or Section 6.3 of this Agreement becoming incapable of being satisfied. Until the Closing, the Company shall promptly notify Acquiror in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Section 6.1 or Section 6.2 of this Agreement becoming incapable of being satisfied.

Section 5.6    Takeover Statutes. If any state takeover statute or similar Law is or shall become applicable to the Transactions or the Ancillary Agreements, each of the Company and the Acquiror and their respective board of directors shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby or thereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 5.7    Stock Option Plans; Stock Appreciation Rights.

(a)    Prior to the Effective Time, the Company shall take any actions necessary to provide that, subject to consummation of the First Merger, at the Effective Time, each then outstanding Option shall terminate and the holder thereof shall have the right to receive the consideration, if any, set forth in Section 2.10 in respect thereof.

(b)    Prior to the Effective Time, the Company shall take any actions necessary to provide that, subject to consummation of the First Merger, at the Effective Time, each then outstanding SAR shall terminate and the holder thereof shall have the right to receive the consideration as provided for in the Transaction Expenses in respect thereof.

Section 5.8    Employee Benefits.

(a)    Acquiror will provide (or cause to be provided) to each employee of the Company as of the Closing who remains employed by the Surviving Corporation or its Affiliates the following for at least one (1) year post-Closing: (i) (1) base salary or wages; (2) target cash bonus or annual cash incentive opportunity; and (3) target cash long term incentive opportunity that are no less favorable, in each case, than the base salary or wages, target cash bonus or annual cash incentive opportunity and target cash long term incentive opportunity provided to each such employee immediately prior to the Closing; (ii) other employee benefits (excluding equity awards) no less favorable in the aggregate than the employee benefits (excluding equity awards) provided to each employee immediately prior to the Closing and (iii) severance payments and benefits no less favorable than the severance payments and benefits set forth on Schedule 5.8(a) of the Disclosure Schedules (subject to any requirement to provide an effective release of claims satisfactory to the Acquiror). Notwithstanding the foregoing, the provisions of this Section 5.8(a) are not intended to limit the rights of employees of the Company’s business under applicable Law or applicable Plans. Acquiror hereby agrees that, from and after the Closing Date, Acquiror shall (or shall cause the Company) grant to all employees of the Company’s business as of the Closing credit for any service recognized by the Company or other applicable employer whether under the Plans or otherwise prior to the Closing Date for purposes of eligibility, vesting and level of benefits including paid time off and severance benefits under any benefit plan, program or arrangement established, continued or maintained by or on behalf of the Company or other applicable employer on or after the Closing Date (the “New Plans”) to the same extent such service was recognized under a similar Plan, except, in each case, to the extent such treatment would result in duplicative benefits. In addition, Acquiror hereby agrees that Acquiror shall, or shall cause the Company to, use commercially reasonable efforts to (1) waive all pre-existing condition exclusion and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the same extent such conditions were not applicable under any Plan and (2) take into account in the current coverage period any covered expenses incurred on or before the Closing Date by any employee (or covered dependent thereof) of the Company’s business as of the Closing for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Closing Date under any applicable New Plan provided by Acquiror or one of its Affiliates.

(b)    The Acquiror shall, or shall cause the First Step Surviving Corporation or Surviving Corporation, as applicable, to, honor all unused vacation, holiday, sickness and personal days accrued by the employees of the Company and its Subsidiaries under the policies and practices of the Company and its Subsidiaries.

(c)    Acquiror shall, or shall cause the Company to, honor the annual bonus and other cash incentive plans and arrangements of the Company set forth on Schedule 5.8(c) of the Disclosure Schedules for the calendar year in which the Closing occurs and any such bonus and cash incentive amounts payable thereunder shall be calculated and paid to the eligible employees of the Company consistent with the terms of such plans and arrangements and in accordance with the Ordinary Course of Business.

(d)    Promptly following the Closing, Acquiror will grant restricted stock unit awards to a pool of Company employees that is determined in consultation with the Company’s senior management team with a grant date fair market value totaling no less in the aggregate than the amount set forth on Schedule 5.8(c) of the Disclosure Schedules.

(e)    Notwithstanding anything to the contrary in this Agreement, no provision of this Agreement is intended to, or does, (i) constitute the establishment of, or an amendment to, any Plan, any New Plan or any employee benefit plan of Acquiror or its Affiliates, or (ii) give any third party any right to enforce the provisions of this Section 5.8, including with respect to the creation of a guarantee or promise of continued employment to any individual, or the conferring of any rights upon any third party or legal representative thereof under or with respect to any Plan, program or arrangement described in or contemplated by this Agreement, and each such individual or legal representative shall be entitled to look only to the express terms of any such Plan, program or arrangement for his or her rights thereunder.

Section 5.9    Confidentiality. The Acquiror shall, and shall cause its Representatives to, hold in confidence all documents and information furnished to it by or on behalf of any other party to this Agreement in connection with the Transactions pursuant to the terms of the non-disclosure agreement dated April 28, 2021 between the Acquiror and the Company (the “Non-Disclosure Agreement”), which shall continue in full force and effect until the Closing Date, at which time such Non-Disclosure Agreement and the obligations of the Parties under this Section 5.9 shall terminate. If for any reason this Agreement is terminated prior to the Closing Date, the Non-Disclosure Agreement shall nonetheless continue in full force and effect in accordance with its terms.

Section 5.10    Consents and Filings; Further Assurances.

(a)    Each of the Company and the Acquiror agrees to use, and will cause their respective Affiliates to use, reasonable best efforts to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, and to satisfy all of the conditions set forth in ARTICLE VI, including as promptly as practicable following the date of this Agreement (i) negotiating, preparing and filing all forms, registrations and notices and executing all agreements and documents required by applicable Law or order in connection with the execution, delivery, and performance of this Agreement and the Ancillary Agreements and the consummation of the Transactions and (ii) obtaining all consents, approvals or waivers of all Governmental Authorities and other third parties required by applicable Law or order in connection with the execution, delivery, and performance of this Agreement and the Ancillary

Agreements and the consummation of the Transactions. If any Governmental Authority threatens to institute or institutes any Action under any antitrust Law that challenges or affects this Agreement, or seeks to prohibit or enjoin the Transactions (an “Antitrust Action”), the Parties shall exercise their reasonable best efforts to (x) defend or oppose such Antitrust Action, and (y) seek to have lifted or rescinded any injunction or restraining order issued in connection with such Antitrust Action which prohibits or enjoins or otherwise adversely affects the ability of the Parties to consummate the Transactions, in each case until this Agreement is terminated pursuant to ARTICLE VII. Each of the Company and Acquiror will, and will cause their respective Affiliates to, consult and cooperate with each other as to the appropriate timing of all such filings and notifications, furnish (subject to applicable Laws and the preservation of any applicable attorney-client privilege) to each other such necessary information and reasonable assistance as may be requested in connection with the preparation of such filings and notifications, and respond promptly to any requests for additional information made in connection therewith by any Governmental Authority. Each of the Company and Acquiror may, if it reasonably deems it necessary, designate any competitively sensitive material provided to the other Party pursuant to this Section 5.10 as “outside counsel only”. Such materials and information contained therein shall be given only to the outside legal counsel of the recipient Party and will not be disclosed by such outside counsel to Representatives of the recipient Party, unless express written permission is obtained in advance from the Party that is the source of such materials. To the extent permitted under applicable Law, each of the Company and Acquiror will have the right to review in advance all applications, notices, petitions, and filings made or furnished by the other Party or any of its Affiliates in connection with the Transactions.

(b)    Without limiting the generality of the foregoing, the Company and the Acquiror will make all filings and submissions required under the U.S. antitrust Laws with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) within ten (10) Business Days following the date of this Agreement and all other filings and submissions to the applicable Governmental Authorities set forth on the Applicable Antitrust Authorizations Schedule as soon as reasonably practicable following the date of this Agreement and in any event within fifteen (15) Business Days following the date of this Agreement. Subject to applicable Laws and the preservation of any applicable attorney-client privilege, the Company and the Acquiror each shall promptly (i) supply the other with any information which may be required in order to effectuate such filings, (ii) supply any additional information which reasonably may be requested by the FTC or the DOJ, and (iii) make any further filings pursuant thereto that may be necessary, proper or advisable in connection therewith.

(c)    The Parties shall instruct their respective legal counsel to cooperate with each other and shall use reasonable best efforts to facilitate and expedite the identification and resolution of any issues arising under the HSR Act and any other antitrust Law (including those relating to the authorizations from the applicable Governmental Authorities set forth on the Applicable Antitrust Authorizations Schedule) at the earliest practicable dates. Such efforts and cooperation shall include (subject to applicable Laws and the preservation of any applicable attorney-client privilege) each Party’s counsel (i) furnishing to the other Party such necessary information and reasonable assistance as such Party may request in connection with the foregoing, (ii) keeping each other appropriately informed of communications from and to personnel of the reviewing Governmental Authorities (including promptly providing the other Party with copies of all written communications with any Governmental Authority, to the extent permitted under applicable Law), and (iii) conferring with each other regarding appropriate contacts with and response to personnel of such Governmental Authorities and the content of any such contacts or presentations. Neither the Company nor Acquiror shall participate in any meeting or discussion with any Governmental Authority with respect to any such filings, applications, investigation, or other inquiry without giving the other Party prior notice of the meeting or discussion and, to the extent permitted by the relevant Governmental Authority, the opportunity to attend and participate in such meeting or discussion (which, at the request of either the Company and Acquiror, shall be limited to outside antitrust counsel only). The Company and Acquiror shall consult and cooperate with, consider in good faith the views of and incorporate the comments of each other in advance in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, proposals, white papers or other written materials to be submitted to any Governmental Authority regarding the Transactions by or on behalf of such Party. Each of the Company and Acquiror shall consult with the other and consider in good faith the views of the other prior to entering into any agreement, arrangement, undertaking or understanding (oral or written) with any Governmental Authority relating to any antitrust Law with respect to the Merger or the other transactions contemplated hereby; provided, that the final determination as to the appropriate course of action shall be made by Acquiror.

(d)    Each Party shall respond as promptly as reasonably practicable and advisable to any inquiries or requests for information and documentary material received from any Governmental Authority in connection with any antitrust or competition matters related to the Transactions. The Company shall not, but Acquiror may if it determines in its good faith judgment (after consulting in advance with the Company and in good faith taking the Company’s views into account) that the taking of such action would enhance the likelihood of obtaining any necessary Governmental Authority approval by the Termination Date, extend any waiting period or agree to refile under the HSR Act or any other antitrust Law.

(e)    Acquiror shall be responsible for the payment of all filing fees in connection with any filing made with any Governmental Authority pursuant to this Section 5.10. Each Party shall be responsible for its own out-of-pocket fees, costs and expenses incurred in connection with any and all applications, notices, petitions, and filings with any Governmental Authority, including any fees, costs, or expenses incurred in connection with any requests of any Governmental Authority for additional information and documents, including information or documents requested under the HSR Act.

Section 5.11    Directors’ and Officers’ Indemnification.

(a)    The Acquiror agrees that all rights to indemnification or exculpation existing as of the date of this Agreement in favor of the directors and officers of the Company or any of its Subsidiaries, as provided in the indemnification agreements between the Company and its directors and officers (in the form made available to Acquiror) or in the certificate or articles of incorporation, bylaws or other similar governing documents of the Company or any of its Subsidiaries made available to the Acquiror, shall survive the Closing and shall continue in full force and effect for a period of not less than six years and that the Company and its Subsidiaries will perform and discharge the obligations to provide such indemnity and exculpation after the Closing; provided, however, that all rights to indemnification and exculpation in respect of any

Action arising out of or relating to matters existing or occurring at or prior to the Closing Date and asserted or made within such six-year period shall continue until the final disposition of such Action. For a period of not less than six years from and after the Closing, the Acquiror shall not, and shall cause each of its Subsidiaries (including the Company) not to, except as required by applicable Law, amend, repeal or otherwise modify the indemnification provisions of the Company’s certificate or articles of incorporation, bylaws or other similar governing documents as in effect on the date of this Agreement in any manner that would adversely affect the rights thereunder of individuals who at the Closing were directors or officers of the Company or its Subsidiaries. Notwithstanding anything to the contrary in the certificate or articles of incorporation, bylaws or other similar governing documents of the Acquiror, the Company, the Surviving Corporation or any of their respective Subsidiaries, (i) no exculpation or other provision in the certificate or articles of incorporation, bylaws or other similar governing documents of the Acquiror, the Company, the Surviving Corporation or any of their respective Subsidiaries shall be deemed to exculpate any such person from its obligations under this Agreement and (ii) no person shall be entitled to indemnification or reimbursement or advancement of expenses under any provision of the certificate or articles of incorporation, bylaws or other similar governing documents of the Acquiror, the Company, the Surviving Corporation or any of their respective Subsidiaries for any matter constituting a breach of the Company’s representations, warranties or covenants set forth in this Agreement where such person participated in or had actual knowledge of such breach at the time of such breach.

(b)    The Acquiror covenants, for itself and its Affiliates, successors and assigns, that it and they shall not institute any Action in any court or before any administrative agency or before any other tribunal against any of the current directors of the Company and its Subsidiaries, in their capacity as such, with respect to any liabilities, actions or causes of action, judgments, claims or demands of any nature or description (consequential, compensatory, punitive or otherwise), in each such case to the extent resulting from their approval of this Agreement or the Transactions.

(c)    In the event the Acquiror, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, Acquiror shall make proper provision so that the successors and assigns of Acquiror or the Company, as the case may be, shall assume the obligations set forth in this Section 5.11.

(d)    The provisions of this Section 5.11 shall survive the consummation of the Closing and continue for the periods specified herein. This Section 5.11 is intended to benefit the directors and officers of the Company and its Subsidiaries and any other Person or entity (and their respective heirs, successors and assigns) referenced in this Section 5.11 or indemnified hereunder, each of whom may enforce the provisions of this Section 5.11 (whether or not parties to this Agreement). Each of the Persons referenced in the immediately preceding sentence are intended to be third party beneficiaries of this Section 5.11.

Section 5.12    Transfer Taxes. Any and all transfer, sales, use, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes (“Transfer Taxes”) that become payable in connection with the Transactions shall be borne one-half by Acquiror and one-half by the Stockholders and holders of Options as Transaction Expenses hereunder (such obligations of the Stockholders and holders of Options, the “Seller Transfer Taxes”). Acquiror shall prepare and timely file all Tax Returns and change of ownership and similar statements required to be filed with respect to Transfer Taxes and the Parties will cooperate in the execution of such Tax Returns and other documentation.

Section 5.13    R&W Insurance. The Company and its Affiliates shall use commercially reasonable efforts to cooperate with any effort by Acquiror or any of its Subsidiaries to obtain an R&W Insurance Policy prior to the Closing, including, subject to and in accordance with Section 5.3(a), providing reasonable access to the personnel, properties, offices, plants and other facilities, books and records of the Company to the extent reasonably requested by Acquiror to facilitate obtaining an R&W Insurance Policy, including in support of the underwriter’s due diligence. Without limiting the foregoing, if Acquiror or any of its Subsidiaries obtains an R&W Insurance Policy prior to the Closing, Acquiror or such Subsidiary of Acquiror will cause the Insurer under the R&W Insurance Policy to waive all rights of subrogation against the Stockholders and shall use commercially reasonable efforts to cause the Insurer under the R&W Insurance Policy to waive all rights of subrogation against the other Stockholder Released Parties, except in each case in the case of Fraud committed by such Stockholder or, if applicable, such Stockholder Released Party, and will not amend such waiver in the R&W Insurance Policy in a manner that is adverse to any Stockholder or, if applicable, such Stockholder Released Party, without such person’s express prior written consent.

Section 5.14    Facility Closings; Employee Layoffs. For a period of ninety (90) days after the Closing Date, neither the Acquiror nor the First Step Surviving Corporation nor the Surviving Corporation will, and neither will permit any of the First Step Surviving Corporation’s Subsidiaries or the Surviving Corporation’s Subsidiaries to, terminate employees of the Company or any of its Subsidiaries, as part of a facility closing or reduction in force, except in full compliance with all requirements of the WARN Act, as applicable. The Acquiror, the First Step Surviving Corporation and the Surviving Corporation will, and will cause the First Step Surviving Corporation’s Subsidiaries and the Surviving Corporation’s Subsidiaries to, comply with any and all applicable notice or filing requirements under the WARN Act, and will indemnify and hold harmless the Stockholder Parties from any liabilities, losses, damages, obligations, costs or expenses, arising as a result of or related to, in whole or in part, the Acquiror’s, the First Step Surviving Corporation’s or the Surviving Corporation’s actions or omissions under the WARN Act occurring on or after the Closing Date.

Section 5.15    Contact with Business Relations. Without limiting the provisions of Section 5.3, Acquiror and Subs acknowledge that they are not authorized to, and agree that they will not, and they will not permit any of their Affiliates to, contact any officer, director, employee, customer, supplier, distributor, service provider, lessee, lessor or other material business relation of the Company or its Subsidiaries (except for the individuals listed on Schedule 5.15) prior to the Closing with respect to the Company, its Subsidiaries, their businesses and the Transactions, in each case, without receiving the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed); provided that the foregoing is not intended to prohibit or impair any communications or activities undertaken by Acquiror in the Ordinary Course of Business.

Section 5.16    Stockholder Communications and Solicitations.

(a)    Promptly following the execution of this Agreement (but in no event later than twenty (20) Business Days following such execution, subject to extension for any review cycle by Acquiror), the Company shall prepare and cause to be distributed to each Stockholder that has not executed and delivered a Stockholder Consent and Agreement, an information statement (together with any amendments thereof or supplements thereto, the “Information Statement”) in the form and substance as required by the CA Code and reasonably acceptable to Acquiror, which shall include (i) notification of approval of the Merger by the board of directors of the Company, (ii) information regarding the availability of appraisal rights, (iii) a copy of, and a summary of the material terms of, this Agreement, (iv) the recommendation by the board of directors of the Company that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger, (v) a solicitation of the recipient stockholders to execute the Stockholder Consents and Agreements, (vi) such disclosure concerning the transactions contemplated hereby, including the Merger, and the material terms thereof and any other relevant matters as the Company, in reasonable consultation with Acquiror, deems necessary to disclose to such Stockholders and (vii) such information as shall be appropriate to ensure that the issuance of Acquiror Common Stock as contemplated by this Agreement qualifies for the exemption from registration under the Securities Act pursuant to Rule 506 of Regulation D thereunder. Acquiror shall be provided with a reasonable opportunity to review and comment on the Information Statement, which shall be subject to the Acquiror’s reasonable prior approval, and shall cooperate with the Company in the preparation of the Information Statement and promptly provide information regarding Acquiror and Subs required to be disclosed therein that is reasonably requested by the Company, if any. Other than with respect to such information provided by Acquiror, the Company shall be solely responsible for the preparation, form and substance of the Information Statement.

(b)    Other than with respect to information provided by Acquiror in writing for use therein, for which Acquiror shall be solely responsible, the Company shall ensure that the information in the Information Statement will not, on the date the Information Statement is first distributed to any Stockholder, contain any statement that is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading.

(c)    The Company shall use commercially reasonable efforts to cause the Stockholders to provide to Acquiror in advance of the Closing Date (i) properly completed and duly executed Suitability Documentation and any other documentation reasonably requested by Acquiror to allow Acquiror to determine whether such Stockholders are Qualified Holders and (ii) duly executed Stockholder Consents and Agreements.

Section 5.17    Shares of Acquiror Common Stock; Shelf Registration.

(a)    Restrictions on Acquiror Common Stock.

(i)    The Acquiror Common Stock issued pursuant to the terms of this Agreement (the “Registrable Securities”) will be issued in a transaction exempt from registration under the Securities Act (by reason of Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act) and therefore may not be re-offered or resold other than in conformity with the registration requirements of the Securities Act and such other applicable rules and regulations or pursuant to an exemption therefrom. The Acquiror Common Stock to be issued pursuant to the terms of this Agreement will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be offered, sold, pledged, assigned or otherwise transferred unless (A) a registration statement with respect thereto is effective under the Securities Act and any applicable state securities laws or (B) an exemption from such registration exists and Acquiror receives an opinion of counsel, which counsel and opinion are reasonably satisfactory to Acquiror, that such securities may be offered, sold, pledged, assigned or transferred in the manner contemplated without an effective registration statement under the Securities Act or applicable state securities laws. The Acquiror Common Stock issued hereunder shall, if certificated, bear an appropriate legend (or if held in book entry form, will be noted) with respect to such restrictions. Promptly following the date which is 12 months after the Closing Date, Acquiror will direct its transfer agent and registrar to remove any restrictive legend (or notation if in book form), as well as any application thereof, on the Acquiror Common Stock issued hereunder to the extent resulting from issuance in a transaction exempt from registration under the Securities Act.

(ii)    Notwithstanding the foregoing, any Qualified Holder may transfer shares of Acquiror Common Stock received in the Merger in a transaction that does not constitute an “offer” or “sale” under the Securities Act (A) to an Affiliate of such Qualified Holder, (B) if the Qualified Holder is an individual, to an immediate family member or trust for the benefit of such Qualified Holder or one or more of such Qualified Holder’s immediate family members, (C) pursuant to the laws of testamentary or intestate succession or otherwise involuntarily transferred by operation of law or (D) if the Qualified Holder is a partnership, corporation, or limited liability company, to any one or more partners, stockholders or members thereof; provided, however, that (x) such Qualified Holder shall give Acquiror written notice prior to the time of such transfer stating the name and address of the transferee and identifying the shares being transferred to the transferee and (y) if reasonably requested by Acquiror, such transferee shall agree in writing, in form and substance reasonably satisfactory to Acquiror, to be bound by the provisions of this Section 5.17(a) and provide any other documents reasonably required by Acquiror’s transfer agent to effectuate such transfer. Any such transfer of such shares pursuant to this Section 5.17(a)(ii) is referred to as a “Permitted Transfer,” and any such transferee of shares pursuant to this Section 5.17(a)(ii) is referred to herein as a “Permitted Transferee.” The plan of distribution in the Prospectus Supplement shall provide that Permitted Transferees shall, by virtue of receiving Registrable Securities in a Permitted Transfer, be deemed to be a selling stockholder under the Registration Statement and the Prospectus. Acquiror shall also include disclosure in the plan of distribution in the Prospectus Supplement that Permitted Transfers to Permitted Transferees will be transfers covered by the Registration Statement.

(b)    Shelf Registration. Promptly following the Closing (and in any event within 15 days thereafter), Acquiror shall file with the SEC a prospectus supplement (the “Prospectus Supplement”) to the base prospectus (together with any amendments, supplements or successor thereto, including the Prospectus Supplement, the “Prospectus”) forming part of its registration statement on Form S-3 (File No. 333-230425) (including any amendments, supplements or successor thereto, the “Registration Statement”) covering the resale on a continuous basis of all of the Registrable Securities and thereafter shall use commercially reasonable efforts to maintain the effectiveness of the Prospectus and the Registration Statement until the date that is twelve (12) months following the Closing Date, or such earlier time as all of the shares of Acquiror Common

Stock initially covered by such Registration Statement (i) have been sold pursuant to such Registration Statement, (ii) no longer constitute Registrable Securities, (iii) cease to be outstanding or (iv) bear no restrictive legend (or notation if in book form), as well as any application thereof, to the extent resulting from issuance in a transaction exempt from registration under the Securities Act (such period, the “Registration Period”). Without limiting the foregoing, in the event that either the Prospectus or the Registration Statement is no longer effective at any point during the Registration Period, Acquiror shall use its reasonable best efforts to implement and maintain as promptly as practicable an effective registration under the Securities Act for the resale of the Registrable Securities.

(c)    Holders of Registrable Securities. As a condition to its obligations under Section 5.17(b), Acquiror may require each Holder of Registrable Securities as to which any registration is being effected to (i) furnish Acquiror with such information regarding such Person that is necessary to satisfy the disclosure requirements relating to the registration and the distribution of such securities under the Securities Act and the rules and regulations promulgated thereunder as Acquiror may from time to time reasonably request in writing, including properly completed and executed Suitability Documentation, and (ii) promptly notify Acquiror in writing of any changes in the information set forth in the applicable Registration Statement after it is prepared regarding the Holder of Registrable Securities. The Registration Statement and Prospectus shall only include the Registrable Securities of Qualified Holders for whom Acquiror has received properly completed Suitability Documentation on or before the third Business Day prior to the Closing Date. None of the information supplied (or to be supplied) by or on behalf of any of the Holders of Registrable Securities for inclusion or incorporation by reference in the Registration Statement or Prospectus will, at the time the portion of the Registration Statement relating to the resale of the Registrable Securities is deemed to become effective under the Securities Act (or with respect to any post-effective amendments or supplements thereto, at the time such post-effective amendments or supplements become effective under the Securities Act), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. For the purposes of this Section 5.17, a “Holder of Registrable Securities” refers solely to a Qualified Holder (or any Permitted Transferee) that is a holder of Registrable Securities as of or following the Closing Date.

(d)    Blackout Periods. Acquiror may, by written notice (which notice need not disclose the reason for the action) to the Stockholder Representative, (i) delay the filing of the Prospectus Supplement or (ii) suspend the Registration Statement and/or require that the Holders of Registrable Securities immediately cease sales of shares pursuant to the Registration Statement in the event that (1) Acquiror is engaged in any activity or transaction or preparations or negotiations for any activity or transaction that Acquiror desires to keep confidential for business reasons, if Acquiror determines in good faith that the public disclosure requirements imposed on Acquiror under the Securities Act in connection with the Registration Statement would require at that time disclosure of such activity, transaction, preparations or negotiations and such disclosure could result in imminent and material harm to Acquiror or (2) any other event occurs that makes any statement of a material fact made in the Registration Statement, including any document incorporated by reference therein, untrue or that requires the making of any additions or changes in the Registration Statement in order to make the statements therein not misleading; provided, that Acquiror may not postpone the filing of the Prospectus Supplement or suspend the

Registration Statement pursuant to this Section 5.16(d) for more than thirty (30) days in any ninety (90) day period during the Registration Period (it being understood and agreed that, during any such postponement or suspension, Acquiror shall (w) use good faith efforts to limit the duration of any such postponement or suspension period, (x) use commercially reasonable efforts to prepare and file with the SEC such amendments and supplements to the Registration Statement or the Prospectus as may be reasonably necessary to keep the Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by the Registration Statement, (y) not register any securities for sale by Acquiror (other than in connection with a Registration Statement on Form S-8) or for resale by any other securityholders and (z) suspend the usage of all other then-effective registration statements and related prospectuses (other than in connection with a Registration Statement on Form S-8 registering securities for sale by Acquiror)). If Acquiror suspends the Registration Statement and requires the Holders of Registrable Securities to cease sales of shares pursuant to this Section 5.17(d), Acquiror shall, as promptly as reasonably practicable following the termination of the circumstance which entitled Acquiror to do so, take such actions as may be reasonably necessary to file or reinstate the effectiveness of such Registration Statement and give written notice to the Stockholder Representative authorizing all Holders of Registrable Securities to resume sales pursuant to such Registration Statement. If as a result thereof the Prospectus has been amended to comply with the requirements of the Securities Act, Acquiror shall enclose such revised Prospectus with the notice to the Stockholder Representative given pursuant to this Section 5.16(d), and the Holders of Registrable Securities shall make no offers or sales of shares pursuant to the Registration Statement other than by means of such revised Prospectus. Acquiror need not specify the nature of the event giving rise to any delay or suspension in any notice to Holders of Registrable Securities. For the avoidance of doubt, the restrictions in this paragraph shall be in addition to any normal quarterly blackouts that may apply to directors, officers and employees of Acquiror following the Closing pursuant to Acquiror’s insider trading policies (but only to the extent a Qualified Holder is subject to such inside trading policies).

(e)    Certain Acquiror Undertakings.

(i)    For so long as the shares of Acquiror Common Stock issued pursuant to the terms of this Agreement constitute “restricted securities” within the meaning of Rule 144 under the Securities Act, Acquiror shall use commercially reasonable efforts to assist Qualified Holders and their Permitted Transferees in the removal of legends in connection with resales or other distributions of Acquiror Common Stock, including commercially reasonable efforts to assist Qualified Holders and their Permitted Transferees in obtaining an opinion of counsel supporting legend removal in connection with any such resales or other distributions, to the extent that the shares of Acquiror Common Stock issued pursuant to the terms of this Agreement are (i) registered for resale under the Registration Statement (or another effective registration statement covering the resale of such Acquiror Common Stock), (ii) transferable pursuant to Rule 144 under the Securities Act or (iii) transferable under another applicable exemption under applicable Law (in each case subject to any other restrictions on transfer imposed under the Ancillary Agreements). In addition, with a view to making available to Qualified Holders and their Permitted Transferees the benefits of Rule 144 under the Securities Act and any other rule or regulation of the SEC that may at any time permit a Qualified Holder or their Permitted Transferees to sell shares of Acquiror Common Stock issued pursuant to this Agreement to the public without registration, beginning on the Closing Date until the end of the Registration

Period, Acquiror shall use commercially reasonable efforts to (x) make and keep available adequate current public information, as those terms are defined in Rule 144 under the Securities Act, and (y) file with the SEC in a timely manner all reports and other documents required to be filed by Acquiror under the Exchange Act.

(ii)    Acquiror shall defend and indemnify each Qualified Holder and its Permitted Transferees in respect of, and hold each Qualified Holder and its Permitted Transferees harmless against and will compensate and reimburse each Qualified Holder and its Permitted Transferees for, any and all Losses incurred or suffered by any Qualified Holder and its Permitted Transferees as a result of a claim by an unaffiliated third party who purchased shares of Acquiror Common Stock from such Qualified Holder or its Permitted Transferee that (A) the registration statement, prospectus or prospectus supplement failed to comply as to form in all material respects with the requirements of the Securities Act and any other applicable Law or (B) the registration statement, prospectus or prospectus supplement contained an untrue statement of a material fact or omitted any material fact necessary in order to make the statements made therein not misleading in the light of the circumstances under which they were made; provided, that Acquiror shall not be responsible to any Qualified Holder or its Permitted Transferee for any statements or omissions made in reliance on and in conformity with information relating to such Qualified Holder or its Permitted Transferee furnished in writing to Acquiror by such Qualified Holder or its Permitted Transferee specifically for inclusion in such registration statement, prospectus or prospectus supplement.

(f)    Stock Exchange Listing. Acquiror will, to the extent required by the rules and regulations of the New York Stock Exchange, prepare and submit to the New York Stock Exchange a Supplemental Listing Application for the listing of the shares of Acquiror Common Stock to be issued as Merger Consideration, and use its reasonable best efforts to cause such shares of Acquiror Common Stock to be approved for listing on the New York Stock Exchange prior to the Effective Time, subject to official notice of issuance.

(g)    Responsibility for Expenses. All of the expenses incurred by Acquiror in connection with the Registration Statement and the Prospectus, including all SEC fees, blue sky registration and filing fees, listing notices and filing fees, printing fees and expenses, transfer agents’ and registrars’ fees and expenses and all fees and expenses of Acquiror’s outside counsel and independent accountants of Acquiror, shall be paid by Acquiror. For the avoidance of doubt, Acquiror shall not be responsible for any expenses of any Holder of Registrable Securities (including any broker’s fees or commissions or fees or expenses of outside counsel or independent accountants), or to the extent incurred prior to the Closing, the Company, in each case, in connection with the Registration Statement or otherwise under this Agreement.

(h)    Third Party Beneficiaries. The provisions of this Section 5.17 shall survive the consummation of the Closing and continue for the periods specified herein. This Section 5.17 is intended to benefit each of the Qualified Holders and their Permitted Transferees (and their respective heirs, successors and assigns), each of whom may enforce the provisions of this Section 5.17 (whether or not parties to this Agreement). Each of the Persons referenced in the immediately preceding sentence are intended to be third party beneficiaries of this Section 5.17.

Section 5.18    Financing and Financing Cooperation.

(a)    Each of Acquiror and Subs shall use its reasonable best efforts to take (or cause to be taken) all actions, and to do (or cause to be done) all things necessary, proper or advisable to consummate and obtain the proceeds of the Debt Financing contemplated by the Debt Financing Commitments on the terms and conditions described in the Debt Financing Commitments (including any flex provisions applicable thereto), including using reasonable best efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions (including, if applicable, the flex provisions) contained therein or on other terms not materially less favorable, in the aggregate, to Acquiror than those contained in the Debt Financing Commitments (as determined in the reasonable judgment of Acquiror) and not in violation of this Section 5.18(a) (including clauses (A)-(C) below), (ii) satisfy (or, if deemed advisable by Acquiror, seek a waiver of) on a timely basis all conditions applicable to Acquiror and Subs in the Debt Financing Commitments and otherwise comply with its obligations thereunder and pay related fees and expenses on the Closing Date or otherwise as and when due and payable, (iii) maintain in effect the Debt Financing Commitments in accordance with the terms thereof (except for amendments and supplements not prohibited by this Section 5.18(a)) until the Transactions are consummated or this Agreement is terminated in accordance with its terms, and (iv) enforce its rights under the Debt Financing Commitments in the event of a breach by any counterparty thereto. Acquiror shall have the right from time to time to amend, supplement, amend and restate or modify the Debt Financing Commitments; provided, that any such amendment, supplement, amendment and restatement or other modification shall not, without the prior written consent of the Company (A) add new (or adversely modify any existing) conditions precedent to the Debt Financing as set forth in the Debt Financing Commitments as in effect on the date hereof, (B) reduce the aggregate amount of the Debt Financing Commitments (including by changing the amount of fees to be paid or original issue discount of the Debt Financing as set forth in the Debt Financing Commitments) in a manner that would adversely impact the ability of Acquiror to consummate the Merger or that would otherwise be expected to delay or impede the Merger or that would result in the inability of Acquiror to make the representation set forth in the last sentence of Section 4.6 after giving effect to any such reduction or (C) otherwise be reasonably expected to (1) prevent, impede or delay the consummation of the Merger and the other Transactions, (2) make the funding of the Debt Financing as set forth in the Debt Financing Commitments less likely to occur or (3) adversely impact the ability of Acquiror or Subs to enforce their rights against the other parties to the Debt Financing Commitments or the definitive agreements with respect thereto. For the avoidance of doubt, Acquiror may amend, supplement, amend and restate, modify or replace the Debt Financing Commitments as in effect at the date hereof (x) to add or replace lenders, arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitments as of the date of this Agreement or (y) to increase the amount of indebtedness contemplated by the Debt Financing Commitments (provided that, when and to the extent drawn, the borrowing of such commitments as so increased would not result in the Acquiror and Subs, on a consolidated basis, failing to be Solvent). For purposes of this Agreement, (i) references to “Debt Financing” shall include (a) the financing contemplated by the Debt Financing Commitments (including any flex provisions applicable thereto) as permitted to be amended, supplemented, replaced, substituted or modified by this Section 5.18(a) (and, if applicable, shall include any Alternative Financing used to satisfy the obligations under this Agreement) and (b) one or more debt securities, credit facility or capital markets financings, including any issuance of equity or equity-linked securities, to be issued or incurred in addition to or in lieu of the financing contemplated by the Commitment Letter, and (ii) references to “Debt Financing Commitments”

shall include such documents as permitted to be amended or modified by this Section 5.18(a) (and, if applicable, shall include any commitments in respect of Alternative Financing). Acquiror shall (X) give the Company prompt notice of any material breach or default by any party to the Debt Financing Commitments or any Alternative Financing, in each case of which Acquiror has become aware, and any purported termination or repudiation by any party of the Debt Financing Commitments or any Alternative Financing, in each case of which Acquiror has become aware, or upon receipt of written notice of any material dispute or disagreement between or among the parties to the Debt Financing Commitments or any Alternative Financing and (Y) otherwise keep the Company reasonably informed of the status of Acquiror’s efforts to arrange the Debt Financing upon the Company’s reasonable request. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) contemplated in the Debt Financing Commitments, but alternative facilities are available on terms and conditions substantially similar to the Debt Financing Commitments, Acquiror shall use its reasonable best efforts to promptly arrange to obtain alternative financing (“Alternative Financing”) from alternative sources in an amount sufficient to consummate the Transactions; provided, that Acquiror shall use reasonable best efforts to ensure that the terms of such Alternative Financing do not expand upon the conditions precedent or contingencies to the funding of the Debt Financing on the Closing Date as set forth in the Commitment Letter in effect on the date of this Agreement or otherwise include terms (including any “flex” provisions) that would reasonably be expected to prevent, impede or materially delay the consummation of the Transactions. In addition, Acquiror shall have the right to substitute the net cash proceeds received by Acquiror after the date hereof and prior to the Closing from consummated offerings or other incurrences of debt (including notes) or equity securities by Acquiror for all or any portion of the Debt Financing by reducing commitments under the Commitment Letter; provided, that (v) to the extent any such debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earlier of the consummation of the Transactions on the Closing Date, the termination of this Agreement or the Termination Date as applicable, (w) such offering or other incurrence of debt does not result in a breach or default under, or violation of, the Commitment Letter, (x) the debt instruments governing any such offering or other incurrence of debt would not be violated by the execution and delivery of the definitive documentation governing the Debt Financing or the Alternative Financing, or the incurrence of the Debt Financing or the Alternative Financing thereunder, (y) the aggregate amount of the Debt Financing committed under the Commitment Letter following such reduction, together with other cash and cash equivalents available to Acquiror, is sufficient to pay all amounts required to be paid in connection with the Transactions and (z) Acquiror promptly notifies the Company of such substitution and reduction. If commitments under the Commitment Letter have been reduced to zero in connection with the preceding sentence, the obligations of the Company and its Subsidiaries pursuant to Section 5.18(b) shall no longer be in effect. Further, Acquiror shall have the right to substitute commitments in respect of other debt financings for all or any portion of the Debt Financing from the same and/or alternative bona fide financing sources so long as (u) such other debt financing does not result in a breach or default under, or violation of, the Commitment Letter (to the extent it remains in effect following such substitution), (v) the debt instruments governing any such other debt financings would not be violated by the execution and delivery of the definitive documentation governing the Debt Financing or the Alternative Financing, or the incurrence of the Debt Financing or the Alternative Financing thereunder, (w) the aggregate amount of the Debt Financing, is, together with other cash and cash equivalents available to the Acquiror, at least equal to what it was immediately prior to the substitution of such commitments and in any event is sufficient to pay all amounts required to be paid in connection with the Transactions, (x) all conditions precedent to effectiveness of definitive documentation for such debt financing have been satisfied and the conditions precedent to funding of such financing are, in respect of certainty of funding, equivalent to (or more favorable to Acquiror than) the conditions precedent set forth in the Commitment Letter, (y) such substitution would not reasonably be expected to delay or prevent or make less likely the funding of the Debt Financing or such other debt financing on the Closing Date and (z) prior to funding of any loans thereunder, the commitments in respect of such debt financing are subject to restrictions on assignment that are in the aggregate substantially equivalent to or more favorable to the Company that the corresponding restrictions set forth in the Commitment Letter, to supplement or replace the Debt Financing. True, correct and complete copies of each amendment or modification to the Commitment Letter relating thereto and documents with respect to each alternative or substitute financing commitment in respect thereof (each, a “New Debt Commitment Letter”), together with all related fee letters (solely in the case of the fee letter, with only the fee amounts, dates, pricing caps, the economic elements of “market flex” and other economic terms redacted) (each, a “New Fee Letter”), will be promptly provided to the Company (and drafts thereof shall be made available to the Company prior to any such substitution). In the event any New Debt Commitment Letter is obtained that complies with the provisions of this Section 5.18 regarding amendments or modifications to the Commitment Letter and regarding documents with respect to alternative or substitute financing commitments, (i) any reference in this Agreement to the “Debt Financing” shall include the debt financing contemplated by the Commitment Letter as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the “Commitment Letter” shall be deemed to include the Commitment Letter which is not superseded by a New Debt Commitment Letter at the time in question and each New Debt Commitment Letter to the extent then in effect, and (iii) any reference in this Agreement to “fee letter” shall be deemed to include any fee letter relating to the Commitment Letter that is not superseded by any New Debt Commitment Letter at the time in question and to each New Debt Commitment Letter to the extent then in effect.

(b)    The Company shall provide, shall cause its Subsidiaries to provide, and shall use its commercially reasonable efforts to cause their respective Representatives to provide, on a timely basis all cooperation reasonably requested by Acquiror as is relevant and customary for transactions of this type in connection with the applicable Debt Financing, including (i) furnishing (A) the audited consolidated financial statements required to be delivered under Section 5.22; and (B) the unaudited consolidated financial statements required to be delivered under Section 5.22 and (C) such other historical financial statements, schedules, other historical financial data or other information regarding the Company and its Subsidiaries (in the case this Clause (C) to the extent any such information already exists at the date of determination and does not have to be newly created by the Company and its Subsidiaries) reasonably requested by Acquiror or the Financing Sources to consummate the Debt Financing and customarily included in marketing materials for senior credit facilities or debt securities offering transactions; (ii) furnishing the report of the Company’s independent accountants on the most recently available audited consolidated financial statements of the Company and its Subsidiaries and using commercially reasonable efforts to obtain the consent of such accountants to the use of such report in accordance with the accountants’ normal custom and practice and using commercially reasonable efforts to cause such accountants to provide customary comfort letters (including “negative assurance” comfort) consistent with the accountants’ normal practice to the underwriters, initial purchasers or placement agents, as applicable (with drafts of such letters to be provided upon reasonable request), in connection with any such financing and using commercially reasonable efforts to cause such accountants to provide customary assistance with due diligence activities relating to any such financing; (iii) providing reasonable assistance with the preparation of business projections, customary financing documents and customary offering or marketing materials in connection with the Debt Financing; (iv) providing customary documents and certificates, and taking other actions reasonably requested by Acquiror that are or may be customary in connection with the Debt Financing (including (A) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing providing for the payoff, discharge and termination on the Closing Date of all Payoff Debt and any other Indebtedness contemplated by the Debt Financing to be paid off, discharged and terminated on the Closing Date (and cooperating in the replacement, backstop or cash collateralization of any outstanding letters of credit issued for the account of the Company or any of its Subsidiaries) and (B) consulting with Acquiror in connection with the negotiation of such definitive financing documents and agreements and such other customary documents as may be reasonably requested by Acquiror); (v) providing assistance in the preparation of one or more confidential information memoranda, prospectuses, offering memoranda, private placement memoranda and other customary marketing and syndication materials reasonably requested by Acquiror or any of its Affiliates in connection with the Debt Financing; (vi) cooperating with the marketing efforts for any portion of the Debt Financing, including using commercially reasonable efforts to assist Acquiror in Acquiror using its commercially reasonable efforts to ensure that the syndication efforts benefit from the existing banking relationships of the Company and its Subsidiaries; (vii) permitting the reasonable use by Acquiror and its Affiliates of the Company’s and its Subsidiaries’ logos, names and trademarks for syndication and underwriting, as applicable, of the Debt Financing, provided, that such logos, names and trademarks are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks; (viii) participating as necessary in a reasonable number of meetings, presentations, customary one-on-one sessions that are requested in advance and road shows with prospective lenders and investors and in drafting sessions and due diligence sessions, as applicable (including the reasonable participation in such meetings by the Company’s senior management), in each case, in connection with the Debt Financing; (ix) reasonably cooperating with any financing sources or prospective financing sources (including lenders, underwriters, initial purchasers or placement agents) for the Debt Financing (together with the arrangers and the partners, shareholders, managers, members, directors, attorneys, officers, employees, advisors, accountants, consultants, agents, Affiliates and Representatives and successors of any of the foregoing, collectively, the “Financing Sources”) and their respective agents’ due diligence, including providing access to documentation reasonably requested by any such Person in connection with the Debt Financing (including sufficient access to allow any Financing Source to complete field exams and inventory appraisals); (x) assisting in Acquiror’s preparing customary rating agency presentations and participating in a reasonable number of sessions with rating agencies in connection with the Debt Financing; and (xi) as long as such information is requested by the Financing Sources in writing at least ten (10) Business Days prior to the Closing Date, providing to the Financing Sources, at least three (3) Business Days prior to the Closing Date, all documentation and other information required by regulatory authorities with respect to the Company and its Subsidiaries under applicable “know your customer” and anti-money laundering Laws, including the USA PATRIOT Act of 2001, as amended, and the beneficial ownership regulations under 31 C.F.R. Section 1010.230;

provided, that (x) none of the Company or any of its Subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with any such financing except for any payment that is conditioned upon, and shall not take effect until, the Effective Time, and (y) no obligations of the Company or any of its Subsidiaries under any Contract, certificate, document or instrument delivered pursuant to this Section 5.18 shall be required to be effective until the Effective Time. The Company will, to the extent reasonably and timely requested by Acquiror, provide to Acquiror and the Financing Sources such information (including any updates to the items required to be furnished pursuant to this Section 5.18(b)) about the Company and its Subsidiaries and their respective business as may be necessary so that the marketing materials for any such financing (solely in respect of the Company and its Subsidiaries and their respective business) are true and correct in all material respects and do not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not materially misleading.

(c)    The Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Acquiror to permit Acquiror to prepare such unaudited pro forma financial statements for the Company and its Subsidiaries for such time periods as may be determined by the Acquiror or the Financing Sources to be required or appropriate in connection with the Debt Financing. Without limiting the generality of the foregoing, the Company shall, and shall cause its Subsidiaries to (i) provide the Acquiror and its accountants with reasonable access during normal business hours to financial and other information reasonably requested by the Acquiror in connection with the preparation of such pro forma financial statements, including access to work papers of the Company, its Subsidiaries and their respective accountants reasonably requested by the Acquiror in connection therewith and (ii) provide reasonable assistance to the Acquiror and its accountants in the preparation of such financial statements.

(d)    Notwithstanding anything in this Section 5.18 to the contrary, Acquiror shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in good faith in connection with fulfilling its obligations pursuant to this Section 5.18. Acquiror shall indemnify and hold harmless the Company and its Subsidiaries (and their respective Representatives) from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by them in connection with the arrangement of any such financing and any information used in connection therewith (other than information provided by the Company, any of its Subsidiaries or any of their respective Representatives in writing expressly for use in the Debt Financing documents), except in the event such loss, damage, claim, cost or expense arises out of or results from the bad faith, gross negligence, fraud, intentional misrepresentation or willful misconduct or material breach of any of its obligations hereunder by the Company, any of its Subsidiaries or any of their respective Representatives.

(e)    Notwithstanding anything in Section 5.18(a)-(c) to the contrary:

(i)    Acquiror shall be solely responsible for preparing any pro forma financial statements or projections described above and the Company shall not be required to provide any of the following: (w) any description of all or any portion of the Debt Financing, (x) financial statements, related party disclosures, or any segment information, in each case that are prepared on a basis not consistent with the Company’s reporting practices used in preparation of the financial information described in Section 5.22, (y) pro forma financial statements or (z) projections (provided, that, for the avoidance of doubt, the Company shall assist Acquiror in Acquiror’s preparation of pro forma financial information as provided in Section 5.18(c));

(ii)    (x) neither the Company or its Subsidiaries nor any Persons who are directors, officers or employees of the Company or its Subsidiaries shall be required to (A) pass resolutions or consents (except those which are subject to the occurrence of the Closing passed by directors or officers continuing in their positions following the Closing) or (B) execute any document or Contract that is effective prior to the occurrence of the Closing, in each case in connection with the Debt Financing or the cooperation contemplated by this Section 5.18; and provided further that, no such Persons shall be required to pass resolutions or consents or execute any document or Contract in connection with the Debt Financing unless such Persons are to remain as directors, officers or employees following the Closing;

(iii)    in no event shall the Company or any of its Subsidiaries be required to incur any other liability or obligation, make any other payment or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing prior to the Closing Date, in each case that would not be reimbursed or indemnified in full by Acquiror, or pay any commitment or other fee;

(iv)    neither the Company nor any of its Subsidiaries will be required to deliver any financial information with respect to a fiscal period that has not yet ended;

(v)    neither the Company nor any of its Subsidiaries will be required to provide, or cause to be provided, any legal opinions in connection with (A) the Debt Financing or (B) the cooperation contemplated by this Section 5.18;

(vi)    in no event shall the Company or any of its Subsidiaries be required to provide any cooperation in connection with the Debt Financing to the extent that it (A) unreasonably interferes with the ongoing business or operations of the Company and its Subsidiaries (as determined in good faith by the Company) or (B) jeopardizes (in the Company’s reasonable determination) any attorney-client privileges of the Company or any of its Subsidiaries (in which case the Company and such Subsidiaries shall use commercially reasonable efforts to take such action in a manner that would not jeopardize such attorney-client privilege);

(vii)    the Company and its Subsidiaries may refrain from taking any action that would result in a material violation or breach of, or a default under, the Organizational Documents of the Company or its Subsidiaries or any material Contracts to which the Company or its Subsidiaries are a party, which, in each case, are not entered into in contemplation of and in furtherance of the Transactions or the Debt Financing, or any applicable Law;

(viii)    neither the Company nor any of its Subsidiaries will be required by any provision of this Section 5.18 to take any action that would, in and of itself, cause the Company or any of its Subsidiaries to breach any representation, warranty, covenant or agreement in this Agreement; and

(ix)    neither the Company nor any of its Subsidiaries will be required to take any action that could reasonably be expected to cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur personal liability.

(f)    In addition, nothing contained in this Section 5.18 or otherwise will require the Company or any of its Subsidiaries to be an issuer or other obligor with respect to the Financing.

Section 5.19    Section 280G Matters. Not less than five (5) Business Days prior to the Closing Date, the Company shall submit to a stockholder vote, in a manner that satisfies the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder, the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive any and all payments (or other benefits) contingent on the consummation of the transactions contemplated by this Agreement (within the meaning of Section 280G(b)(2)(A)(i) of the Code) to the extent necessary so that no payment received by such “disqualified individual” shall be a “parachute payment” under Section 280G(b) of the Code (determined without regard to Section 280G(b)(4) of the Code). Such vote, if obtained, shall establish each disqualified individual’s right to the payment or other compensation, and the Company shall exercise commercially reasonable efforts to obtain any required waivers or consents from the disqualified individual prior to the vote. In addition, the Company shall provide adequate disclosure to Company stockholders that hold voting Company Common Stock of all material facts concerning all payments to any such disqualified individual that, but for such vote, could be deemed “parachute payments” under Section 280G of the Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and Treasury Regulations promulgated thereunder. At least five (5) Business Days prior to the vote, Acquiror and its counsel shall be given the right to review and comment on all documents required to be delivered to the Stockholders in connection with such vote and any required disqualified individual waivers or consents, and the Company shall consider in good faith all comments of Acquiror thereon. Acquiror and its counsel shall be provided copies of all documents executed by the stockholders and disqualified individuals in connection with the vote.

Section 5.20    Payoff Letters. The Company will ensure that at least five (5) Business Days before the Closing, Acquiror will receive from all holders of Payoff Debt identified on Schedule 2.11(a)(v) payoff letters, in commercially reasonable form, specifying the amount necessary to be paid to fully repay, satisfy, release and discharge all obligations of the Company and its Subsidiaries under any agreements between the Company and its Subsidiaries, on the one hand, and the holders of such Payoff Debt, on the other hand, as supplemented and amended (the “Payoff Letters”). Each Payoff Letter will set forth the principal amount of the obligation, any prepayment premiums or fees or termination fees with respect thereto, any accrued interest thereon and any expense reimbursement or other amounts due in respect thereof, will provide wire instructions and will provide for the release of, or authorize the Company to release, all Encumbrances associated with such Payoff Debt and the termination of all other obligations associated therewith upon the payment of such outstanding amounts.

Section 5.21    No Solicitation.

(a)    During the Pre-Closing Period, the Company shall not, and the Company shall cause each of its Subsidiaries and each of the respective officers, directors, managers,

employees, representatives and agents of the Company or any of its Subsidiaries not to, directly or indirectly, through any officer, director, manager, employee, Affiliate, agent or representative or otherwise, (i) initiate, solicit, knowingly encourage or otherwise knowingly facilitate any inquiry, proposal, offer or discussion with any party (other than Acquiror or its Representatives) concerning any acquisition, equity or debt financing, joint venture, merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets or similar business transaction involving the Company or any of its Subsidiaries, (ii) furnish any information concerning the business, properties or assets of the Company or any of its Subsidiaries or the Shares to any party (other than Acquiror or its Representatives) or (iii) engage in negotiations or enter into any Contract with any party (other than Acquiror or its Representatives) concerning any such transaction.

(b)    The Company shall promptly, and in any event within two (2) Business Days of the date of this Agreement, notify any party with which discussions or negotiations of the nature described in Section 5.21(a) were pending that such discussions or negotiations are terminated. Upon any such termination, the Company shall request that any such party return or destroy any confidential information of the Company and the Company’s Subsidiaries provided to any such party during the course of any such discussions or negotiations. If the Company or any of its Subsidiaries receives any inquiry, proposal or offer of the nature described in Section 5.21(a), the Company shall, within one (1) Business Day after such receipt, notify Acquiror of such inquiry, proposal or offer, including the identity of the other party and the terms of such inquiry, proposal or offer.

Section 5.22    Certain Financial Statements. Prior to the Closing, the Company shall exercise reasonable best efforts to deliver to Acquiror (a) historical consolidated financial statements for the Company and its Subsidiaries for the fiscal years ended December 31, 2019 and 2020, and for the relevant quarterly periods of 2020 and 2021 ended or ending, as the case may be, at least 45 days prior to the Closing, in a form that complies with the requirements of Item 9.01 of Form 8-K and Rule 3-05 of Regulation S-X of the SEC for a business acquisition required to be described in answer to Item 2.01 of Form 8-K, including information required for Acquiror to prepare the pro forma financial information required by Item 9.01 of Form 8-K, and (b) an unqualified report from the Company’s independent accounting firm stating that such historical consolidated financial statements for the Company and its Subsidiaries for the fiscal years ended December 31, 2019 and 2020 present fairly, in all material respects, the consolidated financial position, as well as the consolidated results of operations and cash flows, of the Company and its Subsidiaries for the periods covered by the such financial statements, in conformity with GAAP (collectively, the “8-K Financial Information”).

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1    General Conditions. The respective obligations of each Party to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by any Party in its sole discretion (provided, that such waiver shall only be effective as to the obligations of such Party):

(a)    No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the Transactions.

(b)    Any waiting period (and any extension thereof) under the HSR Act or other antitrust law expressly contemplated by the Applicable Antitrust Authorizations Schedule shall have expired or shall have been terminated.

(c)    The Company Stockholder Approval shall have been validly obtained under the CA Code and the Company’s certificate or articles of incorporation and bylaws.

Section 6.2    Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Company in its sole discretion:

(a)    The representations and warranties of the Acquiror and Subs contained in ARTICLE IV shall be true and correct in all respects (without giving effect to any materiality or similar qualification contained or incorporated directly or indirectly in such representation or warranty) as of the date hereof and as of the Closing Date as though made on and as of such date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except for breaches or inaccuracies that would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.

(b)    The Acquiror and Subs shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to or at the Closing.

(c)    The Company shall have received from each of the Acquiror and each Sub a certificate to the effect set forth in Section 6.2(a) and (b), signed by a duly authorized officer of each of the Acquiror and each Sub.

(d)    The Company shall have received an executed counterpart of the Adjustment Escrow Agreement, signed by each party thereto other than the Company.

Section 6.3    Conditions to Obligations of the Acquiror and Subs. The obligations of the Acquiror and Subs to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Acquiror in its sole discretion:

(a)

(i)    Each of the Fundamental Representations (other than the representations and warranties set forth in Section 3.4(a), Section 3.4(b), the third, fourth and fifth sentences of Section 3.4(c), the second and third sentences of Section 3.4(e) and Section 3.4(g)) shall be true and correct in all material respects (except that, to the extent any portion of such Fundamental Representations is by its terms qualified by a standard of materiality, such portion of such Fundamental Representations that is so qualified shall be true and correct in all respects) as of the date hereof and as of the Closing Date as though made on and as of such date (other than those Fundamental Representations that address matters as of an earlier date, in which case such Fundamental Representations need only satisfy such standard as of such earlier date).

(ii)    The representation and warranty set forth in Section 3.7(b) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date.

(iii)    Each of the representations and warranties set forth in Section 3.4(a), Section 3.4(b), the third, fourth and fifth sentences of Section 3.4(c), the second and third sentences of Section 3.4(e) and Section 3.4(g) shall be true and correct in all respects (without giving effect to any materiality, Material Adverse Effect or similar qualification contained or incorporated directly or indirectly in such representation or warranty) as of the date hereof and as of the Closing Date as though made on and as of such date, other than de minimis inaccuracies.

(iv)    Each of the representations and warranties set forth in ARTICLE III other than the Fundamental Representations and the representation and warranty set forth in Section 3.7(b) shall be true and correct in all respects (without giving effect to any materiality, Material Adverse Effect or similar qualification contained or incorporated directly or indirectly in such representation or warranty) as of the date hereof and as of the Closing Date as though made on and as of such date (other than those representations and warranties that address matters as of an earlier date, in which case such representations and warranties need only satisfy such standard as of such earlier date), except for breaches and inaccuracies that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b)    The Company shall have performed in all material respects all obligations and agreements and complied with all covenants required by this Agreement to be performed or complied with by it prior to or at the Closing (without giving effect to any materiality or similar qualification contained or incorporated directly or indirectly in such obligations, agreements or covenants).

(c)    Since the date of this Agreement there shall not have been a Material Adverse Effect.

(d)    The Acquiror shall have received from the Company a certificate to the effect set forth in Section 6.3(a), (b) and (c), signed by a duly authorized officer thereof.

(e)    The Acquiror shall have received an executed counterpart of the Adjustment Escrow Agreement, signed by each party thereto other than the Acquiror or Subs.

(f)    The Company shall have delivered or caused to be delivered to the Acquiror a certificate (together with a notice to the IRS, which shall be filed by Acquiror following the Closing) pursuant to Treasury Regulations Section 1.1445-2(c)(3) stating that the Company is not nor has it been a U.S. real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c) of the Code.

(g)    The Company shall have delivered to Acquiror the 8-K Financial Information.

(h)    Acquiror shall have received Significant Stockholder Agreements or Stockholder Consents and Agreements duly executed and delivered (and not amended or revoked) by Stockholders representing, in the aggregate, at least 90% of the outstanding number of Shares.

(i)    The aggregate number of Shares held by Qualified Holders shall represent, in the aggregate, at least 80% of the outstanding number of Shares.

(j)    There shall be no more than 35 Qualified Holders that are not Accredited Investors.

(k)    The Acquiror shall have received from the Company a certificate from the Secretary of the Company in a form reasonably satisfactory to Acquiror certifying as to correct and complete copies of each of (i) the Organizational Documents of the Company and any amendments thereto, (ii) incumbency and signatures of officers of the Company authorized to sign this Agreement and Ancillary Agreements to which the Company will be a party, (iii) a certificate of good standing of the Company certified by the Secretary of State of the State of California and issued not more than ten (10) Business Days prior to the Closing Date and (iv) all resolutions of the board of directors of the Company (or a duly authorized committee thereof) and the Stockholders relating to this Agreement and the transactions contemplated by this Agreement.

(l)    The Acquiror shall have received the items contemplated to be delivered by the Company in accordance with Section 2.12(a).

(m)    The Acquiror shall have received the First Certificate of Merger duly executed by the Company.

Section 6.4    Frustration of Closing ConditionsSection 6.5 .. No Party may rely on the failure of any condition set forth in this ARTICLE VI to be satisfied if such failure was caused by such Party’s material breach of Section 5.10.

ARTICLE VII

TERMINATION

Section 7.1    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)    by mutual written consent of the Acquiror and the Company;

(b)    (i) by the Company, if the Company is not in material breach of its obligations under this Agreement and the Acquiror or either Sub breaches or fails to perform in any respect any of their representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2, (B) cannot be or has not been cured within 30 days following delivery of written notice of such breach or failure to perform, and (C) has not been waived by the Company; or (ii) by the Acquiror, if neither the Acquiror nor either Sub is in material breach of its obligations under this

Agreement and the Company breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3, (B) cannot be or has not been cured within 30 days following delivery of written notice of such breach or failure to perform, and (C) has not been waived by the Acquiror;

(c)    by either the Company or the Acquiror if the First Merger shall not have been consummated by the date that is three (3) months following the date of this Agreement (the “Termination Date”); provided, however, (i) the right to terminate this Agreement under this Section 7.1(c) shall not be available if a material breach of any obligation under Section 5.10 by the Party so requesting termination shall have been the proximate cause of the failure of the Merger to be consummated on or prior to such date and (ii) in the event that an action is required by the Acquiror (at the Company’s request) pursuant to Section 2.15(b) or an adjustment is required pursuant to Section 2.15(c) and such action or adjustment has not been completed as of the date that is five (5) Business Days prior to the Termination Date, the Termination Date shall be extended until the fifth (5th) Business Day following the completion of such action or adjustment;

(d)    by either the Company or the Acquiror in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Transactions and such order, decree, ruling or other action shall have become final and nonappealable; provided, that the Party so requesting termination shall not have materially breached Section 5.10; or

(e)    by Acquiror at any time following 24 hours after execution of this Agreement if evidence of the Company Stockholder Approval shall not yet have been delivered to Acquiror.

The Party seeking to terminate this Agreement pursuant to this Section 7.1 (other than Section 7.1(a)) shall give prompt written notice of such termination to the other Parties.

Section 7.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1 by either the Acquiror, Subs or the Company, the provisions of this Agreement shall immediately become void and of no further force and effect (other than Section 3.24 and Section 4.8 relating to broker’s fees and finder’s fees, Section 5.9 relating to confidentiality, Section 5.18(d) (relating to reimbursement of costs), Section 9.11 relating to public announcements, this Section 7.2 and ARTICLE IX, and there shall be no Liability on the part of any of Acquiror, Subs, or the Company to one another, except for any Fraud or willful and intentional breaches of a Party under this Agreement prior to the time of such termination.

ARTICLE VIIII

INDEMNIFICATION

Section 8.1    Indemnification by Indemnifying Stockholder. Following the Closing, and subject to the Express Indemnification Limits, the Indemnifying Stockholder shall defend and indemnify Acquiror and its Affiliates (including the Company, the First Step Surviving Corporation and the Surviving Corporation) (collectively, the “Acquiror Indemnified Parties”) in respect of, and hold each Acquiror Indemnified Party harmless against and will compensate and reimburse each Acquiror Indemnified Party for, any and all Losses incurred or suffered by any Acquiror Indemnified Party (regardless of whether such Losses relate to any Third-Party Action) to the extent resulting from:

(a)    a breach of, or inaccuracy in, as of the date of this Agreement or as of the Closing Date, Section 3.2;

(b)    a breach of, or inaccuracy in, as of the date of this Agreement or as of the Closing Date, Section 3.4(a), Section 3.4(b), the third, fourth, or fifth sentences of Section 3.4(c), the second and third sentences of Section 3.4(e) or Section 3.4(g);

(c)    any Fraud by or on behalf of the Company with respect to any Contractual Representation hereunder in connection with this Agreement or the Transactions (it being understood and agreed that any Fraud that is committed by any employee or director of the Company or any of its Subsidiaries in connection with the Transactions shall be deemed to constitute Fraud on the part of the Company or such Subsidiary for purposes of this Agreement); or

(d)    any Fraud by or on behalf of the Company with respect to any Contractual Representation hereunder where the Indemnifying Stockholder has actual knowledge of such Fraud as of the date of this Agreement.

Section 8.2    Claims Procedures.

(a)    In the event that any Third-Party Action is commenced, Acquiror shall promptly notify (but in any event within twenty (20) days of first becoming aware of such Third-Party Action) the Stockholder Representative of such Third-Party Action in a writing that (i) describes such Third-Party Action in reasonable detail, to the extent then known by Acquiror, and (ii) attaches copies of any summons, complaint or other pleading that may have been served on the Acquiror Indemnified Party with respect to such Third-Party Action (it being understood that, to the extent that such written material is not reasonably available to Acquiror at such time, Acquiror shall so indicate, and shall promptly provide such material when it becomes available) (a “Third-Party Action Notice”); except that no delay on the part of Acquiror in giving any Third-Party Action Notice shall relieve the Indemnifying Stockholder of any indemnification obligation hereunder unless (and then only to the extent) the Indemnifying Stockholder is damaged or prejudiced by such delay (in which case the Indemnifying Stockholder shall be relieved only of any portion of the applicable indemnification obligation hereunder that resulted from such delay).

(b)    The Stockholder Representative shall have twenty (20) days from its receipt of a Third-Party Action Notice (the “Notice Period”) to notify Acquiror whether the Stockholder Representative desires, on behalf of the Indemnifying Stockholder and at his sole cost and expense and with counsel reasonably acceptable to Acquiror, to assume and control the defense of the Third-Party Action (subject to any right of the insurer under any R&W Insurance Policy to control the defense of Third-Party Actions covered by such R&W Insurance Policy); provided that (i) the Stockholder Representative may only assume control of such defense if (A) it acknowledges in writing to Acquiror on behalf of all of the Indemnifying Stockholders that any damages, fines, costs or other Liabilities that may be assessed against Acquiror Indemnified Parties in connection with such Third-Party Action constitute Losses for which the Acquiror Indemnified Parties shall be indemnified pursuant to this ARTICLE VIII and (B) the ad damnum in such Third-Party Action, taken together with the estimated costs of defense thereof and the Claimed Amount with respect to any unresolved claims for indemnification then pending, is less than or equal to the Non-Fraud Indemnification Amount less any amounts previously paid to any Acquiror Indemnified Party pursuant to this ARTICLE VIII, and (ii) in no event may the Stockholder Representative assume control of the defense of a Third-Party Action involving Taxes or criminal liability or in which injunctive or other non-monetary relief is sought against any Acquiror Indemnified Party. If the Stockholder Representative undertakes to assume and control the defense of a Third-Party Claim, the Stockholder Representative shall not, without the prior written consent of Acquiror (which consent shall not be unreasonably conditioned, withheld or delayed), consent to any settlement. The Party not in control of the defense of Third-Party Action shall reasonably cooperate with the other Party and its counsel in the investigation, defense and settlement of such Third-Party Action, including promptly (w) executing and delivering documents reasonably requested in connection with such investigation, defense or settlement, (x) procuring potential witnesses and witness statements, (y) furnishing documentary evidence to the extent available to it or its controlled Affiliates and (z) providing access to any other relevant Person, including any employees or agents of, or advisors to, the Parties, in each case as is within the non-controlling Party’s reasonable control and reasonably needed to ensure the proper and adequate defense of such Third-Party Action. Notwithstanding an election by the Stockholder Representative to assume and control the defense of such Third-Party Action, each Acquiror Indemnified Party, or any of the Acquiror Indemnified Parties together, shall have the right to employ separate legal counsel (and the fees and expenses of such counsel will be considered Losses for purposes of this ARTICLE VIII if such Third-Party Action is determined to be subject to indemnification under this ARTICLE VIII) and to participate in the defense of such Third-Party Action.

(c)    To the extent the Stockholder Representative (i) elects not to defend a Third-Party Action, (ii) does not undertake to assume and control the defense against a Third-Party Action within the Notice Period or (iii) fails to contest in good faith a Third-Party Action, the Acquiror Indemnified Party may retain counsel and control the investigation and defense of the Third-Party Action (and the cost and expense of doing so will be considered Losses for purposes of this ARTICLE VIII) and may take any other actions the Acquiror Indemnified Party deems reasonably advisable without in any way waiving or otherwise affecting the Acquiror Indemnified Party’s rights to indemnification pursuant to this ARTICLE VIII; provided that the Acquiror Indemnified Party shall not consent to any settlement of a Third-Party Claim without the prior written consent of the Stockholder Representative (which consent shall not be unreasonably conditioned, withheld or delayed). In any event, the Acquiror Indemnified Party and its counsel shall keep the Stockholder Representative reasonably informed upon request of all material developments relating to any such Third-Party Action, including by providing copies of any summons, complaint or other pleading which may have been served on the Acquiror Indemnified Party.

(d)    In order to seek indemnification under this ARTICLE VIII, Acquiror or the Acquiror Indemnified Party must provide notice to the Stockholder Representative in a writing that (i) describes in reasonable detail the basis of the claim, to the extent then known by Acquiror or the Acquiror Indemnified Party (including, to the extent then known, the facts underlying each particular claim and an identification of each section of this Agreement pursuant to which indemnification is being sought); (ii) sets forth a description and Acquiror’s or the Acquiror Indemnified Party’s good faith estimate (based on information then known by Acquiror or the Acquiror Indemnified Party) of the amount of Losses incurred or reasonably expected to be incurred by the Acquiror Indemnified Party and (iii) contains a demand for payment in the amount of such Losses (a “Claim Notice”).

(e)    Within twenty (20) calendar days after delivery of a Claim Notice, the Stockholder Representative shall deliver to Acquiror a response, in which the Stockholder Representative, on behalf of the Indemnifying Stockholder, shall: (i) agree that the Acquiror Indemnified Party is entitled to receive all of the Claimed Amount, in which case the Indemnifying Stockholder shall deliver to Acquiror an amount in cash equal to the Claimed Amount within two (2) Business Days after the later of (x) the delivery of such response by the Stockholder Representative or (y) the delivery by Acquiror or the Acquiror Indemnified Party to the Stockholder Representative of wire instructions for such payment, (ii) agree that the Acquiror Indemnified Party is entitled to receive a portion of the Claimed Amount (the “Agreed Amount”), in which case the Indemnifying Stockholder shall deliver to Acquiror an amount in cash equal to the Agreed Amount within two (2) Business Days after the later of (x) the delivery of such response by the Stockholder Representative or (y) the delivery by Acquiror or the Acquiror Indemnified Party to the Stockholder Representative of wire instructions for such payment or (iii) dispute that the Acquiror Indemnified Party is entitled to receive any of the Claimed Amount (such response, a “Response”).

(f)    During the 20-day period following the delivery of a Response that reflects a Dispute, the Stockholder Representative and Acquiror shall use good faith efforts to resolve the Dispute. If the Dispute is not resolved within such 20-day period or such longer period of time as may be mutually agreed between the Stockholder Representative and Acquiror, such Dispute shall be resolved in accordance with Section 9.9.

(g)    Without limitation of Section 2.13, the Stockholder Representative shall have full power and authority on behalf of the Indemnifying Stockholder to take any and all actions on behalf of, execute any and all instruments on behalf of, and execute or waive any and all rights of, the Indemnifying Stockholder under this ARTICLE VIII. The Stockholder Representative shall have no Liability to the Indemnifying Stockholder for any action taken or omitted on behalf of the Indemnifying Stockholder pursuant to this ARTICLE VIII.

(h)    To the extent that the Indemnifying Stockholder makes any payment pursuant to this ARTICLE VIII in respect of Losses which an Acquiror Indemnified Party subsequently recovers from a third party (including any insurance company in its capacity as an insurer), Acquiror shall pay the amount of any such recovery to the Indemnifying Stockholder (after deducting therefrom the amount of any reasonable and documented out-of-pocket costs of recovery incurred by Acquiror or any Acquiror Indemnified Party, including any resulting increase in premium, in pursuing or defending any claim arising out of such matter to the extent not previously reimbursed by the Indemnifying Stockholder); provided that such payment shall not exceed the amount previously paid by the Indemnifying Stockholder to or on behalf of Acquiror or any other Acquiror Indemnified Party in respect of any claim arising out of such matter(s).

Section 8.3    Survival of Representations and Warranties. Other than with respect to Fraud by the Company with respect to any Contractual Representation hereunder and the representations and warranties referenced in Section 8.1(a) and Section 8.1(b), which shall survive solely to the extent set forth in Section 8.4(a), none of the representations, warranties, covenants or agreements in this Agreement, in the Ancillary Agreements, or in any other certificate, instrument, agreement or other document delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the Parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.4    Limitations.

(a)    The obligations of the Indemnifying Stockholder are subject in all instances to the following limitations notwithstanding any provision herein to the contrary (the “Express Indemnification Limits”): (i) the aggregate liability of the Indemnifying Stockholder under this ARTICLE VIII for the items set forth in Sections 8.1(a) – (c) shall not exceed the Non-Fraud Indemnification Amount; (ii) the aggregate liability of the Indemnifying Stockholder under this ARTICLE VIII for the items set forth in Section 8.1(d) (together, for this purpose, with Sections 8.1(a) – (c)) shall not exceed the Fraud Indemnification Amount; and (iii) the Indemnifying Stockholder shall have no liability with respect to any matter except to the extent the Stockholder Representative shall have been advised in writing by Acquiror in reasonable detail, to the extent then known by Acquiror, with respect to such matter prior to March 31, 2024.

(b)    In calculating amounts payable under this ARTICLE VIII, the amount of any indemnified Losses shall be determined without duplication of any other Loss for which an indemnification claim has been made under this Agreement and shall be computed net of (i) payments actually recovered by Acquiror under any insurance policy, including any R&W Insurance Policy, with respect to such Losses (after giving effect to any deductible or other reasonably incurred and documented out-of-pocket cost of recovery or increase in insurance premiums) and (ii) any other amount actually recovered previously by the applicable Acquiror Indemnified Party from any third party with respect to such Losses (after giving effect to any reasonably incurred and documented out-of-pocket cost of recovery). To the extent Acquiror obtains an R&W Insurance Policy and Acquiror or any of its Subsidiaries may reasonably seek to recover Losses indemnified under this ARTICLE VIII under any R&W Insurance Policy, Acquiror or such Subsidiary of Acquiror shall use reasonable efforts to seek recovery under such R&W Insurance Policy with respect to any such Losses in excess of the retention under such R&W Insurance Policy; provided that the Acquiror or such Subsidiary of Acquiror shall have satisfied such obligations by submitting a claim under the R&W Insurance Policy with respect to such Losses (after taking into account any deductibles, retentions or other limitations set forth herein applicable to the R&W Insurance Policy) and, for the avoidance of doubt, shall have no obligation to commence or pursue any Action against the insurer under the R&W Insurance Policy with respect to the foregoing.

(c)    The Indemnifying Stockholder shall not have any right of contribution against the Company, the First Step Surviving Corporation or the Surviving Corporation with respect to any breach by the Company of any Contractual Representation.

(d)    The rights to indemnification set forth in this ARTICLE VIII shall not be affected by (i) any investigation conducted by or on behalf of any Acquiror Indemnified Party or any knowledge acquired (or capable of being acquired) by any Acquiror Indemnified Party, whether before or after the date of this Agreement or the Closing Date, with respect to the inaccuracy or noncompliance with any representation or warranty that is the subject of indemnification hereunder, or (ii) any waiver by Acquiror of any closing condition relating to the accuracy of representations and warranties.

(e)    Except in the case of Fraud by any Person other than the Company and claims for specific performance and except as set forth in Section 2.12, after the Closing, the rights of Acquiror under this Article VIII shall be the exclusive remedy of Acquiror with respect to this Agreement and the Transactions contemplated hereby.

(f)    Notwithstanding anything to the contrary in this Agreement, for purposes of determining (i) whether there has been a breach of or inaccuracy in any representation or warranty and (ii) the amount of Losses for which any Acquiror Indemnified Party may be entitled to indemnification under this ARTICLE VIII, each such representation or warranty shall be deemed to have been made without any qualifications or limitations as to materiality (including any qualifications or limitations made by reference to a Material Adverse Effect).

(g)    Any payments made to a party pursuant to this ARTICLE VIII shall be treated as an adjustment to the Merger Consideration for Tax purposes to the extent permitted by Law.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1    Press Releases and Communications. Prior to the Closing, no press release or public announcement or disclosure related to this Agreement or the Transactions shall be issued or made by any Party hereto without the joint approval of Acquiror and the Company (which approval shall not be unreasonably withheld, conditioned or delayed) and, following the Closing, no press release or public announcement or disclosure related to this Agreement or the Transactions shall be issued or made by any Party hereto without the approval of Acquiror; provided that Acquiror, the Company, and the Stockholder Representative may, without the prior written consent of any other, issue such press release or make such public statements as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or association. The foregoing shall not restrict or prohibit the Stockholder Representative after the Closing Date from making subsequent public announcements stating solely that the Transactions have been consummated (and without any other facts). To the extent Acquiror, the First Step Surviving Corporation and the Surviving Corporation (or any of their Affiliates or their and their Affiliates respective Representatives) or the Stockholder Representative (or any of its Affiliates or its and their respective Representatives) is obligated to file this Agreement, any Ancillary Agreement or any other related agreement publicly with any Governmental Authority, such Party shall consult with the other Party with respect to the scope of any redactions and requests for confidential treatment of the terms hereof, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or association, and except any consultation that would not be reasonably practicable as a result of requirements of Law or listing agreement with or rules of any national securities exchange or association. Notwithstanding anything to the contrary set forth herein or in the Non-Disclosure Agreement, Acquiror shall be permitted to (i) disclose nonpublic or otherwise confidential information regarding the Company and its Subsidiaries (including the items delivered or made available to Acquiror pursuant to Section 5.18(b), 5.18(c) and 5.22) to Financing Sources, and to rating agencies and prospective lenders and investors during syndication of any financing subject to their entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda, private placement memoranda, offering memoranda and/or lender and investor presentations), and (ii) publicly disclose, including by filing or furnishing one or more Current Reports on Form 8-K or any registration statement in connection with an offering or exchange of securities on Form S-1, Form S-3 or Form S-4 (or any successor forms) under the Securities Act in compliance with the requirements of Regulation S-X and Regulation S-K, as applicable, the Financial Statements, the 8-K Financial Information, the items delivered or made available to Acquiror pursuant to Section 5.18(b), 5.18(c) and 5.22, other financial statements and information of the Company and its Subsidiaries and pro forma financial information provided to any Financing Source and prospective lenders and investors under any prospectuses, private placement memoranda, lender and investor presentations, offering documents, bank information memoranda, rating agency presentations, confidential information memoranda or other syndication materials or similar documents prepared in connection with any financing sought or obtained by Acquiror in connection with the Transactions.

Section 9.2    Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the Ancillary Agreements and the Transactions shall be paid by the Party incurring such fees or expenses, whether or not such Transactions are consummated; provided, however, that at or following the Closing the Acquiror shall pay or cause the First Step Surviving Corporation or the Surviving Corporation to pay any Transaction Expenses that have been accounted for in the calculation of the Merger Consideration and that remain unpaid as of the Closing. In the event of termination of this Agreement, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by the other.

Section 9.3    Amendment and Modification. This Agreement may be amended, modified or supplemented by the Parties hereto by action taken or authorized by their respective boards of directors at any time prior to the Closing Date (notwithstanding receipt of the Company Stockholder Approval); provided, however, that after approval of the Transactions by the Stockholders, no amendment shall be made which pursuant to applicable Law requires further approval by such Stockholders without such further approval. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties in interest at the time of the amendment. Notwithstanding anything in this Agreement to the contrary, this Section 9.3 and Sections 9.8, 9.9, 9.11(b), 9.12 and 9.17 (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any such Section) may not be amended, modified, waived or terminated in a manner that adversely affects the Financing Sources without the prior written consent of the Financing Sources adversely affected thereby.

Section 9.4    Waiver; Extension. At any time prior to the Effective Time, the Acquiror, on the one hand and on behalf of itself and Subs, and the Company, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other Party contained herein, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document, certificate or writing delivered by such Party pursuant hereto, or (c) waive compliance by the other Party with any of the agreements or conditions contained herein. Any agreement on the part of any Party to any such extension or waiver shall be valid only if set forth in a written agreement signed on behalf of such Party. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Any agreement on the part of any Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party.

Section 9.5    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or when delivered by email, which email must state that it is being delivered pursuant to this Section 9.5 and will not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 9.5 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” or similar automated replies) or any other method described in this Section 9.5, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

if to the Company, to:

BioLegend, Inc.

8999 BioLegend Way,

San Diego, California 92121

Attention: Jim C. Schindler, General Counsel

E-mail: jschindler@biolegend.com

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

12255 El Camino Real, Suite 300

San Diego, CA 92130

Attention: Mike Hird

Email: mike.hird@pillsburylaw.com

and:

Pillsbury Winthrop Shaw Pittman LLP

31 W 52nd Street

New York, NY 10019

Attention: Jarrod D. Murphy

Email: jarrod.murphy@pillsburylaw.com

if to Acquiror, Subs, the First Step Surviving Corporation or the Surviving Corporation, to:

PerkinElmer, Inc.

940 Winter St.

Waltham, MA 02451

Attention: Prahlad Singh, President and Chief Executive Officer

E-mail: prahlad.singh@perkinelmer.com

with a copy (which shall not constitute notice) to:

PerkinElmer, Inc.

940 Winter St.

Waltham, MA 02451

Attention: Joel S. Goldberg, Esq.,

Senior Vice President, Administration, General Counsel and Secretary

E-mail: joel.goldberg@perkinelmer.com

and

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention: Hal J. Leibowitz, Esq.

                  Andrew R. Bonnes, Esq.

E-mail: hal.leibowitz@wilmerhale.com

andrew.bonnes@wilmerhale.com

if to Stockholders’ Representative, to:

Gene Lay

c/o BioLegend, Inc.

8999 BioLegend Way

San Diego, CA 92121

E-mail: glay@biolegend.com

Section 9.6    Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this

Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. The term “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such term does not mean simply “if”. When reference is made in this Agreement to information that has been “made available” to Acquiror, that shall consist of only the information that was (i) contained in the Company’s electronic data room no later than 5:00 p.m., Eastern time, on the second (2nd) Business Day prior to the date of this Agreement or (ii) delivered to Acquiror or its counsel. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under the Accounting Principles.

Section 9.7    Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Ancillary Agreements and the Non-Disclosure Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the Parties with respect to the subject matter hereof and thereof. Neither this Agreement nor any Ancillary Agreement shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any Party with respect to the Transactions other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder, and none shall be deemed to exist or be inferred with respect to the subject matter hereof. Notwithstanding any oral agreement or course of conduct of the Parties or their Representatives to the contrary, no Party to this Agreement shall be under any legal obligation to enter into or complete the Transactions unless and until this Agreement shall have been executed and delivered by each of the Parties.

Section 9.8    Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware and, so far as applicable, the merger provisions of the CA Code. Notwithstanding the foregoing, any action (whether at law, in contract or in tort) or proceeding involving any Financing Source (including in connection with any Alternative Financing) that may be based upon, arise out of or relate to the Debt Financing or the negotiation, execution or performance of any document (including Debt Financing Commitments) in connection therewith (other than any determinations thereunder as to (x) the accuracy of any representations and warranties made by or on behalf of the Company and its Subsidiaries in this Agreement and whether as a result of any inaccuracy thereof Acquiror or any of its Subsidiaries that is a party to this Agreement can terminate its obligations under this Agreement or not consummate the Merger, (y) the determination of whether the Merger has been consummated in accordance with the terms of this Agreement and (z) the interpretation of the definition of “Material Adverse Effect” and whether a Material Adverse Effect has occurred; each of (x) through (z) shall be governed by the internal laws of the State of Delaware) shall be governed by and construed in accordance with the laws of the state of New York without regard to principles of conflicts of law which would require the application of the laws of another jurisdiction.

Section 9.9    Submission to Jurisdiction. Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any Party or its successors or assigns against any other Party shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the Transactions. Each of the Parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding the foregoing, each of the Parties hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Debt Financing Commitments, or any of the transactions contemplated hereby or thereby, including, without limitation, any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof), and that the provisions of Section 9.17 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim and that that no Financing Sources shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature in any way relating to any such action, cause of action, claim, cross-claim or third-party claim.

Section 9.10    Disclosure Generally. Notwithstanding anything to the contrary contained in the Disclosure Schedules or in this Agreement, the information and disclosures contained in any Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other Disclosure Schedule as though fully set forth in such Disclosure Schedule for which applicability of such information and disclosure is reasonably apparent on the face of such disclosure. The fact that any item of information is disclosed in any Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement.

Section 9.11    Non-Recourse.

(a)    Except to the extent expressly provided otherwise (and then only to the extent of the specific obligations so provided for), (i) this Agreement may only be enforced against, and any Action based upon, arising out of or otherwise related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement or, to the extent applicable, a Significant Stockholder Agreement (the “Contracting Parties”) and only in accordance with the terms of and specific obligations of such Contracting Parties expressly set forth in this Agreement and (ii) except as set forth in the foregoing clause (i), no past, present or future direct or indirect securityholder, member, partner, manager, director, officer, employee, Affiliate, agent or advisor of any Contracting Party or any Subsidiary of the Company will have any Liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the Parties to this Agreement or for any Action based upon, arising out of or otherwise related to this Agreement or the Transactions contemplated hereby (and each such Person is an intended third party beneficiary of this Section 9.11).

(b)    Notwithstanding anything to the contrary contained herein, (a) the Company (on behalf of itself and its Affiliates, partners, shareholders, managers and other Representatives) hereby waives any rights or claims against any Financing Source in connection with this Agreement, the Debt Financing Commitments, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity (whether in tort, contract or otherwise); and (b) the Company (on behalf of itself and its Affiliates, partners, shareholders, managers and other Representatives) agrees not to commence any action or proceeding against any Financing Source in connection with this Agreement, the Debt Financing Commitments, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, and agrees to cause any such action or proceeding asserted by the Company (on behalf of itself and its Affiliates, partners, shareholders, managers and other Representatives) in connection with this Agreement, the Debt Financing Commitments, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, against any Financing Source to be dismissed or otherwise terminated; provided, that notwithstanding the foregoing, nothing in this Section 9.11 shall in any way limit or modify the rights and obligations of Acquiror or Subs under this Agreement or any Financing Source’s obligations to Acquiror or Subs under the Commitment Letter or the Debt Financing. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Financing Source shall have any liability for any claims or damages to the Company (or any of and its Affiliates, partners, shareholders, managers and other Representatives) in connection with this Agreement, the Debt Financing Commitments, the Debt Financing or the transactions contemplated hereby or thereby.

Section 9.12    Third-Party BeneficiariesSection 9.13 . Except as otherwise expressly provided in this Agreement, including Section 5.11 (Directors and Officers Indemnification), Section 5.17 (Shares of Acquiror Stock; Shelf Registration), Section 8.1 (Indemnification by the Indemnifying

Stockholder), Section 9.11 (Non-Recourse), this Section 9.12 (Third-Party Beneficiaries), and the related definitions, and the proviso to this sentence, nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement; provided, that the Financing Sources shall be intended third-party beneficiaries of this Section 9.12 and Sections 9.3, 9.8, 9.9, 9.11(b) and 9.17 and shall be entitled to enforce such provisions directly (and no amendment or modification to such provisions in respect to the Financing Sources may be made without the prior consent of the Financing Sources); and provided, further, that each Person entitled to receive any payment(s) (including Merger Consideration) pursuant to ARTICLE II shall be entitled to enforce the provisions of ARTICLE II to the extent necessary to receive the payment(s) to which such Person is entitled pursuant to ARTICLE II.

Section 9.13    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the Acquiror (in the case of an assignment by the Company) or the Company (in the case of an assignment by the Acquiror or Subs), and any such assignment without such prior written consent shall be null and void; except that Acquiror or either Sub may assign or delegate this Agreement or its rights, interest or obligations under this Agreement, in whole or in part, from time to time, to one or more of their Affiliates, provided, however, no assignment shall limit the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 9.14    Enforcement. The Parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Parties shall be entitled to seek specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such Party is entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief. For the avoidance of doubt, and without limiting the Company’s obligations under Section 5.18, in no event shall the obtaining by the Acquiror of the Debt Financing or any Alternative Financing constitute a condition to the Acquiror’s obligation to effect the Closing in accordance with the terms of this Agreement, and no failure to obtain the same, in and of itself, shall excuse the Acquiror’s obligation to effect the Closing in accordance with the term of this Agreement.

Section 9.15    Currency. All references to “dollars” or “$” or “US$” in this Agreement or any Ancillary Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement and any Ancillary Agreement.

Section 9.16    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 9.17    Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING IN RESPECT OF ANY DEBT FINANCING OR ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST THE FINANCING SOURCES).

Section 9.18    Counterparts. This Agreement and the documents referred to herein may be executed in multiple counterparts (including by means of facsimile, e-mail, in portable document format (“PDF”) or other electronic transmission), any one of which need not contain the signatures of more than one Party, but all such counterparts taken together shall constitute one and the same instrument. A signed copy of this Agreement, any Ancillary Agreement or any document or instrument referred to herein or therein delivered by facsimile, e-mail, PDF or other means of electronic transmission shall, to the extent permitted by applicable Law, be deemed to have the same legal effect as delivery of an original signed copy of this Agreement or such other agreement, document or instrument. No Party hereto shall raise the use of facsimile, e-mail, PDF or other means of electronic transmission or similar format to deliver a signature page to this Agreement or any document referred to herein as a defense to the formation of a contract and each such Party forever waives any such defense. Minor variations in the form of the signature page to this Agreement or the other documents referred to herein, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining the effectiveness of such signature.

Section 9.19    Legal Representation.

(a)    The Acquiror, on behalf of itself and its Affiliates (including after the Closing, the First Step Surviving Corporation and the Surviving Corporation), acknowledges that Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”) acts or has acted as counsel for the Stockholders, the Stockholder Representative and the Company and may continue to represent the Stockholders, the Stockholder Representative or any of their respective Affiliates in future matters related to the negotiation, execution, delivery and performance of this Agreement. Accordingly, the Acquiror, on behalf of itself and its Affiliates (including after the Closing, the First Step Surviving Corporation and the Surviving Corporation) expressly consents to: (i) Pillsbury’s representation of the Stockholders and the Stockholder Representative in any post-Closing matter relating to the Transactions or the Ancillary Agreements or any disagreement or dispute relating thereto in which the interests of the Acquiror and its Affiliates (including the First Step Surviving Corporation and the Surviving Corporation), on the one hand, and the Stockholders, the Stockholder Representative or any of their respective Affiliates, on the other hand, are adverse (a “Specified Matter”), and whether or not such matter is one in which Pillsbury may have previously advised the Stockholders, the Stockholder Representative, the Company or any of their respective Affiliates, and agrees not to claim or assert any conflict of interest in connection therewith and (ii)

the disclosure by Pillsbury to the Stockholders, the Stockholder Representative or any of their respective Affiliates, if represented by Pillsbury in a Specified Matter, of any information related to the Transactions or the applicable Ancillary Agreements learned by Pillsbury in the course of its representation of the Stockholders, the Stockholder Representative, the Company or any of their respective Affiliates, whether or not such information is subject to attorney-client privilege or Pillsbury’s duty of confidentiality.

(b)    The Acquiror, on behalf of itself and its Affiliates (including after the Closing, the First Step Surviving Corporation or the Surviving Corporation, as the case may be), acknowledges and agrees that, solely for purposes of any Specified Matter, all confidential communications between the Stockholders, the Stockholder Representative, the Company and its Subsidiaries and any of their respective their Affiliates, on the one hand, and Pillsbury, on the other hand, in the course of and only to the extent relating solely to Pillsbury’s engagement in connection with this Agreement and the Ancillary Agreements and the Transactions (the “Acquisition Engagement”), and any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, shall be deemed to belong solely to the Stockholders and the Stockholder Representative, and not to the Company and its Subsidiaries, and shall not pass to or be claimed, held, or used by the Acquiror or any of its Affiliates (including after the Closing, the First Step Surviving Corporation or the Surviving Corporation, as the case may be). Accordingly, the Acquiror and its Affiliates (including after the Closing, the Surviving Corporation) shall not use such communications (or, to the extent including such communications, the files of Pillsbury relating to the Acquisition Engagement) in a Specified Matter, regardless of where such communications may be stored or located, and the Acquiror, on behalf of itself and its Affiliates (including after the Closing, the Surviving Corporation) irrevocably waives any right it may have to discover or obtain such communications or other information or documentation relating to the Acquisition Engagement in a Specified Matter, except to the extent ordered by a court in connection with any Action between the parties. The Acquiror hereby agrees to waive and not to assert, and to cause each of its Affiliates (including after the Closing, the First Step Surviving Corporation or the Surviving Corporation, as the case may be) to waive and not to assert, solely for purposes of any Specified Matter, any attorney-client privilege held by the Company and its Subsidiaries, or any officer, employee, director or manager thereof, with respect to any communication occurring with Pillsbury to the extent relating solely to the Acquisition Engagement, it being the intention of the Parties that all such rights to such attorney-client privilege and to control such attorney-client privilege in a Specified Matter shall be retained by the Stockholders and the Stockholder Representative.

Section 9.20    No Presumption Against Drafting Party. Each of the Acquiror, Subs and the Company acknowledges that each Party to this Agreement has been represented by legal counsel in connection with this Agreement and the Transactions. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

Section 9.21    No Third-Party Reliance on Representations and Warranties. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Party or Parties in whose favor such representations and warranties are made, in accordance with this Agreement and without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the Knowledge of any of the Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.22    Acknowledgement by the Parties; No Additional Representations.

(a)    Acquiror knowingly, willingly, irrevocably and expressly acknowledges and agrees (for itself and on behalf of its Affiliates) that: (i) the Contractual Representations are the sole and exclusive representations, warranties and statements of any kind made to Acquiror and on which Acquiror may rely in connection with the Transactions, and none of the Company, its Subsidiaries, nor any of the Stockholders nor any of their Affiliates and any past, present or future direct or indirect securityholders, officers, directors, managers, partners, members or Representatives of the Stockholders or such Affiliates, including any successors and assigns of any of the foregoing Persons (collectively, in their capacity as such and together with the Stockholders, the “Stockholder Parties”) nor any other Person on behalf of any of the foregoing, has made any other representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or any of its Subsidiaries or their respective businesses, financial condition, results of operations, assets, liabilities, properties, contracts, or prospects, including any implied warranty or representation as to condition, merchantability, suitability or fitness for intended use or a particular purpose or trade as to any of the assets of the Company or its Subsidiaries (except as expressly set forth in the Contractual Representations); (ii) Acquiror has not relied on, is not relying on, and will not rely on, the Company, its Subsidiaries or any Stockholder Released Party or any Outside Information, or any disclosure by or failure of any of the foregoing to disclose or contain any information, except for the Contractual Representations; and (iii) Acquiror has relied on, is only relying on, the Contractual Representations.

(b)    In connection with the investigation by Acquiror of the Company and its Subsidiaries, Acquiror and its Affiliates have received or may receive, from or on behalf of the Company or its Subsidiaries and their respective Representatives, certain projections, forecast, budgets, cost estimates, or other financial predictions (whether in written, electronic or oral form) that have been or shall hereafter be provided to Acquiror or its Affiliates, including any such information contained in the Outside Information (“Forward-Looking Data”). Acquiror knowingly, willingly, irrevocably and expressly acknowledges and agrees (for itself and on behalf of its Affiliates) that: (i) such Forward-Looking Data is being provided solely for the convenience of Acquiror to facilitate its own independent investigation of the Company and its Subsidiaries, (ii) there are significant uncertainties inherent in attempting to make such Forward-Looking Data, (iii) Acquiror is familiar with such uncertainties, (iv) Acquiror is responsible for making its own evaluation of the adequacy and accuracy of all Forward-Looking Data (including the reasonableness of the assumptions underlying such Forward-Looking Data), (v) except as expressly set forth in the Contractual Representations, Forward-Looking Data does not and shall not be deemed to be representations or warranties of the Company, its Subsidiaries or any Stockholder Released Party or any other Person on behalf of any of the foregoing, and (vi) except as expressly set forth in the Contractual Representations, no representation or warranty is made as to the accuracy or completeness of any Forward-Looking Data (including the reasonableness of the assumptions underlying such Forward-Looking Data).

(c)    Notwithstanding anything in this Agreement to the contrary, except as set forth in the Contractual Representations, Acquiror knowingly, willingly, irrevocably and expressly (for itself and on behalf of its Affiliates) disclaims all other representations and warranties of the Company, its Subsidiaries or any Stockholder Released Party or any other Person on behalf of any of the foregoing of any kind or nature expressed or implied, whether in written, electronic or oral form, including (in each case, other than the Contractual Representations) (i) the completeness or accuracy of, or any omission to state or to disclose, any information, including in the Outside Information and the Forward-Looking Data, and (ii) any other statement relating to the historical, current or future business, financial condition, results of operations, assets, liabilities, properties, contracts, and prospects of the Company or its Subsidiaries, or the quality, quantity or condition of the Company’s or any of its Subsidiaries’ assets.

(d)    Except for the Contractual Representations, the Shares and the Company, and its assets (including its Subsidiaries) and businesses are being acquired and Acquiror is consummating the Transactions on an “AS IS” “WHERE IS” BASIS WITHOUT ANY IMPLIED WARRANTY OR CONDITION OF MERCHANTABILITY OR FITNESS FOR INTENDED USE OR A PARTICULAR PURPOSE OR TRADE OR ANY OTHER EXPRESSED OR IMPLIED WARRANTY OR CONDITION.

(e)    In connection with the Transactions or any agreement entered into on the date hereof between the Acquiror and the Company, Acquiror knowingly, willingly, irrevocably and expressly acknowledges and agrees (for itself and on behalf of its Affiliates) that Acquiror shall not assert, institute or maintain, and shall cause its Affiliates not to assert, institute or maintain, any claim or Action of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal, equitable or other theory under which such Liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 9.22.

(f)    Acquiror knowingly, willingly, irrevocably and expressly acknowledges and agrees (for itself, and on behalf of its Affiliates), that the agreements contained in this Section 9.22 (i) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing, and (ii) are an integral part of this Agreement, the Ancillary Agreements, any other agreement entered into on the date hereof between Acquiror and the Company relating to the subject matter herein and the Transactions and that, without the agreements set forth in this Section 9.22, the Company would not enter into this Agreement.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PERKINELMER, INC.

By:	/s/ Prahlad Singh
Name: Prahlad Singh
Title: President and CEO

BURTON ACQUISITION I, INC.

By:	/s/ Joel Goldberg
Name: Joel Goldberg
Title: President

BURTON ACQUISITION II, INC.

By:	/s/ Joel Goldberg
Name: Joel Goldberg
Title: President

BIOLEGEND, INC.

By:	/s/ Gene Lay
Name: Gene Lay
Title: Chief Executive Officer

Gene Lay, solely in his capacity as the Stockholder Representative

By:	/s/ Gene Lay
Gene Lay